Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No         X

ULTRAPAR HOLDINGS INC.

ITEM
1.	2018 Financial Report
2.	4Q18 and 2018 Earnings release
3.	Board of Directors minutes
4.	Fiscal Council minutes
5.	Notice to shareholders
6.	Material notice

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent and Consolidated

Financial Statements

for the Year Ended

December 31, 2018 and

Independent Auditor’s Report

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Parent and Consolidated Financial Statements

for the Years Ended December 31, 2018 and 2017

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Auditor’s Report in the Individual and Consolidated Financial Statements

To the Shareholders of the

Ultrapar Participações S.A.

São Paulo—SP

Opinion

We have audited the individual and consolidated financial statements of Ultrapar Participações S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2018, the statements of income and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Ultrapar Participações S.A. as at December 31, 2018, and of its individual and consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recoverable amount of goodwill recorded in business combination– individual and consolidated (Refer to notes 2. (t) Impairment of assets and 14 Intangible Assets)

The acquisition of the Imifarma Produtos Farmacêuticos S.A. (Extrafarma) operations in previous years resulted in recognition of goodwill, which the recoverable amount must be tested annually. The determination of the necessity of recording for impairment is supported by future profitability based on the business plan and budget as prepared by the Company and approved by the Board of Directors, which are made based on methodologies and assumptions, which involve judgment such as: discount and growth rates, revenue, costs, gross margin and new investments.

The process of determining the future profitability of the cash generating units for the purpose of evaluating the recoverable value of such assets involving complex, judgment and uncertain, and to the impacts that eventual changes in the assumptions used in the referred calculation might have in the consolidated financial statements as well as in the amount of the investment recorded under the equity method in the parent company’s financial statements, we consider this a key audit matter.

Our response

We evaluated the design and effectiveness of the key internal control of finance projections related to the identification and measurement of the recoverable value of the cash generating units where the goodwill was allocated.

Within the involvement of our corporate finance specialists, we evaluate the methodology used by the Company and the assumptions used in calculating discounted cash flows, including growth and discount rates, comparing historical information and testing the arithmetic accuracy of the formulas used in discounted cash flow models. We evaluated the sensitivity of results prepared by the Company considering reasonable changes in the key assumptions and comparing the budgets approved in the previous year with the actual amounts calculated in order to verify the Company’s ability to project future net income.

In addition, we compared the recoverable amount calculated based on the discounted cash flows, per cash generating unit, to the carrying amount of the respective cash generating units and we evaluated the adequacy of the disclosures made in the financial statements.

As a result of the evidence obtained through the procedures as described above, we consider that the is acceptable the goodwill amount on the business combination and the respect disclosures are acceptable in the context of the individual and consolidated statements taken as a whole.

Disclosure of impacts of the new accounting standard CPC 06 (R2) and IFRS 16 - Lease Accounting (Note 2.y - Individual and Consolidated)

The revised accounting standard CPC 06 (R2) and IFRS 16 - accounting, introduces complex accounting requirements that are used as basis for measuring the registration of the right of use of an asset as well as the lease liability, especially with respect to the determination of the discount rate on each lease contract, as well as the disclosure of aspects related to the transition of the accounting standard and its accounting impact that will come into effect as of January 1, 2019.

The Company and its subsidiaries maintain significant commitments arising from operating leases of land, real estate and stores in Brazil, as well as harbor concessions and offices as administrative headquarters and disclosed the potential impacts arising from the transition of the new accounting standard among other information required by these accounting standards.

Due to the complexity and judgments involved in determining the discount rates on the lease loans and the relevance of the impacts of this rate on the measurement of the lease liability, as well as the relevance of the disclosures of the effects of the initial adoption of CPC 06 (R2) / IFRS 16, this matter was considered significant for our audit.

Our response

We analyze the process to identify the information necessary to disclosure the potential impact of the new accounting standard. With support of our corporate finance specialists, we evaluate the assumptions used in determining discount rates and sensitivity analysis on the model adopted by the Company and its subsidiaries. We evaluate the judgments applied by the Company and its subsidiaries for the other assumptions used as lease term and aggregate costs to the estimated value of right of use. We performed the reconciliation with the basis records and carried out documentary tests on the database used to support the disclosed values.

As a result of the evidence obtained through the procedures as described above, we consider that the is acceptable the disclosure of potential impacts of the new accounting standard in the context of the individual and consolidated statements taken as a whole.

Other matters - Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2018 prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company’s financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have no issues to report on this.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the indidual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 20, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Wagner Bottino

Accountant CRC 1SP196907/O-7

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent			Consolidated
Assets	Note	12/31/2018	12/31/2017	1/1/2017	12/31/2018	12/31/2017	1/1/2017
			Restated	Restated		Restated	Restated
Current assets
Cash and cash equivalents	4.a	172,315	93,174	127,944	3,938,951	5,002,004	4,274,156
Financial investments and hedging instruments	4.b	565,930	21,657	1,052	2,853,106	1,283,498	1,412,588
Trade receivables	5.a	—	—	—	4,069,307	3,861,325	3,177,112
Reseller financing	5.b	—	—	—	367,262	286,569	211,055
Inventories	6	—	—	—	3,354,532	3,513,710	2,781,377
Recoverable taxes	7.a	—	—	—	639,699	664,954	382,361
Recoverable income and social contribution taxes	7.b	39,705	33,070	37,620	257,182	216,630	159,411
Dividends receivable		260,483	27,930	354,150	1,064	11,137	8,616
Other receivables		1,527	2,404	3,884	58,561	44,025	387,252
Prepaid expenses	10	1,962	1,597	98	187,570	150,046	123,883
Contractual assets with customers – exclusive rights	11	—	—	—	484,473	456,213	448,316

Total current assets		1,041,922	179,832	524,748	16,211,707	15,490,111	13,366,127
Non-current assets
Financial investments and hedging instruments	4.b	—	—	—	202,349	84,426	15,104
Trade receivables	5.a	—	—	—	81,569	46,301	49,601
Reseller financing	5.b	—	—	—	348,268	283,690	177,484
Related parties	8.a	761,288	762,562	772,425	490	490	490
Deferred income and social contribution taxes	9.a	14,034	29,158	22,462	514,187	614,061	459,618
Recoverable taxes	7.a	—	—	—	747,180	234,700	146,753
Recoverable income and social contribution taxes	7.b	48,685	48,685	35,010	105,602	78,542	35,864
Escrow deposits	21.a	—	148	148	881,507	822,660	778,770
Indemnity asset – business combination	21.c	—	—	—	194,719	202,352	—
Other receivables		—	—	—	1,411	7,918	2,678
Prepaid expenses	10	30	—	—	399,095	346,886	222,518
Contractual assets with customers – exclusive rights	11	—	—	—	1,034,004	1,046,147	989,768

Total long term assets		824,037	840,553	830,045	4,510,381	3,768,173	2,878,648
Investments
In subsidiaries	12.a	9,509,480	9,263,442	8,107,673	—	—	—
In joint-ventures	12.a; 12.b	20,118	54,739	45,409	101,954	122,061	116,142
In associates	12.c	—	—	—	24,338	25,341	22,731
Other		—	—	—	2,795	2,792	2,814

		9,529,598	9,318,181	8,153,082	129,087	150,194	141,687
Property, plant, and equipment, net	13	—	—	—	7,278,865	6,637,826	5,796,418
Intangible assets, net	14	246,163	246,163	246,163	2,369,355	2,238,042	1,891,636
Total non-current assets		10,599,798	10,404,897	9,229,290	14,287,688	12,794,235	10,708,389

Total assets		11,641,720	10,584,729	9,754,038	30,499,395	28,284,346	24,074,516

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent			Consolidated
Liabilities	Note	12/31/2018	12/31/2017	1/1/2017	12/31/2018	12/31/2017	1/1/2017
			Restated	Restated		Restated	Restated
Current liabilities
Loans and hedging instruments	15	—	—	—	2,007,430	1,819,766	1,821,398
Debentures	15.g	34,504	817,654	32,479	263,718	1,681,199	651,591
Finance leases	15.i	—	—	—	2,849	2,710	2,615
Trade payables	16	272	461	330	2,551,607	2,155,498	1,709,563
Trade payables - agreement	16	—	—	—	180,070	—	—
Salaries and related charges	17	228	244	204	428,192	388,118	362,718
Taxes payable	18	11,563	343	726	268,005	221,529	168,386
Dividends payable	25.h	282,334	335,930	316,848	284,024	338,845	320,883
Income and social contribution taxes payable		9,238	—	—	55,477	86,836	139,981
Post-employment benefits	19.b	—	—	—	45,655	30,059	24,940
Provision for asset retirement obligation	20	—	—	—	4,382	4,799	4,563
Provision for tax, civil, and labor risks	21.a	—	—	—	77,822	64,550	52,694
Trade payables – customers and third parties’ indemnification	22	—	—	—	3,501	72,216	99,863
Other payables		3,975	7,439	2,359	137,494	125,150	102,714
Deferred revenue	23	—	—	—	26,572	18,413	22,300

Total current liabilities		342,114	1,162,071	352,946	6,336,798	7,009,688	5,484,299
Non-current liabilities
Loans and hedging instruments	15	—	—	—	6,487,400	6,113,545	6,800,135
Debentures	15.g	1,722,450	—	799,904	6,401,535	3,927,569	2,095,290
Finance leases	15.i	—	—	—	43,217	45,805	46,101
Related parties	8.a	5,158	4,003	679	4,071	4,185	4,272
Deferred income and social contribution taxes	9.a	—	—	—	9,297	83,642	7,645
Post-employment benefits	19.b	—	—	—	204,160	207,464	119,811
Provision for asset retirement obligation	20	—	—	—	50,285	59,975	73,001
Provision for tax, civil, and labor risks	21.a; 21.c	798	982	1,884	865,249	861,246	727,088
Deferred revenue	23	—	—	—	11,850	12,896	12,510
Subscription warrants – indemnification	24	123,095	171,459	153,429	123,095	171,459	153,429
Other payables		—	—	—	162,409	162,834	74,884

Total non-current liabilities		1,851,501	176,444	955,896	14,362,568	11,650,620	10,114,166
Equity
Share capital	25.a; 25.f	5,171,752	5,171,752	3,838,686	5,171,752	5,171,752	3,838,686
Equity instrument granted	25.b	4,309	536	—	4,309	536	—
Capital reserve	25.d	542,400	549,778	552,038	542,400	549,778	552,038
Treasury shares	25.c	(485,383)	(482,260)	(483,879)	(485,383)	(482,260)	(483,879)
Revaluation reserve on subsidiaries	25.e	4,712	4,930	5,339	4,712	4,930	5,339
Profit reserves	25.f	4,099,092	3,629,851	4,383,965	4,099,092	3,629,851	4,383,965
Valuation adjustments	25.g	(63,989)	154,824	(23,987)	(63,989)	154,824	(23,987)
Cumulative translation adjustments	25.g	65,857	53,061	7,519	65,857	53,061	7,519
Additional dividends to the minimum mandatory dividends	25.h	109,355	163,742	165,515	109,355	163,742	165,515

Equity attributable to:
Shareholders of the Company		9,448,105	9,246,214	8,445,196	9,448,105	9,246,214	8,445,196
Non-controlling interests in subsidiaries		—	—	—	351,924	377,824	30,855

Total equity		9,448,105	9,246,214	8,445,196	9,800,029	9,624,038	8,476,051

Total liabilities and equity		11,641,720	10,584,729	9,754,038	30,499,395	28,284,346	24,074,516

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	2018	2017	2018	2017
			Restated		Restated
Net revenue from sales and services	26	—	—	90,697,983	79,230,014
Cost of products and services sold	27	—	—	(84,537,368)	(72,431,473)

Gross profit		—	—	6,160,615	6,798,541
Operating income (expenses)
Selling and marketing	27	—	—	(2,670,867)	(2,486,389)
General and administrative	27	—	—	(1,625,839)	(1,576,528)
Loss on disposal of property, plant and equipment and intangibles	28	—	—	(22,088)	(2,242)
Other operating income, net	29	(313)	1	57,533	59,360

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		(313)	1	1,899,354	2,792,742

Share of profit of subsidiaries, joint ventures and associates	12	1,174,985	1,536,388	(14,779)	20,673

Income before financial result, income and social contribution taxes		1,174,672	1,536,389	1,884,575	2,813,415
Financial income	30	146,137	95,218	681,235	585,101
Financial expenses	30	(119,900)	(107,701)	(794,771)	(1,059,397)

Financial result, net		26,237	(12,483)	(113,536)	(474,296)

Income before income and social contribution taxes		1,200,909	1,523,906	1,771,039	2,339,119

Income and social contribution taxes
Current	9.b; 9c	(35,363)	(4,098)	(476,302)	(922,458)
Deferred	9.b	(15,125)	6,697	(162,417)	109,204

		(50,488)	2,599	(638,719)	(813,254)
Net income for the year		1,150,421	1,526,505	1,132,320	1,525,865

Net income for the year attributable to:
Shareholders of the Company		1,150,421	1,526,505	1,150,421	1,526,505
Non-controlling interests in subsidiaries		—	—	(18,101)	(640)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	2.1223	2.8169	2.1223	2.8169
Diluted	31	2.1083	2.7968	2.1083	2.7968

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Other Comprehensive Income

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2018	2017	2018	2017
			Restated		Restated
Net income for the year attributable to shareholders of the Company		1,150,421	1,526,505	1,150,421	1,526,505
Net income for the year attributable to non-controlling interests in subsidiaries		—	—	(18,101)	(640)

Net income for the year		1,150,421	1,526,505	1,132,320	1,525,865

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	25.g	(213,916)	(4,016)	(213,937)	(4,016)
Fair value adjustments of financial instruments of joint ventures, net	25.g	(2,329)	3,535	(2,329)	3,535
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g	12,796	45,542	12,796	45,542
Items that are not subsequently reclassified to profit or loss:
Actuarial losses of post-employment benefits of subsidiaries, net	25.g	(1,193)	(18,621)	(5,282)	(23,856)
Actuarial gains of post-employment benefits of joint ventures, net	25.g	(1,375)	544	(1,375)	544

Total comprehensive income for the year		944,404	1,553,489	922,193	1,547,614

Total comprehensive income for the year attributable to shareholders of the Company		944,404	1,553,489	944,404	1,553,489
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		—	—	(22,211)	(5,875)

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian Reais)

								Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2017—Restated		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	154,824	53,061	—	163,742	9,246,214	377,824	9,624,038
Net income for the year		—	—	—	—	—	—	—	—	—	1,150,421	—	1,150,421	(18,101)	1,132,320
Other comprehensive income:
Fair value adjustments of financial assets, net of income taxes	25.g	—	—	—	—	—	—	—	(216,245)	—	—	—	(216,245)	(21)	(216,266)
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	(2,568)	—	—	—	(2,568)	(4,089)	(6,657)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	12,796	—	—	12,796	—	12,796

Total comprehensive income for the year		—	—	—	—	—	—	—	(218,813)	12,796	1,150,421	—	944,404	(22,211)	922,193
Equity instrument granted	25.b	—	3,773	—	—	—	—	—	—	—	—	—	3,773	—	3,773
Stock plan	8.c; 25.c	—	—	(7,378)	(3,123)	—	—	—	—	—	—	—	(10,501)	—	(10,501)
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(218)	—	—	—	—	218	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Expired dividends		—	—	—	—	—	—	—	—	—	3,170	—	3,170	—	3,170
Transfer to investments reserve		—	—	—	—	—	—	3,385	—	—	(3,385)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,689)	(3,689)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)
Allocation of net income:
Legal reserve	25.f; 25.h	—	—	—	—	—	57,521	—	—	—	(57,521)	—	—	—	—
Interim dividends (R$ 0.56 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	(304,241)	—	(304,241)	—	(304,241)
Proposed dividends (R$ 0.70 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	(380,324)	109,355	(270,969)	—	(270,969)
Statutory reserve	25.f; 25.h	—	—	—	—	—	—	408,335	—	—	(408,335)	—	—	—	—

Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve							Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2016		3,838,686	—	552,038	(483,879)	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	—	165,515	8,527,623	30,935	8,558,558
Effects of IFRS adoption	2.y	—	—	—	—	—	—	(82,427)	—	—	—	—	—	(82,427)	(81)	(82,508)

Balance as of January 1, 2017—Restated		3,838,686	—	552,038	(483,879)	5,339	550,428	2,500,471	1,333,066	(23,987)	7,519	—	165,515	8,445,196	30,854	8,476,050
Net income for the year		—	—	—	—	—	—	—	—	—	—	1,526,505	—	1,526,505	(640)	1,525,865
Other comprehensive income:
Fair value adjustments of financial assets, net of income taxes	25.g	—	—	—	—	—	—	—	—	(481)	—	—	—	(481)	—	(481)
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	—	(18,077)	—	—	—	(18,077)	(5,235)	(23,312)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	—	45,542	—	—	45,542	—	45,542

Total comprehensive income for the year		—	—	—	—	—	—	—	—	(18,558)	45,542	1,526,505	—	1,553,489	(5,875)	1,547,614
Equity instrument granted	25.b	—	536	—	—	—	—	—	—	—	—	—	—	536	—	536
Capital increase with reserves	25.f	1,333,066	—	—	—	—	—	—	(1,333,066)	—	—	—	—	—	—	—
Stock plan	25.c	—	—	(2,260)	1,619	—	—	—	—	—	—	—	—	(641)	—	(641)
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(409)	—	—	—	—	—	409	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	—	(96)	—	(96)	—	(96)
Expired dividends		—	—	—	—	—	—	—	—	—	—	3,029	—	3,029	—	3,029
Transfer to investments reserve		—	—	—	—	—	—	3,342	—	—	—	(3,342)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	(8,730)	(8,730)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	—	(165,515)	(165,515)	—	(165,515)
Non-controlling interests added due to business combination	3.c	—	—	—	—	—	—	—	—	—	—	—	—	—	182,603	182,603
Non-controlling interests changes – CBLSA	3.c;25.g	—	—	—	—	—	—	—	—	197,369	—	—	—	197,369	178,972	376,341
Allocation of net income:
Legal reserve	25.f; 25.g	—	—	—	—	—	78,716	—	—	—	—	(78,716)	—	—	—	—
Interim dividends (R$ 0.85 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	—	(461,868)	—	(461,868)	—	(461,868)
Proposed dividends (R$ 0.90 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	—	(489,027)	163,742	(325,285)	—	(325,285)
Statutory reserve	25.f; 25.h	—	—	—	—	—	—	496,894	—	—	—	(496,894)	—	—	—	—

Balance as of December 31, 2017—Restated		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	—	154,824	53,061	—	163,742	9,246,214	377,824	9,624,038

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2018	2017	2018	2017
			Restated		Restated
Cash flows from operating activities
Net income for the year		1,150,421	1,526,505	1,132,320	1,525,865
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(1,174,985)	(1,536,388)	14,779	(20,673)
Amortization of contractual assets with customers – exclusive rights	11	—	—	371,825	463,049
Depreciation and amortization	13;14	—	—	812,489	704,544
PIS and COFINS credits on depreciation	13;14	—	—	15,721	13,134
Interest, monetary, and foreign exchange rate variations		1,776	103,106	1,026,515	854,671
Deferred income and social contribution taxes	9.b	15,125	(6,697)	162,417	(109,204)
(Gain) loss on disposal of property, plant and equipment and intangibles	28	—	—	22,088	2,242
Estimated losses on doubtful accounts		—	—	69,250	132,756
Provision for losses in inventories		—	—	(1,498)	(802)
Provision for post-employment benefits		—	—	4,854	13,968
Other provisions and adjustments		(6)	—	(135)	1,539

		(7,669)	86,526	3,630,625	3,581,089
(Increase) decrease in current assets
Trade receivables and reseller financing	5	—	—	(355,854)	(725,240)
Inventories	6	—	—	168,704	(606,484)
Recoverable taxes	7	(6,635)	4,550	(11,467)	(334,217)
Dividends received from subsidiaries and joint-ventures		528,778	922,301	42,436	29,411
Insurance and other receivables		877	1,480	(14,536)	358,682
Prepaid expenses	10	(365)	(1,499)	(37,525)	(23,016)
Increase (decrease) in current liabilities
Trade payables	16	(190)	131	576,164	412,393
Salaries and related charges	17	(16)	40	40,074	7,149
Taxes payable	18	11,220	(383)	46,476	33,054
Income and social contribution taxes		9,238	—	166,527	783,663
Post-employment benefits	19.b	—	—	15,596	5,119
Provision for tax, civil, and labor risks	21.a	—	—	13,272	11,857
Insurance and other payables		(3,466)	(2,360)	(59,237)	(49,387)
Deferred revenue	23	—	—	8,159	(3,887)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	—	—	(99,622)	(102,905)
Recoverable taxes	7	—	(13,675)	(539,539)	(130,200)
Escrow deposits		148	—	(58,757)	(39,795)
Other receivables		—	—	6,350	(4,356)
Prepaid expenses	10	(30)	—	(58,735)	(116,735)
Increase (decrease) in non-current liabilities
Post-employment benefits	19.b	—	—	(8,457)	(759)
Provision for tax, civil, and labor risks	21.a; 21.c	(184)	(902)	11,811	(68,193)
Other payables		(2,818)	—	(4,397)	87,950
Deferred revenue	23	—	—	(1,046)	385
Payments of contractual assets with customers – exclusive rights	11	—	—	(390,177)	(529,732)
Income and social contribution taxes paid		—	—	(197,886)	(836,808)

Net cash provided by operating activities		528,888	996,209	2,888,959	1,739,038

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2018	2017	2018	2017
			Restated		Restated
Cash flows from investing activities
Financial investments, net of redemptions		(544,273)	(20,605)	(1,669,937)	60,859
Cash and cash equivalents of subsidiary acquired	3.c; 3.d	—	—	3,662	59,863
Acquisition of property, plant, and equipment	13	—	—	(1,178,312)	(1,302,187)
Acquisition of intangible assets	14	—	—	(237,593)	(221,960)
Acquisition of companies	3.d	—	—	(103,373)	—
Capital increase in joint ventures	12.b	—	—	(31,908)	(16,000)
Capital reduction in associates	12.c	—	—	1,250	—
Proceeds from disposal of property, plant and equipment and intangibles	28	—	—	38,578	47,670

Net cash used in investing activities		(544,273)	(20,605)	(3,177,633)	(1,371,755)

Cash flows from financing activities
Loans, debentures, and finance leases
Proceeds	15	1,721,596	—	4,461,112	4,510,694
Repayments	15	(800,336)	—	(3,710,718)	(2,462,200)
Interest paid	15	(86,806)	(99,803)	(737,564)	(769,740)
Payments of financial lease	15.i	—	—	(5,120)	(5,191)
Dividends paid		(789,378)	(930,557)	(808,603)	(940,250)
Acquisition of treasury shares	23.c	(6,526)	—	—	—
Sale of treasury shares	25.c	—	6,799	—	—
Related parties	8.a	55,976	13,187	(114)	7,036

Net cash provided by (used in) financing activities		94,526	(1,010,374)	(801,007)	340,349

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	26,628	20,214

Increase (decrease) in cash and cash equivalents		79,141	(34,770)	(1,063,053)	727,846

Cash and cash equivalents at the beginning of the year	4	93,174	127,944	5,002,004	4,274,158
Cash and cash equivalents at the end of the year	4	172,315	93,174	3,938,951	5,002,004

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	2018	%	2017	%	2018	%	2017	%
				Restated				Restated
Revenue
Gross revenue from sales and services, except rents and royalties	26	—		—		95,297,114		82,720,797
Rebates, discounts, and returns	26	—		—		(1,342,799)		(927,557)
Estimated losses on doubtful accounts—allowance		—		—		(69,250)		(138,086)
Amortization of contractual assets with customers – exclusive rights	11	—		—		(371,825)		(463,049)
Loss on disposal of property, plant and equipment and intangibles and other operating income, net	28;29	—		—		35,445		57,118

		—		—		93,548,685		81,249,223
Materials purchased from third parties
Raw materials used		—		—		(6,173,615)		(5,333,301)
Cost of goods, products, and services sold		—		—		(78,330,739)		(66,434,670)
Third-party materials, energy, services, and others		7,306		8,142		(2,351,100)		(2,293,904)
Provisions for losses of assets		—		—		(23,141)		(27,090)

		7,306		8,142		(86,878,595)		(74,088,965)
Gross value added		7,306		8,142		6,670,090		7,160,258

Deductions
Depreciation and amortization	13;14	—		—		(812,489)		(704,544)
PIS and COFINS credits on depreciation	13;14	—		—		(15,721)		(13,134)

		—		—		(828,210)		(717,678)
Net value added by the Company		7,306		8,142		5,841,880		6,442,580

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	12	1,174,985		1,536,388		(14,779)		20,673
Rents and royalties	26	—		—		143,090		137,026
Financial income	30	146,137		95,218		681,235		585,101

		1,321,122		1,631,606		809,546		742,800
Total value added available for distribution		1,328,428		1,639,748		6,651,426		7,185,380

Distribution of value added
Labor and benefits		6,218	—	6,921	—	2,187,994	33	1,924,541	27
Taxes, fees, and contributions		66,114	5	136	—	2,312,328	35	2,476,497	34
Financial expenses and rents		105,675	8	106,186	6	1,018,784	15	1,258,477	18
Dividends distributed		684,565	52	950,895	59	688,254	10	959,625	13
Retained earnings		465,856	35	575,610	35	444,066	7	566,240	8

Value added distributed		1,328,428	100	1,639,748	100	6,651,426	100	7,185,380	100

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). For further information about segments, see Note 32.

2.	Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s parent and consolidated financial statements (“financial statements”) were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the accounting policies adopted in Brazil.

The accounting policies adopted in Brazil include those in the Brazilian corporate law and in the Pronouncements, Orientations and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the financial statements, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in the financial statements.

a.	Recognition of Income

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the sales revenue according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees. For more information, see Note 23.a.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

Research and development expenses are recognized in the statements of profit or loss and amounted to R$ 63,085 in 2018 (R$ 55,836 in 2017).

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4.a for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•

Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income when the disposal of the foreign subsidiary occurs.

For further detail on financial instruments of the Company and its subsidiaries, see Note 33.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled. The estimated losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality (see Notes 5 and 33.d.3), considering the customers’ characteristics in each business segment. The amount of the allowance for estimated losses on doubtful accounts is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the financial statements of the parent company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

h.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 20), less accumulated depreciation and, when applicable, less provision for losses (see Note 13).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 13, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

i.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 13 and 14. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Notes 2.l and 15.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 34.c).

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 14):

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 14.a).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 14, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 14 items a and e).

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants—indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 15.j).

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ and CSLL, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same taxation authority.

n.	Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the National Consumer Price Index (“IPCA”) until the respective tank is removed (see Note 20). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 21).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 19.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Basis for Translation of Financial Statements of Foreign Subsidiaries

s.1.	Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on December 31, 2018 was a gain of R$ 65,857 (gain of R$ 53,061 on December 31, 2017)—see Note 25.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay
Oxiteno Andina, C.A. (ii)	Bolivar Soberano	Venezuela

(i)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

(ii)

According the definition and general guidance of IAS 29 (CPC 42), the characteristics of the economic environment of Venezuela indicate that this country is a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On August 20, 2018, the Venezuelan Central Bank put into effect the currency conversion (elimination of five zeros of the currency) and the Bolivar Soberano (“VES”). This implies a change in the monetary scale to simplify commercial transactions and accounting records, being the Bolivar Soberano traded as of December 31, 2018 at the variable exchange rate of 636.58 VES/US$ for sale and 638.18 VES/US$ for purchase.

Due to the economic and political situation in Venezuela and the uncertainty of its assets realization by Oxiteno S.A. Indústria e Comércio (”Oxiteno S.A.”), the Company’s management recognized an impairment loss for subsidiary Oxiteno Andina in the amount of R$ 5,565, as shown below:

Current assets
Cash and cash equivalents	1,703
Trade receivables	290
Inventories	985
Other receivables	160

3,138
Non-current assets
Property, plant, and equipment, net	2,427

Total of impairment loss	5,565

s.2.	Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2018 amounted to R$ 4,090 (R$ 7,368 gain in 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

t.	Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and income. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1	Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

t.2	Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 15 and 33), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), , the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.s.1.ii), the useful lives of property, plant, and equipment (Notes 2.h and 13), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 14.a), provisions for assets retirement obligations (Notes 2.n and 20), provisions for tax, civil, and labor risks (Notes 2.o and 21), estimates for the preparation of actuarial reports (Notes 2.p and 19.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, in every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

As of December 31, 2018, the Company recognized an impairment loss for subsidiary Oxiteno Andina (see Note 2.s.1.ii).

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquiree is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the parent and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the financial statements as applicable to publicly-traded companies, and as supplemental information for the IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries prepared its parent and consolidated statements of cash flows in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investment activities.

y.	Adoption of the Pronouncements Issued by CPC and IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2018:

Equivalent CPC
• IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47
• Financial Reporting in hyperinflationary economies – IAS 29 and the applying the restatement approach under IAS 29 – IFRIC 7.	42 and ICPC 23

The Company and its subsidiaries disclose below the information of the impacts of the adoption of IFRS 9 (CPC 48) and 15 (CPC 47) and reclassifications to the better presentation of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(1)	IFRS 9 adoption (CPC 48)—Financial instruments

a)	Classification and measurement of financial instruments

The Company and its subsidiaries evaluated the classification and measurement of financial instruments and, based on its business model, concluded that the target is achieved, receiving contractual cash flows and selling financial assets (hold for collect and sell). Accordingly, most part of the financial investments are classified as measured at fair value through other comprehensive income. Funds that are classified as measured at fair value through profit or loss and financial investments given as collateral for loans that are stated at amortized cost (see Note 2.c).

	2017
	Classification as previously reported according to IAS 39 / CPC 38		New classification according to IFRS 9 / CPC 48
	Category	Carrying value	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	147,926	—	—	147,926
Financial investments in local currency	Measured at fair value through profit or loss	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	68,742	—	2,720	66,022
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Held to maturity	7,449	—	—	7,449
Fixed-income securities and funds in foreign currency	Available for sale	129,131	—	129,131	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	85,753	85,753	—	—

Total		6,369,928	1,195,075	4,953,456	221,397

b)	Estimated losses on doubtful accounts

The Company and its subsidiaries assessed the estimated credit losses on doubtful accounts on trade receivables, taking into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the lifetime of the contract when the deterioration or improvement of customers’ credit quality (see Note 2.d).

c)	Derivative financial instruments

The Company and its subsidiaries have not identified impacts arising from this change keeping the permanence of the application of IAS 39.

(2)	IFRS 15 adoption (CPC 47)—Revenue recognition from contracts with customers

The Company and its subsidiaries evaluated all the stages for the recognition of their revenues from contracts with customers and based on their diagnosis did not identify material measurement impacts resulting from the adoption of this standard (see Note 2.a).

In relation to the presentation in the income statement, the Company and its subsidiaries evaluated that certain expenses, allocated as selling and marketing until December 31, 2017, should be better presented as a reduction of revenue, substantially in relation to the amortization expenses of exclusive contracts to operate Ipiranga service station.

The Company and its subsidiaries adopted retrospectively the impacts of the IFRS 9 and 15.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(3)	Reclassifications

The following reclassifications were made to the better presentation of the financial statements: i) in the statements of financial position the reclassification between property, plant, and equipment and intangible assets related to the participation of subsidiary Cia. Ultragaz in the acquisition of GLP tanks and bottles for its resellers was made; and ii) in the statements of profit or loss the segregation of sales and purchase taxes between the sales revenue and the cost of products were made.

(4)	Retrospective effect of the fair value related to CBLSA acquisition

As required by the item 45 of CPC 15/IFRS 3, the Company is presenting the retrospective effects of the fair value of assets in the statements of financial position as of December 31, 2017, related to the conclusion of the purchase price allocation from the association with Chevron Brasil Lubrificantes S.A. (“CBLSA”) -see Note 3.c.

The tables below summarize the effects of the IFRS 9 (CPC 48) and 15 (CPC 47) adoption, reclassifications, on consolidated statements of financial position, statements of profit or loss and statements of cash flow:

Statements of Financial Position as of January 1, 2017

Assets	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15
	12/31/2016
Current assets
Trade receivables and reseller financing	3,502,322	(84,713)	(29,442)	—	3,388,167
Inventories	2,761,207	—	20,170	—	2,781,377
Contractual assets with customers – exclusive rights	—	—	448,316	—	448,316
Other current assets	6,748,267	—	—	—	6,748,267

Total current assets	13,011,796	(84,713)	439,044	—	13,366,127

Non-current assets
Contractual assets with customers – exclusive rights	—	—	989,768	—	989,768
Deferred income and social contribution taxes	417,344	28,802	13,472	—	459,618
Other non-current assets	1,429,262	—	—	—	1,429,262

Total long term assets	1,846,606	28,802	1,003,240	—	2,878,648

Investments	141,687	—	—	—	141,687
Property, plant, and equipment	5,787,982	—	—	8,436	5,796,418
Intangible assets	3,371,599	—	(1,471,527)	(8,436)	1,891,636

Total non-current assets	11,147,874	28,802	(468,287)	—	10,708,389

Total assets	24,159,670	(55,911)	(29,243)	—	24,074,516

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of Financial Position as of January 1, 2017

Liabilities	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15
	12/31/2016
Current liabilities
Taxes payable	171,033	—	(2,647)	—	168,386
Other current liabilities	5,315,913	—	—	—	5,315,913

Total current liabilities	5,486,946	—	(2,647)	—	5,484,299

Non-current liabilities
Total non-current liabilities	10,114,166	—	—	—	10,114,166

Equity
Profit reserves	4,466,392	(55,831)	(26,596)	—	4,383,965
Other equity items	4,061,231	—	—	—	4,061,231

Equity attributable to:
Shareholders of the Company	8,527,623	(55,831)	(26,596)	—	8,445,196
Non-controlling interests in subsidiaries	30,935	(80)	—	—	30,855

Total equity	8,558,558	(55,911)	(26,596)	—	8,476,051

Total liabilities and equity	24,159,670	(55,911)	(29,243)	—	24,074,516

Statements of Financial Position as of December 31, 2017

Assets	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	Fair value CBLSA (4)	After adoption IFRS 9 and 15
Current assets
Trade receivables and reseller financing	4,337,118	(157,198)	(32,026)	—	—	4,147,894
Inventories	3,491,879	—	21,698	—	133	3,513,710
Contractual assets with customers – exclusive rights	—	—	456,213	—	—	456,213
Other current assets	7,372,294	—	—	—	—	7,372,294

Total current assets	15,201,291	(157,198)	(445,885)	—	133	15,490,111

Non-current assets
Contractual assets with customers – exclusive rights	—	—	1,046,147	—	—	1,046,147
Deferred income and social contribution taxes	545,611	53,447	15,003	—	—	614,061
Other non-current assets	2,107,965	—	—	—	—	2,107,965

Total long term assets	2,653,576	53,447	1,061,150	—	—	3,768,173

Investments	150,194	—	—	—	—	150,194
Property, plant, and equipment	6,607,788	—	—	26,740	3,298	6,637,826
Intangible assets	3,727,473	—	(1,538,095)	(26,740)	75,404	2,238,042

Total non-current assets	13,139,031	53,447	(476,945)	—	78,702	12,794,235

Total assets	28,340,322	(103,751)	(31,060)	—	78,835	28,284,346

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of Financial Position as of December 31, 2017

Liabilities	As previously reported	IFRS 9 adoption(1)	IFRS 15 adoption(2)	Reclassifications(3)	Fair value CBLSA(4)	After adoption IFRS 9 and 15
Current liabilities
Taxes payable	225,829	—	(4,300)	—	—	221,529
Other current liabilities	6,788,159	—	—	—	—	6,788,159

Total current liabilities	7,013,988	—	(4,300)	—	—	7,009,688

Non-current liabilities
Deferred income and social contribution taxes	38,524	—	—	—	45,118	83,642
Other non-current assets	11,566,978	—	—	—	—	11,566,978

Total non-current liabilities	11,605,502	—	—	—	45,118	11,650,620

Equity
Profit reserves	3,760,079	(103,468)	(26,760)	—	—	3,629,851
Valuation adjustments	159,643	—	—	—	(4,819)	154,824
Other equity items	5,461,539	—	—	—	—	5,461,539

Equity attributable to:
Shareholders of the Company	9,381,261	(103,468)	(26,760)	—	(4,819)	9,246,214
Non-controlling interests in subsidiaries	339,571	(283)	—	—	38,536	377,824

Total equity	9,720,832	(103,751)	(26,760)	—	33,717	9,624,038

Total liabilities and equity	28,340,322	(103,751)	(31,060)	—	78,835	28,284,346

Statements of Profit or Loss for the year ended December 31, 2017

	As previously reported	IFRS 9 adoption(1)	IFRS 15 adoption(2)	Reclassifications(3)	After adoption IFRS 9 and 15
Net revenue from sales and services	80,007,422	—	(474,628)	(302,780)	79,230,014
Cost of products and services sold	(72,735,781)	—	1,528	302,780	(72,431,473)

Gross profit	7,271,641	—	(473,100)	—	6,798,541
Operating income (expenses)
Selling and marketing	(2,885,311)	(72,485)	471,407	—	(2,486,389)
Other operating income (expenses) items	(1,519,410)	—	—	—	(1,519,410)

Operating income before financial income (expenses) and share of profit of joint ventures and associates	2,866,920	(72,485)	(1,693)	—	2,792,742
Financial result, net	(474,296)	—	—	—	(474,296)
Share of profit of joint ventures and associates	20,673	—	—	—	20,673

Income before income and social contribution taxes	2,413,297	(72,485)	(1,693)	—	2,339,119

Income and social contribution taxes
Current	(922,458)	—	—	—	(922,458)
Deferred	83,029	25,599	576	—	109,204

	(839,429)	25,599	576	—	(813,254)
Net income for the year	1,573,868	(46,886)	(1,117)	—	1,525,865

Net income for the year attributable to:
Shareholders of the Company	1,574,306	(46,825)	(976)	—	1,526,505
Non-controlling interests in subsidiaries	(438)	(61)	(141)	—	(640)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	2.9056				2.8169
Diluted	2.8847				2.7968

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of Cash Flows for the year ended December 31, 2017

	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15
Cash flows from operating activities
Net income for the year	1,573,868	(46,886)	(1,117)	—	1,525,865
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	(20,673)	—	—	—	(20,673)
Amortization of contractual assets with customers – exclusive rights	—	—	463,049	—	463,049
Depreciation and amortization	1,175,951	—	(471,407)	—	704,544
PIS and COFINS credits on depreciation	13,134	—	—	—	13,134
Asset retirement obligation	(15,432)	—	—	15,432	—
Interest, monetary, and foreign exchange rate variations	854,671	—	—	—	854,671
Deferred income and social contribution taxes	(83,029)	(25,599)	(576)	—	(109,204)
(Gain) loss on disposal of property, plant and equipment and intangibles	2,242	—	—	—	2,242
Estimated credit losses on doubtful accounts	—	—	—	132,756	132,756
Provision for losses in inventories	—	—	—	(802)	(802)
Provision for post-employment benefits	—	—	—	13,968	13,968
Other provisions and adjustments	(868)	—	2,407	—	1,539

	3,499,864	(72,485)	(7,644)	161,354	3,581,089
(Increase) decrease in current assets
Trade receivables and reseller financing	(665,145)	72,485	(3,006)	(129,574)	(725,240)
Inventories	(605,757)	—	—	(727)	(606,484)
Other current asset items	30,860	—	—	—	30,860
Increase (decrease) in current liabilities
Taxes payable	34,707	—	—	(1,653)	33,054
Insurance and other payables	(33,955)	—	—	(15,432)	(49,387)
Other current liabilities items	1,216,294	—	—	—	1,216,294
(Increase) decrease in non-current assets
Other non-current asset items	(393,991)	—	—	—	(393,991)
Increase (decrease) in non-current liabilities
Post-employment benefits	13,209	—	—	(13,968)	(759)
Other non-current liabilities items	20,142	—	—	—	20,142
Payments of contractual assets with customers – exclusive rights	—	—	(529,732)	—	(529,732)
Income and social contribution taxes paid	(836,808)	—	—	—	(836,808)

Net cash provided by operating activities	2,279,420	—	(540,382)	—	1,739,038

Cash flows from investing activities
Acquisition of property, plant, and equipment	(1,262,558)	—	—	(39,629)	(1,302,187)
Acquisition of intangible assets	(801,971)	—	540,382	39,629	(221,960)
Other investing activities items	152,392	—	—	—	152,392

Net cash used in investing activities	(1,912,137)	—	540,382	—	(1,371,755)

Net cash provided by financing activities	340,349	—	—	—	340,349

Effect of exchange rate changes on cash and cash equivalents in foreign currency	20,214	—	—	—	20,214
Increase in cash and cash equivalents	727,846	—	—	—	727,846

Cash and cash equivalents at the beginning of the year	4,274,158	—	—	—	4,274,158
Cash and cash equivalents at the end of the year	5,002,004	—	—	—	5,002,004

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(5)	CPC 42 – Financial Reporting in hyperinflationary economies (equivalent to IAS 29) and ICPC 23 – Applying the restatement approach under CPC 42 (equivalent to IFRIC 7)

On December 7, 2018, CPC 42 and ICPC 23 were approved by the CPC. The subsidiaries Oxiteno Andina and Oxiteno Argentina are included in this context, and the Company had already adopted the definition and general guidance of IAS 29, not having impact on the financial statements.

The following standards, amendments, and interpretations to IFRS were issued by the IASB are not effective as of December 31, 2018:

	Equivalent CPC	Effective date
(i) IFRS 16—Lease: requires lessees’ record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	06 (R2)	2019
(ii) Uncertainty over income tax treatments – IFRIC 23: clarifies how to apply the recognition and measurement requirements in IAS 12 (CPC 32) – when there is uncertainty over income tax treatments. In such circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 (CPC 32) based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, applying this interpretation.	ICPC 22	2019

(i)	With the adoption of IFRS 16 (CPC 06 R2), as of the fiscal year beginning January 1, 2019, the leases contracted by the Company’s subsidiaries will impact the financial statements as follows:

•	recognition of right to use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

•	recognition of amortization expenses of right to use assets and interest expenses on the lease liabilities in the financial result in the income statements; and

•	split of the total amount of cash paid in these operations between principal and interest paid in operating activities in the statements of cash flows.

The requirements for the accounting of lessors will remain unchanged. However, in sublease cases, the intermediate lessor is required to classify its sublease operations as financial or operating leases by reference to the right of use asset arising from the principal lease rather than by reference to the underlying asset as previously required by IAS 17 (CPC 06 R1).

The Company selected as transition method the modified retrospective approach, with the cumulative effect of initial application of this new pronouncement recorded as an adjustment to the opening balance of equity and without the restatement of comparative periods.

The new lease definitions have been applied to all identified contracts in effect on the transition date. IFRS 16/CPC 06 (R2) determines whether a contract contains a lease if a customer has the right to control the use of an identified asset for a period in return for consideration.

In the diagnosis of the adoption, the Company’s management, with the assistance of specialized consulting, carried out the inventory of the contracts, evaluating whether or not each agreement contains a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified impacts mainly related to the lease of properties from third parties, port areas and lower amounts arising from other operations where the existence of leased assets individually or combined in service contracts was identified.

As provided in the standard, short-term leases with a term of 12 months or less, variable amounts, indefinite term and leases of low amount assets such as computers and office furniture, will maintain the recognition of their lease expenses on a straight-line basis in the statements of profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

In addition, the following practical records will be used to transition to new lease accounting requirements:

•	application of the CPC 06 (R2) / IFRS 16 to all contracts initiated before January 1, 2019 that were identified as leases in accordance with CPC 06 (R1) / IAS 7 and ICPC 03 / IFRIC 4;

•	use of discount rate according to the lease term and similar characteristics;

•	contracts with a term of 12 months from the date of the initial adoption of the standard or with indefinite term will not be recorded;

•	exclusion of the initial direct costs of the measurement of the opening balance from right of use asset; and

•	options for extension of the term or termination were considered, when applicable.

The table below summarizes the range of estimated impacts on the adoption of the IFRS 16 (CPC 06 R2), as of January 1, 2019:

	From	To
Current assets
Prepaid expenses	(38,939)	(38,939)

Non-current assets
Prepaid expenses	(288,630)	(288,630)
Right of use assets	1,731,314	1,940,091
Intangible assets	(39,178)	(39,178)

Total assets	1,364,567	1,573,344

Current liabilities
Lease contracts payable	184,136	219,399
Non-Current liabilities
Lease contracts payable	1,180,431	1,353,945

Total liabilities	1,364,567	1,573,344

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The analyzes associated with the measurement and accounting of the lease agreements are substantially completed, with the definition of the following topics pending for its conclusion:

•	discount rate;

•	payment flows estimates from the lease agreements to be estimated for the gross or net portion of taxes.

Therefore, considering the existence of significant components of judgment in this pronouncement, the administration understands that there may be changes in the amounts presented above.

(ii) In the evaluation of management, no significant impacts are expected as a result of the adoption of IFRIC 23/ICPC 22, since all the procedures adopted for the determination and collection of income taxes are supported by the legislation and precedents from Administrative and Judicial Courts.

z.	Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Board of Directors on February 20, 2019.

3.	Principles of Consolidation, Investments in Subsidiaries and Acquisition

a.	Principles of Consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Investments in Subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2018		12/31/2017
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Iconic Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	56	—	56
Ipiranga Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	—	—	100
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	—	100	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda. (see Note 3.d)	Brazil	Ultracargo	—	100	—	—
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Association with Chevron Brasil Lubrificantes S.A.

On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (“Chevron”) to create a new company in the lubricants market. The association is formed by Ipiranga and Chevron’s lubricants operations in Brazil. On February 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”) and published in the Brazilian Federal Official Gazette. On December 1, 2017, the association was concluded, through the contribution of the subsidiary Ipiranga Lubrificantes S.A. (“IpiLubs”) to CBLSA and consequently IPP obtained direct control of CBLSA. IPP and Chevron hold 56% and 44%, respectively, of the CBLSA.

The Company measured the open balance, fair value of assets and liabilities, and, consequently, the goodwill of their transaction. The Company, supported by a third party company specialized in valuations, estimated the amount for the purchase price allocation and calculated the goodwill in the amount of R$ 69,807. The goodwill is based on the synergy between the lubricant operations of CBLSA and IpiLubs.

The amounts for the purchase price allocation were temporary on the date on which they were disclosed in the financial statements of December 31, 2017. In 2018, the Company calculated the definitive amounts and adjusted retrospectively to December 1, 2017 the purchase price allocation during the fourth quarter of 2018. The table below summarize the assets acquired and liabilities assumed as of the acquisition date (December 1, 2017):

Current assets	Temporary amount	Final amount	Adjustment	Current liabilities	Temporary amount	Final amount	Adjustment
Cash and cash equivalents (1)	73,316	73,316	—	Trade payables	33,453	33,453	—
Trade receivables	157,016	157,016	—	Salaries and related charges	18,251	18,251	—
Inventories	112,998	113,131	133	Taxes payable	20,089	20,089	—
Recoverable taxes	5,595	5,595	—	Other payables	28,743	28,743	—
Other receivables	15,497	15,497	—

	364,422	364,555	133		100,536	100,536	—

Non-current assets				Non-current liabilities
Related parties	7,077	7,077	—	Provision for tax, civil, and labor risks	202,352	202,352	—
Indemnity asset	202,352	202,352	—	Deferred income and social contribution taxes	3,300	48,418	45,118
Escrow deposits	4,095	4,095	—	Post-employment benefits	44,478	44,478	—

Other receivables	5,257	5,257	—		250,130	295,248	45,118
Property, plant, and equipment	172,526	175,823	3,298
Intangible assets	9,944	139,215	129,270

	401,251	533,819	132,568

Total assets acquired	765,673	898,374	132,701	Total liabilities assumed	350,666	395,784	45,118

Goodwill	123,673	69,807	(53,866)	Participation of non-controlling interests	182,603	221,139	38,536
Total assets acquired and goodwill	889,346	968,181	78,835	Consideration transferred	356,077	351,258	(4,819)

(1)	Includes the cash contribution from IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

During the process of identification of assets and liabilities, intangible assets, which were not recognized in the acquired entity’s books were also taken into account, as shown below:

	R$	Useful life	Amortization method
Commercial property rights	114,792	39 years	Straight line
Portfolio and customers’ relationship	14,478	30 years	Straight line

Total	129,270

The goodwill was calculated as below:

	Temporary amount	Final amount	Adjustment
Consideration transferred	356,077	351,258	4,819
Total assets acquired	(765,673)	(898,374)	(132,701)
Total liabilities assumed	350,666	395,784	45,118
Non-controlling interest	182,603	221,139	38,536

Goodwill (see Note 14.a)	123,673	69,807	53,866

For more information about the property, plant, and equipment and intangible assets acquired, see Notes 13 and 14, respectively and related to the provision for tax, civil and labor risks and indemnity assets, see Note 21.c.

The following summary presents the Company’s pro forma information for 2017, as if the acquisition had been completed at the beginning of the year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2017
Net revenue from sales and services	80,007,676
Operating income	2,760,458
Net income for the year	1,507,074
Earnings per share basic – whole R$ (see Note 31)	2.7822
Earnings per share diluted – whole R$ (see Note 31)	2.7624

In order to simplify the corporate structure and join companies with similar activities, IpiLubs was merged by CBLSA on November 1, 2018. In that same act, the subsidiary changed its corporate name to Iconic Lubrificantes S.A. (“Iconic”).

d.	TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

On January 30, 2018, the Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”), owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which were operated by the subsidiary Tequimar in the Port of Santos. The purchase price of the acquisition was R$103,373. On February 14, 2018, this transaction was approved without restrictions through an opinion issued by the SG of CADE. On March 2, 2018, CADE issued a certificate, attesting to the approval of the transaction. On March 29, 2018, the acquisition was concluded through the closing of the operation.

The Company measured the open balance, fair value of assets and liabilities, and, consequently, the goodwill of their transaction. During the process of identification of assets and liabilities, were not identified intangible assets to be recognized in the acquirer entity’s books. The Company, supported by a third party company specialized in valuations, estimated the amount for the purchase price allocation and calculated the goodwill in the amount of R$ 797.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	3,662	Trade payables	14
Recoverable taxes	3,830	Contingent consideration	2,880

	7,492		2,894
Non-current assets		Non-current liabilities
Deferred income and social contribution taxes	1,054	Provision for tax, civil, and labor risks	141
Escrow deposits	72
Indemnity asset	141
Property, plant, and equipment	96,852

	98,119		141

Total assets acquired	105,611	Total liabilities assumed	3,035

Goodwill	797
Total assets acquired and goodwill	106,408	Consideration transferred	103,373

The goodwill is was calculated as below:

Consideration transferred	103,373
Total assets acquired	(105,611)
Total liabilities assumed	3,035

Goodwill (see Note 14.a)	797

For further details of property, plant, and equipment assets acquired, see Note 13.

The following summary presents the Company’s pro forma information for 2018, as if the acquisition had been completed at the beginning of the year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2018
Net revenue from sales and services	90,697,983
Operating income	1,899,481
Net income for the year	1,132,468
Earnings per share basic – whole R$ (see Note 31)	2.1226
Earnings per share diluted – whole R$ (see Note 31)	2.1086

e.	Unrealized Acquisition

On November 17, 2016, the subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”) for the amount of R$ 2,665 million, subject to update by the Interbank Certificate of Deposit (“CDI”). On February 28, 2018, the Court of Appeals of CADE voted the transaction and, despite all the efforts endeavored by the applicants, decided to reject the transaction. Due to the non-closing of the transaction, on March 9, 2018, Cia. Ultragaz paid a contractual fine of R$ 286,160 in favor of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), see Note 29.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,994,406 as of December 31, 2018 (R$ 6,369,928 as of December 31, 2017) are as follows:

a.	Cash and Cash Equivalents

Cash and cash equivalents of the Company and its subsidiaries are distributed as follows:

	Parent		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Cash and bank deposits
In local currency	381	143	117,231	73,128
In foreign currency	—	—	88,251	74,798
Financial investments considered cash equivalents
In local currency
Fixed-income securities	171,934	93,031	3,722,308	4,821,605
In foreign currency
Fixed-income securities	—	—	11,161	32,473

Total cash and cash equivalents	172,315	93,174	3,938,951	5,002,004

b.	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Financial investments
In local currency
Fixed-income securities and funds	565,930	21,657	2,537,315	1,153,040
In foreign currency
Fixed-income securities and funds	—	—	154,811	129,131
Currency and interest rate hedging instruments (a)	—	—	363,329	85,753

Total financial investments	565,930	21,657	3,055,455	1,367,924

Current	565,930	21,657	2,853,106	1,283,498
Non-current		—	202,349	84,426

(a)	Accumulated gains, net of income tax (see Note 33.j).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables and Reseller Financing (Consolidated)

a.	Trade Receivables

The composition of trade receivables is as follows:

	12/31/2018	12/31/2017
		Restated (i)
Domestic customers	4,290,996	4,024,919
Foreign customers	244,960	230,508
(-) Estimated losses on doubtful accounts	(385,080)	(347,801)

Total	4,150,876	3,907,626

Current	4,069,307	3,861,325
Non-current	81,569	46,301

The breakdown of trade receivables, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

12/31/2018	4,535,956	3,739,601	121,622	53,864	49,629	84,920	486,320
12/31/2017 – Restated (i)	4,255,427	3,553,976	189,071	39,314	44,314	74,037	354,715

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2018	385,080	39,226	4,094	3,754	5,533	46,783	285,690
12/31/2017 – Restated (i)	347,801	27,104	7,672	2,794	2,173	20,500	287,558

(i)	See Note 2.y.

For further information about the allowance for estimated losses on doubtful accounts, see Note 33.d.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reseller financing

The composition of reseller financing is as follows:

	12/31/2018	12/31/2017
		Restated (i)
Reseller financing – Ipiranga	855,229	675,236
(-) Estimated losses on doubtful accounts	(139,669)	(104,977)

Total	715,530	570,259

Current	367,262	286,569
Non-current	348,268	283,690

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range substantially from 12 months to 60 months, with an average term of 40 months. The minimum and maximum rates are 0% per month and 1% per month, respectively.

The breakdown of reseller financing, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2018	855,229	633,183	11,262	14,869	9,377	20,783	165,755
12/31/2017—Restated(i)	675,236	516,547	11,868	7,177	3,883	13,775	121,986

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2018	139,699	26,982	1,250	1,642	1,131	12,176	96,518
12/31/2017—Restated(i)	104,977	635	189	86	63	1,951	102,053

(i)	See Note 2.y.

For further information about the allowance for estimated losses on doubtful accounts, see Note 33.d.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

				12/31/2017
	12/31/2018			Restated (i)
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,367,015	(1,804)	1,365,211	1,626,582	(3,074)	1,623,508
Finished goods	581,504	(20,923)	560,581	500,223	(18,495)	481,728
Work in process	1,412	—	1,412	1,637	—	1,637
Raw materials	383,161	(1,894)	381,267	492,029	(1,835)	490,194
Liquefied petroleum gas (LPG)	109,362	(5,761)	103,601	102,748	(5,761)	96,987
Consumable materials and other items for resale	150,188	(3,770)	146,418	160,024	(5,380)	154,644
Pharmaceutical, hygiene, and beauty products	583,060	(5,364)	577,696	417,726	(2,447)	415,279
Purchase for future delivery(1)	193,928	(2,964)	190,964	222,808	—	222,808
Properties for resale	27,489	(107)	27,382	27,032	(107)	26,925

	3,397,119	(42,587)	3,354,532	3,550,809	(37,099)	3,513,710

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.
(i)	See Note 2.y.

Movements in the provision for losses are as follows:

Balance as of January 1, 2017	47,271
Additions to net realizable value adjustment	(6,713)
Additions of obsolescence and other losses	(3,459)

Balance as of December 31, 2017	37,099
Additions to net realizable value adjustment	600
Additions of obsolescence and other losses	3,903
Oxiteno Andina (*)	985

Balance as of December 31, 2018	42,587

(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii).

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2018	12/31/2017
Net realizable value adjustment	21,402	19,817
Obsolescence and other losses	21,185	17,282

Total	42,587	37,099

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Taxes to Recover

a.	Recoverable Taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2018	12/31/2017
ICMS (a.1)	710,669	580,630
Provision for ICMS losses	(99,187)	(72,076)
PIS and COFINS (a.2)	720,731	348,333
Value-Added Tax (IVA) of foreign subsidiaries	31,678	27,180
Others	22,988	15,587

Total	1,386,879	899,654

Current	639,699	664,954
Non-current	747,180	234,700

The provision for ICMS losses relates to tax credits that the subsidiaries estimate will not utilize or offset in the future based on its estimative, and its movements are as follows:

Balance as of January 1, 2017	68,683
Additions, write-offs and reversals, net	3,393

Balance as of December 31, 2017	72,076
Additions, write-offs and reversals, net	27,111

Balance as of December 31, 2018	99,187

a.1	The ICMS accumulated credit balance is substantially related to the following subsidiaries and operations:

(i)

The subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii)

The subsidiary IPP has credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petrobras), as well as credit balance consisting of the difference between transactions of inflows and outflows of products subject to ICMS taxation (mainly ethanol);

(iii)

The subsidiary Extrafarma has credits of ICMS and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

Management estimates the realization of these credits within up to 10 years.

a.2

Refers, mainly, to the PIS and COFINS credits appropriated under Laws 10,637/2002 and 10,833/2003 by the subsidiaries IPP and Cia. Ultragaz, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term by management of 2 years. The subsidiary Oxiteno S.A. recognized, as of December 31, 2018, credits resulting from the exclusion of ICMS from the calculation basis of PIS and COFINS as recognized in a final favorable decision (see Note 21.a.1.2), as well as restitution of amounts unduly paid as half-yearly PIS. The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) and Empresa Carioca de Produtos Químicos S.A. (“EMCA”) recognized, as of December 31, 2018, credits resulting from the exclusion of ICMS from the calculation basis of PIS/COFINS-import as recognized in a final favorable decision. The credits of Oxiteno S.A. will be realized through corporate restructuring with Oxiteno Nordeste.

For these cases, the management estimates the realization of these credits within up to 5 years.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Recoverable Income Tax and Social Contribution Taxes

Represented by credit balances of IRPJ and CSLL.

	Parent		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
IRPJ and CSLL	88,390	81,755	362,784	295,172

Total	88,390	81,755	362,784	295,172

Current	39,705	33,070	257,182	216,630
Non-current	48,685	48,685	105,602	78,542

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous years, with management estimating the realization of these credits within up to 5 years for the subsidiaries Oxiteno S.A. and Oxiteno Nordeste and up to 2 years for the others.

8.	Related Parties

a.	Related Parties

a.1	Parent

	Assets	Liabilities		Financial income (1)
	Debentures(1)	Other payable(2)	Account payable
Ipiranga Produtos de Petróleo S.A.	761,288	—	—	54,702
Companhia Ultragaz S.A.	—	3,975	—	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	5,158	—

Total as of December 31, 2018	761,288	3,975	5,158	54,702

	Assets	Liabilities		Financial income (1)
	Debentures(1)	Other payables(2)	Account payable
Ipiranga Produtos de Petróleo S.A.	762,562	—	—	84,548
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	4,003	—
Oxiteno S.A. Indústria e Comércio	—	3,086	—	—
Companhia Ultragaz S.A.	—	1,585	—	—
Terminal Químico de Aratu S.A.—Tequimar	—	2,768	—	—

Total as of December 31, 2017	762,562	7,439	4,003	84,548

(1)

In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.

(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.2	Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,925
Others	490	1,146

Total as of December 31, 2018	490	4,071

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,946
Others	490	1,239

Total as of December 31, 2017	490	4,185

Borrowing agreements are for an indeterminated period and do not contain interest clauses. Borrowing agreements are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	567	6	9,032	—
Refinaria de Petróleo Riograndense S.A.	—	24,630	—	1,008,860	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,042	136	3,844	186	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	117	—	—	1,469

Total as of December 31, 2018	1,042	25,450	3,850	1,018,078	1,469

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	1,489	6	18,108	—
Refinaria de Petróleo Riograndense S.A.	—	22,199	—	1,004,030	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,067	31	7,239	859	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	125	—	—	2,300

Total as of December 31, 2017	1,067	23,844	7,245	1,022,997	2,300

(1)	Included in “domestic trade receivables” and “domestic trade payables,” respectively.
(a)	Refers to rental contracts of 15 drugstores owned by LA’7 (16 drugstores in 2017), a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 15.k.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 19.b.

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	12/31/2018	12/31/2017
Short-term compensation	36,504	45,477
Stock compensation (*)	1,407	1,399
Post-employment benefits	2,278	1,096
Long-term compensation (**)	—	(6,459)
Termination benefit	905	8,794

Total	41,094	50,307

(*)	Includes the reversal of expenses for the cancellation of granted shares due to termination of executive employment (see Note 8.c).
(**)

The chief executive officer in office until October 2, 2017 was entitled to additional long term variable compensation,. This contract was terminated with the succession of the chief executive officer announced by the Company in June 2017.

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	100,000	2022 to 2024	67.99	9,378	(2,920)	6,458
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(8,252)	8,895
December 9, 2014	400,000	2019 to 2021	50.64	27,939	(19,376)	8,563
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(4,925)	1,074
November 7, 2012	76,664	2017 to 2019	42.90	16,139	(15,599)	540
December 14, 2011	—	2016 to 2018	31.85	4,832	(4,832)	—

	850,064			81,434	(55,904)	25,530

In 2018, the amortization in the amount of R$ 3,922 (R$ 11,752 in 2017) was recognized as a general and administrative expense.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the changes of number of shares granted:

Balance on January 1, 2017	1,500,072
Shares granted on March 4, 2017	100,000
Cancellation of granted shares due to termination of executive employment	(143,333)
Shares vested and transferred	(273,341)

Balance on December 31, 2017	1,183,398
Cancellation of granted shares due to termination of executive employment	(216,666)
Shares vested and transferred	(116,668)

Balance on December 31, 2018	850,064

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 5,564,051 common shares.

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	120,000	2023	76.38	12,642	(2,634)	10,008
Restricted and performance	November 8, 2017	37,938	2020 to 2022	76.38	4,988	(1,523)	3,465
Restricted and performance	April 9, 2018	92,038	2021 to 2023	68.70	12,028	(2,363)	9,665
Restricted	September 19, 2018	80,000	2024	39.16	4,321	(180)	4,141
Restricted	September 24, 2018	40,000	2024	36.80	2,030	(85)	1,945

		369,976			36,009	(6,785)	29,224

In 2018, a general and administrative expense in the amount of R$ 6,001 was recognized in relation to the Plan (R$ 784 in 2017).

The table below summarizes the changes of the number of restricted and performance shares granted:

Balance on December 31, 2017	166,270

Shares granted on April 9, 2018	103,592
Shares granted on September 19, 2018	80,000
Shares granted on September 24, 2018	40,000
Cancellation of granted shares due to termination of executive employment	(19,886)

Balance on December 31, 2018	369,976

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
				Restated (i)
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	116,191	103,092
Provisions for tax, civil, and labor risks	—	—	154,516	145,767
Provision for post-employment benefits	—	—	85,575	81,199
Provision for differences between cash and accrual basis	—	—	147,376	40,755
Goodwill	—	—	12,258	14,234
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	75,838	74,972
Provision for asset retirement obligation	—	—	15,801	19,111
Other provisions	14,034	29,158	144,354	158,952
Tax losses and negative basis for social contribution carryforwards (d)	—	—	208,036	201,471

Total	14,034	29,158	959,945	839,553

Offset the liabilities balance	—	—	(445,758)	(225,492)

Net balance of assets	14,034	29,158	514,187	614,061

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	1,981	2,109
Lease	—	—	2,858	3,361
Provision for differences between cash and accrual basis	—	—	138,332	44,440
Provision for goodwill	—	—	187,845	131,811
Business combination – fair value of assets	—	—	117,352	90,532
Temporary differences of foreign subsidiaries	—	—	—	955
Other provisions	—	—	6,687	35,926

Total	—	—	455,055	309,134

Offset the assets balance	—	—	(445,758)	(225,492)

Net balance of liabilities	—	—	9,297	83,642

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	12/31/2018	12/31/2017
		Restated (i)
Initial balance	507,087	409,699
IFRS 9 and 15 adoption	68,450	42,275
IRPJ and CSLL related to CBLSA goodwill – retrospective effect (i)	(45,118)	—
Initial balance—restated (i)	530,419	451,974

Deferred IRPJ and CSLL recognized in income of the year	(162,417)	109,204
Deferred IRPJ and CSLL recognized in other comprehensive income	133,124	13,389
Deferred IRPJ and CSLL recognized in business combination (see Notes 3.c and 3.d)	1,054	(45,728)
Others	2,710	1,580

Final balance	504,890	530,419

(i)	See Note 2.y.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	—	181,343
From 1 to 2 Years	1,481	117,990
From 2 to 3 Years	1,481	172,439
From 3 to 5 Years	2,852	169,119
From 5 to 7 Years	4,110	224,291
From 7 to 10 Years	4,110	94,763

Total of deferred tax assets relating to IRPJ and CSLL	14,034	959,945

b. Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
				Restated (vi)
Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	25,924	(12,482)	1,785,818	2,318,446
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	(8,814)	4,244	(607,178)	(788,272)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(372)	(1,120)	(82,784)	(105,017)
Nontaxable revenues (ii)	13	—	32,523	19,084
Adjustment to estimated income (iii)	—	—	9,706	10,844
Interest on equity (iv)	(41,338)	(550)	(538)	(550)
Unrecorded deferred Income and Social Contribution Taxes Carryforwards deferred (v)	—	—	(95,480)	—
Other adjustments	23	25	(2,634)	2,059

Income and social contribution taxes before tax incentives	(50,488)	2,599	(746,385)	(861,852)

Tax incentives—SUDENE	—	—	107,666	48,598

Income and social contribution taxes in the income statement	(50,488)	2,599	(638,719)	(813,254)

Current	(35,363)	(4,098)	(476,302)	(922,458)
Deferred	(15,125)	6,697	(162,417)	109,204
Effective IRPJ and CSLL rates -%	194.8	20.8	35.8	35.1

(i)

Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)

Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)

Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays.

(v)	See Note 9.d;
(vi)	See Note 2.y.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base(1)	75	2028
	Suape base(2)	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base(3)	75	2026
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)

The subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), obtained 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on October 22, 2018, until 2028, due to the modernization for its Aracaju plant – Sergipe. On October 22, 2018, the constitutive benefit appraisal report was sent to the RFB for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report setting the tacit approval of the application, the income tax reduction will be recognized by the subsidiary in the income statement in 2019.

(2)

The subsidiary Bahiana had the 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on January 14, 2019, until 2028, due to the modernization for its Suape plant – Pernambuco. On January 23, 2019, the constitutive benefit appraisal report was sent to the RFB for approval within a term of 120 days.

(3)

The subsidiary Bahiana, obtained 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on November 7, 2017, until 2026, due to productive unit implementation for its Juazeiro plant – Bahia. On November 27, 2017, the constitutive benefit appraisal report was sent to the RFB, for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report setting the tacit approval of the application, the income tax reduction was recognized by the subsidiary in the income statement in 2018, in the total amount of R$ 149 with retroactive effect in January 2017.

d.	Income and Social Contribution Taxes Carryforwards

In 2018, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 873,718 (R$ 576,948 in 2017) and negative basis of CSLL of R$ 876,315 (R$ 576,949 in 2017), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

In addition, certain offshore subsidiaries had tax loss carryforwards of R$ 620,906 (R$ 388,178 in 2017).

Deferred income and social contribution tax assets were recognized in the amount of R$ 208,036 in 2018 (R$ 201,471 in 2017), supported by the technical study on the projection of taxable profits for the realization of deferred tax assets, reviewed by the Fiscal Council and approved by the Company’s Board of Directors. As a consequence of this study, in 2018, the subsidiary Extrafarma reversed the portion of the deferred tax asset, whose realization period exceeded the period of ten years, in the amount of R$ 39,462.

The amount of deferred taxes not recognized due to the uncertainty of realization is R$ 220,832 in 2018 (R$ 128,418 in 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses (Consolidated)

	12/31/2018	12/31/2017
Rents(1)	413,799	329,421
Advertising and publicity	54,011	67,321
Deferred Stock Plan, net (see Note 8.c)	22,737	37,591
Insurance premiums	52,607	39,629
Software maintenance	21,667	8,237
Other prepaid expenses	21,844	14,733

	586,665	496,932

Current	187,570	150,046
Non-current	399,095	346,886

(1)	Refers substantially to the rental advance of service stations of IPP, which are subsequently subleased and operated by the resellers.

11.	Contractual Assets with Customers – Exclusive Rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the sales revenue in the income statement according to the conditions established in the agreement (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements.

Balance and changes are shown below:

	12/31/2018	12/31/2017
		Restated (i)
Initial balance	—	—
IFRS 15 adoption	1,502,360	1,438,084

Initial balance – restated (i)	1,502,360	1,438,084
Additions	390,177	529,732
Amortization	(371,825)	(463,049)
Transfer	(2,235)	(2,407)

Final balance	1,518,477	1,502,360

Current	484,473	456,213
Non-current	1,034,004	1,046,147

(i)	See Note 2.y.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	12/31/2018
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,279,932	6,222,795	17,850,422	2,904,188	517,304
Liabilities	2,509	3,416,140	12,434,610	2,894,598	456,714
Equity	1,277,423	2,806,655 (*)	5,412,812 (*)	9,590	60,590
Net revenue from sales and services	—	1,380,519 (*)	74,312,071 (*)	—	2,092,548
Net income (loss)	111,145	553,236	512,987	(3,531)	8,695
% of capital held	100	100	100	100	33

	12/31/2017 – Restated (i)
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,167,912	5,434,041	17,087,671	2,472,924	517,439
Liabilities	2,486	2,752,026	11,684,775	2,459,803	352,583
Equity	1,165,426	2,682,015 (*)	5,402,896 (*)	13,121	164,856
Net revenue from sales and services	—	1,190,761 (*)	66,263,987 (*)	—	5,067,950
Net income (loss)	77,072	209,114	1,211,332	2,573	109,063
% of capital held	100	100	100	100	33

(*)	adjusted for intercompany unrealized profits.
(i)	See Note 2.y.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2016	1,194,739	2,549,859	4,434,954	10,548	8,190,100	45,409	8,235,509
Effects of IFRS adoption	(111)	(3,253)	(79,063)	—	(82,427)	—	(82,427)

Balance as of January 1, 2017 – Restated (i)	1,194,628	2,546,606	4,355,891	10,548	8,107,673	45,409	8,153,082

Share of profit (loss) of subsidiaries and joint venture – restated (i)	77,072	209,216	1,211,317	2,573	1,500,178	36,210	1,536,388
Dividends and interest on equity (gross)	(105,914)	(100,118)	(359,091)	—	(565,123)	(30,959)	(596,082)
Tax liabilities on equity- method revaluation reserve	—	—	(96)	—	(96)	—	(96)
Equity instrument granted	5	13	518	—	536	—	536
Valuation adjustment of subsidiaries	(365)	(18,964)	194,061	—	174,732	4,079	178,811
Translation adjustments of foreign-based subsidiaries	—	45,262	280	—	45,542	—	45,542

Balance as of December 31, 2017 – Restated (i)	1,165,426	2,682,015	5,402,880	13,121	9,263,442	54,739	9,318,181
Share of profit (loss) of subsidiaries and joint venture	111,145	553,236	512,987	(3,531)	1,173,837	1,148	1,174,985
Dividends and interest on equity (gross)	—	(229,243)	(500,023)	—	(729,266)	(32,065)	(761,331)
Tax liabilities on equity- method revaluation reserve	—	—	(7)	—	(7)	—	(7)
Equity instrument granted	65	269	3,439	—	3,773	—	3,773
Valuation adjustment of subsidiaries	787	(212,698)	(3,184)	—	(215,095)	(3,704)	(218,799)
Translation adjustments of foreign-based subsidiaries	—	13,076	(280)	—	12,796	—	12,796

Balance as of December 31, 2018	1,277,423	2,806,655	5,415,812	9,590	9,509,480	20,118	9,529,598

(i)	See Note 2.y.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2018.

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Total
Balance as of January 1, 2017	4,518	45,409	66,215	116,142
Capital increase	—	—	16,000	16,000
Valuation adjustments	—	4,079	—	4,079
Dividends and interest on equity (gross)	—	(30,959)	—	(30,959)
Share of profit (loss) of joint ventures	1,578	36,210	(20,989)	16,799

Balance as of December 31, 2017	6,096	54,739	61,226	122,061
Capital increase	—	—	31,908	31,908
Valuation adjustments	—	(3,704)	—	(3,704)
Dividends and interest on equity (gross)	—	(32,065)	—	(32,065)
Share of profit (loss) of joint ventures	1,350	1,148	(18,744)	(16,246)

Balance as of December 31, 2018	7,446	20,118	74,390	101,954

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	12/31/2018
	União Vopak	RPR	ConectCar
Current assets	8,432	370,250	129,152
Non-current assets	8,552	147,054	150,054
Current liabilities	1,814	385,079	130,414
Non-current liabilities	280	71,635	14
Equity	14,890	60,590	148,778
Net revenue from sales and services	16,938	2,092,548	57,506
Costs, operating expenses and income	(13,154)	(2,083,592)	(114,336)
Net financial income and income and social contribution taxes	(1,084)	(261)	19,343
Net income (loss)	2,700	8,695	(37,487)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2017
	União Vopak	RPR	ConectCar
Current assets	7,110	389,022	90,242
Non-current assets	6,627	128,417	132,785
Current liabilities	1,210	297,762	100,564
Non-current liabilities	336	54,821	12
Equity	12,191	164,856	122,451
Net revenue from sales and services	15,260	1,579,286	33,935
Costs, operating expenses and income	(10,852)	(1,433,030)	(100,444)
Net financial income and income and social contribution taxes	(1,252)	(37,193)	24,530
Net income (loss)	3,156	109,063	(41,979)
Number of shares or units held	29,995	5,078,888	169,860,500
% of capital held	50	33	50

The percentages in the table above are rounded.

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2018, while the other associates are valued based on the financial statements as of December 31, 2018.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total

Balance as of January 1, 2017	6,001	12,981	3,678	71	—	22,731
Dividends	(865)	—	—	—	(399)	(1,264)
Share of profit (loss) of associates	1,212	1,477	(60)	269	976	3,874

Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Capital reduction	(1,250)	—	—	—	—	(1,250)
Dividends	(984)	—	—	—	(236)	(1,220)
Share of profit (loss) of associates	575	908	(28)	(112)	124	1,467

Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the stataments of financial position and statements of profit or loss of associates:

	12/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,803	38,714	51	19	64
Non-current assets	15,254	85,395	10,238	990	2,791
Current liabilities	3,963	9,777	—	21	123
Non-current liabilities	332	8,888	3,109	302	1,334
Equity	18,762	105,444	7,180	686	1,398
Net revenue from sales and services	10,595	53,288	—	—	—
Costs, operating expenses and income	(7,957)	(43,814)	(78)	(266)	399
Net financial income and income and social contribution taxes	(211)	(3,453)	22	(69)	(27)
Net income (loss)	2,427	6,021	(56)	(335)	372
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	11,218	45,061	67	175	505
Non-current assets	16,464	74,621	10,278	1,695	2,821
Current liabilities	1,960	12,338	—	422	93
Non-current liabilities	332	7,920	3,110	427	1,500
Equity	25,390	99,424	7,235	1,021	1,733
Net revenue from sales and services	10,522	52,709	—	—	—
Costs, operating expenses and income	(5,649)	(40,769)	(90)	673	628
Net financial income and income and social contribution taxes	—	(2,144)	(31)	179	15
Net income (loss)	4,873	9,796	(121)	852	643
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	Reclassifications (i)	Fair value CBLSA Retrospective effect (ii)	Balance on 12/31/2017 – Restated (i)	Additions	Depreciation	Transfer (iv)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS (iii)	Balance on 12/31/2018
Cost:
Land	—	579,174	—	(2,532)	576,642	3,994	—	9,261	(895)	(1,238)	33,115	620,879
Buildings	32	1,639,867	—	(1,996)	1,637,871	7,041	—	151,937	(2,929)	(10,914)	18,067	1,801,073
Leasehold improvements	8	912,555	—	—	912,555	11,931	—	103,371	(12,273)	56	—	1,015,640
Machinery and equipment	13	4,721,931	—	—	4,721,931	115,171	—	588,696	(4,895)	(261,955)	60,308	5,219,256
Automotive fuel/lubricant distribution equipment and facilities	13	2,721,075	—	8,447	2,729,522	98,478	—	98,573	(62,240)	—	—	2,864,333
LPG tanks and bottles	8	643,697	49,159	—	692,856	78,995	—	2,552	(31,387)	—	—	743,016
Vehicles	6	287,295	—	—	287,295	29,141	—	18,061	(23,996)	(1,745)	—	308,756
Furniture and utensils	8	266,494	—	(585)	265,909	18,417	—	6,078	(863)	(10,570)	45	279,016
Construction in progress	—	929,000	—	—	929,000	796,909	—	(883,994)	(578)	81,462	—	922,799
Advances to suppliers	—	112,167	—	—	112,167	6,317	—	(100,233)	—	(4,163)	—	14,088
Imports in progress	—	786	—	—	786	699	—	(1,446)	—	2	—	41
IT equipment	5	353,022	—	(36)	352,986	34,921	—	7,942	(1,953)	1,161	6	395,063

		13,167,063	49,159	3,298	13,219,520	1,202,014	—	798	(142,009)	(207,904)	111,541	14,183,960

Accumulated depreciation:
Buildings		(724,408)	—	—	(724,408)	—	(53,462)	10,046	2,608	26,533	(4,434)	(743,117)
Leasehold improvements		(475,651)	—	—	(475,651)	—	(83,208)	(4,574)	5,398	(7)	—	(558,042)
Machinery and equipment		(2,980,166)	—	—	(2,980,166)	—	(271,867)	1,143	3,449	288,461	(10,229)	(2,969,209)
Automotive fuel/lubricant distribution equipment and facilities		(1,545,806)	—	—	(1,545,806)	—	(162,815)	(7,232)	58,245	—	—	(1,657,608)
LPG tanks and bottles		(305,965)	(22,419)	—	(328,384)	—	(88,308)	(2,347)	17,983	—	—	(401,056)
Vehicles		(112,200)	—	—	(112,200)	—	(28,792)	498	15,002	1,842	—	(123,650)
Furniture and utensils		(148,575)	—	—	(148,575)	—	(18,482)	(292)	513	11,517	(20)	(155,339)
IT equipment		(260,859)	—	—	(260,859)	—	(30,659)	2,702	1,819	(1,080)	(6)	(288,083)

		(6,553,630)	(22,419)	—	(6,576,049)	—	(737,593)	(56)	105,017	327,266	(14,689)	(6,896,104)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2017	Reclassifications (i)	Fair value CBLSA Retrospective effect (ii)	Balance on 12/31/2017 – Restated (i)	Additions	Depreciation	Transfer (iv)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS (iii)	Balance on 12/31/2018
Provision for losses:
Advances to suppliers	(83)	—	—	(83)	—	—	—	—	—	—	(83)
Buildings	—	—	—	—	(306)(*)	—	—	—	—	—	(306)
Land	(104)	—	—	(104)	(723)(*)	—	—	—	—	—	(827)
Leasehold improvements	(564)	—	—	(564)	(733)	—	—	2	(90)	—	(1,385)
Machinery and equipment	(4,724)	—	—	(4,724)	(1,532)(*)	—	—	444	(305)	—	(6,117)
Automotive fuel/lubricant distribution equipment and facilities	(169)	—	—	(169)	—	—	—	4	—	—	(165)
Construction in progress	—	—	—	—	(38)(*)	—	—	—	—	—	(38)
Furniture and utensils	(1)	—	—	(1)	(69)(*)	—	—	—	—	—	(70)

	(5,645)	—	—	(5,645)	(3,401)	—	—	450	(395)	—	(8,991)

Net amount	6,607,788	26,740	3,298	6,637,826	1,198,613	(737,593)	742	(36,542)	118,967	96,852	7,278,865

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2016	Reclassifications (i)	Balance on 1/1/2017 – Restated (i)	Additions	Depreciation	Transfer (iv)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA (ii)	Balance on 12/31/2017 Restated(1)
Cost:
Land	—	520,575	—	520,575	4,319	—	16,039	(969)	4,574	32,104	576,642
Buildings	30	1,440,204	—	1,440,204	10,677	—	95,630	(12,409)	32,998	70,771	1,637,871
Leasehold improvements	9	796,521	—	796,521	13,819	—	116,698	(14,494)	11	—	912,555
Machinery and equipment	12	4,225,056	—	4,225,056	130,154	—	105,060	(16,069)	277,730	—	4,721,931
Automotive fuel/lubricant distribution equipment and facilities	13	2,429,079	—	2,429,079	131,134	—	78,568	(29,935)	—	120,676	2,729,522
LPG tanks and bottles	11	619,511	12,467	631,978	96,290	—	(1,149)	(34,263)	—	—	692,856
Vehicles	7	271,133	—	271,133	28,428	—	6,948	(21,055)	1,841	—	287,295
Furniture and utensils	9	204,550	—	204,550	35,078	—	10,775	(834)	10,756	5,584	265,909
Construction in progress	—	523,285	—	523,285	766,775	—	(386,198)	(4)	10,192	14,950	929,000
Advances to suppliers	—	96,423	—	96,423	61,536	—	(48,722)	—	2,930	—	112,167
Imports in progress	—	58	—	58	1,182	—	(450)	—	(4)	—	786
IT equipment	5	288,705	—	288,705	42,638	—	3,095	(1,081)	170	19,495	352,986

		11,415,100	12,467	11,427,567	1,322,030	—	(3,706)	(131,113)	341,198	263,544	13,219,520

Accumulated depreciation:
Buildings		(632,908)	—	(632,908)	—	(46,795)	130	5,535	(28,365)	(22,005)	(724,408)
Leasehold improvements		(412,449)	—	(412,449)	—	(71,660)	(166)	8,624	—	—	(475,651)
Machinery and equipment		(2,474,504)	—	(2,474,504)	—	(258,068)	(139)	10,174	(257,629)	—	(2,980,166)
Automotive fuel/lubricant distribution equipment and facilities		(1,383,069)	—	(1,383,069)	—	(144,884)	(29)	26,907	—	(44,731)	(1,545,806)
LPG tanks and bottles		(276,414)	(4,031)	(280,445)	—	(64,226)	130	16,157	—	—	(328,384)
Vehicles		(101,082)	—	(101,082)	—	(21,740)	80	12,365	(1,823)	—	(112,200)
Furniture and utensils		(120,747)	—	(120,747)	—	(15,128)	(9)	594	(9,275)	(4,010)	(148,575)
IT equipment		(220,421)	—	(220,421)	—	(24,481)	148	991	(121)	(16,975)	(260,859)

		(5,621,594)	(4,031)	(5,625,625)	—	(646,982)	145	81,347	(297,213)	(87,721)	(6,576,049)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2016	Reclassifications (i)	Balance on 1/1/2017 – Restated (i)	Additions	Depreciation	Transfer (iv)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA (ii)	Balance on 12/31/2017 Restated
Provision for losses:
Advances to suppliers	(83)	—	(83)	—	—	—	—	—	—	(83)
Land	(197)	—	(197)	(104)	—	—	197	—	—	(104)
Leasehold improvements	(560)	—	(560)	(10)	—	—	14	(8)	—	(564)
Machinery and equipment	(4,347)	—	(4,347)	(397)	—	—	45	(25)	—	(4,724)
Automotive fuel/lubricant distribution equipment and facilities	(336)	—	(336)	—	—	—	167	—	—	(169)
Furniture and utensils	(1)	—	(1)	—	—	—	—	—	—	(1)

	(5,524)	—	(5,524)	(511)	—	—	423	(33)	—	(5,645)

Net amount	5,787,982	8,436	5,796,418	1,321,519	(646,982)	(3,561)	(49,343)	43,952	175,823	6,637,826

(i)	See Note 2.y.
(ii)	See Note 3.c.
(iii)	See Note 3.d.
(iv)	Refers to amounts transferred to intangible assets and inventories.
(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii), included in land items the amount of R$ 680 and in machinery and equipment the amount of R$ 1,334.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores and bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	IFRS 15 adoption and reclassifications (i)	Fair value CBLSA Retrospective effect (ii)	Balance on 12/31/2017 – Restated (i)	Additions	Amortization	Transfer (iv)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS (iii)	Balance on 12/31/2018
Cost:
Goodwill (a)	—	1,578,157	—	(53,866)	1,524,291	—	—	—	—	—	797	1,525,088
Software (b)	5	853,079	—	—	853,079	223,964	—	(1,258)	(15,401)	2,053	49	1,062,486
Technology (c)	5	32,617	—	—	32,617	—	—	—	—	—	—	32,617
Commercial property rights (d)	10	55,069	—	—	55,069	11,117	—	—	(2,154)	—	—	64,032
Distribution rights	8	4,273,379	(4,145,188)	14,478	142,669	690	—	(350)	—	(20)	—	142,989
Brands (e)	—	113,543	—	—	113,543	—	—	—	—	7,028	—	120,571
Trademark rights (e)	39	—	—	114,792	114,792	—	—	—	—	—	—	114,792
Others (f)	10	40,514	—	—	40,514	1,822	—	—	—	945	—	43,281
		6,946,358	(4,145,188)	75,404	2,876,574	237,593	—	(1,608)	(17,555)	10,006	846	3,105,856

Accumulated amortization:
Software		(456,799)	—	—	(456,799)	—	(79,845)	59	28	(832)	(49)	(537,438)
Technology		(32,541)	—	—	(32,541)	—	(72)	—	—	—	—	(32,613)
Brands		—	—	—	—	—	—	—	—	—	—	—
Commercial property rights		(21,292)	—	—	(21,292)	—	(4,679)	—	2,040	—	—	(23,931)
Distribution rights		(2,677,057)	2,580,353	—	(96,704)	—	(10,018)	125	—	—	—	(106,597)
Trademark rights		—	—	—	—	—	(3,182)	—	—	—	—	(3,182)
Others		(31,196)	—	—	(31,196)	—	(1,538)	—	—	(6)	—	(32,740)

		(3,218,885)	2,580,353	—	(638,532)	—	(99,334)	184	2,068	(838)	(49)	(736,501)

Net amount		3,727,473	(1,564,835)	75,404	2,238,042	237,593	(99,334)	(1,424)	(15,487)	9,168	797	2,369,355

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2016	IFRS 15 adoption and reclassifications (i)	Balance on 1/1/2017 – Restated (i)	Additions	Amortization	Transfer (iv)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Fair value CBLSA(ii)	Balance on 12/31/2017 Restated (i)
Cost:
Goodwill (a)	—	1,454,484	—	1,454,484	—	—	—	—	—	69,807	1,524,291
Software (b)	5	641,691	—	641,691	207,703	—	2,447	(1,193)	2,431	—	853,079
Technology (c)	5	32,617	—	32,617	—	—	—	—	—	—	32,617
Commercial property rights (d)	10	43,258	—	43,258	13,837	—	(68)	(1,958)	—	—	55,069
Distribution rights	6	3,651,316	(3,525,777)	125,539	—	—	—	—	—	17,130	142,669
Brands (e)	—	112,936	—	112,936	—	—	—	—	607	—	113,543
Trademark rights (e)	39	—	—	—	—	—	—	—	—	114,792	114,792
Others (f)	10	39,172	—	39,172	420	—	—	—	922	—	40,514

		5,975,474	(3,525,777)	2,449,697	221,960	—	2,379	(3,151)	3,960	201,729	2,876,574

Accumulated amortization:
Software		(396,702)	—	(396,702)	—	(59,579)	(5)	1,191	(1,704)	—	(456,799)
Technology		(32,469)	—	(32,469)	—	(72)	—	—	—	—	(32,541)
Commercial property rights		(19,568)	—	(19,568)	—	(3,689)	8	1,957	—	—	(21,292)
Distribution rights		(2,131,826)	2,045,814	(86,012)	—	—	—	—	—	(10,692)	(96,704)
Others		(23,310)	—	(23,310)	—	(7,883)	—	—	(3)	—	(31,196)

		(2,603,875)	2,045,814	(558,061)	—	(71,223)	3	3,148	(1,707)	(10,692)	(638,532)

Net amount		3,371,599	(1,479,963)	1,891,636	221,960	(71,223)	2,382	(3)	2,253	191,037	2,238,042

(i)	See Note 2.y.
(ii)	See Note 3.c.
(iii)	See Note 3.d.
(iv)	Refers to amount transferred to property, plant, and equipment and trade receivables.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	12/31/2018	12/31/2017
		Restated (i)
Inventories and cost of products and services sold	15,044	2,165
Selling and marketing	8,920	11,689
General and administrative	75,370	57,369

	99,334	71,223

(i)	See Note 2.y.

a.	Goodwill

The balance of the goodwill is tested annually for impairment and presents the following acquisitions:

	Segment	12/31/2018	12/31/2017
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
CBLSA (2)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS (3)	Ultracargo	797	—
Others	Oxiteno	583	583

		1,525,088	1,524,291

(1)	Including R$ 246,163 at Ultrapar.
(2)	See Note 3.c.
(3)	See Note 3.d.

On December 31, 2018, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2018, the discount and real growth rates used to extrapolate the projections ranged from 8.4% to 13.9% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2019 and the long-term strategic plan prepared by management and approved by the Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of impairment in the amount of R$ 5,565 for subsidiary Oxiteno Andina for the year ended December 31, 2018 (see Note 2.s.1.ii). The main reason for the impairment recognized is Venezuela’s political and economic situation.

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b.	Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

c.	Technology

The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d.	Commercial property rights

Include those described below:

•

Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•

Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•

Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight-line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

e.	Brands and Trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

f.	Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Loans, Debentures, and Finance Leases

a.	Composition

a.1	Parent

Description	12/31/2018	12/31/2017	Index/ Currency	Weighted average financial charges 12/31/2018 –% p.a.	Maturity
Brazilian Reais:
Debentures – 5th and 6th issuance (g.2 and g.7)	1,756,954	817,654	CDI	105.3	2023

Current	34,504	817,654
Non-current	1,722,450	—

a.2	Consolidated

Description	12/31/2018	12/31/2017	Index/Currency	Weighted average financial charges 12/31/2018 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market(b)(*)	2,889,631	2,454,142	US$	+5.3	2026
Foreign loan(c.1)(*)	985,268	259,015	US$	+3.9	2021 to 2023
Financial institutions(e)	620,605	330,755	US$ + LIBOR(1)	+2.1	2019 to 2023
Foreign loan(c.1)(*)	582,106	788,794	US$ + LIBOR(1)	+0.9	2022 to 2023
Foreign loan(c.2)	234,363	298,927	US$ + LIBOR(1)	+2.0	2020
Financial institutions(e)	127,288	106,745	US$	+2.9	2019 to 2022
Financial institutions(e)	27,845	27,048	MX$(2)	+9.0	2019
Advances on foreign exchange contracts	11,702	44,515	US$	+3.2	< 12 days
Financial institutions(e)	3,950	3,382	MX$ + TIIE(2)	+1.5	2019
BNDES(d)	2,596	4,460	US$	+6.5	2019 to 2020
Foreign currency advances delivered	1,485	26,080	US$	+2.9	< 33 days
Financial institutions(e)	—	593	Bs$(7)

Total foreign currency	5,486,839	4,344,456

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Description	12/31/2018	12/31/2017	Index/ Currency	Weighted average financial charges 12/31/2018 – % p.a.	Maturity
Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,614,704	2,794,272	CDI	107.3	2019 to 2022
Debentures—Ipiranga (g.1, g.3,and g.5)	2,039,743	2,836,741	CDI	105.0	2019 to 2022
Debentures – CRA (g.4, g.6 and g.8)	2,029,545	1,380,852	CDI	95.8	2022 to 2023
Debentures – 5th and 6th issuance (g.2 and g.7)	1,756,954	817,654	CDI	105.3	2023
Debentures – CRA (g.4, g.6 and g.8) (*)	833,213	554,402	IPCA	+4.6	2024 to 2025
BNDES (d)	147,922	206,423	TJLP (3)	+2.4	2019 to 2023
FINEP	53,245	32,682	TJLP (3)	+1.5	2019 to 2023
BNDES (d)	51,467	69,422	SELIC (6)	+2.3	2019 to 2023
Bank Credit Bill	50,075	—	CDI	124.0	2019
Finance leases (i)	46,066	48,515	IGP-M (5)	+5.6	2019 to 2031
FINEP	22,553	35,611	R$	+4.0	2019 to 2021
Banco do Nordeste do Brasil	15,776	28,136	R$ (4)	+8.5	2019 to 2021
BNDES (d)	14,071	26,270	R$	+6.0	2019 to 2022
FINAME	32	56	TJLP (3)	+5.7	2019 to 2022
Export Credit Note – floating rate (h)	—	157,749	CDI
BNDES EXIM	—	62,754	TJLP (3)
BNDES EXIM	—	30,850	SELIC (6)

Total Brazilian Reais	9,675,366	9,082,389

Total foreign currency and Brazilian Reais	15,162,205	13,426,845
Currency and interest rate hedging instruments (**)	43,944	163,749

Total	15,206,149	13,590,594

Current	2,273,997	3,503,675
Non-current	12,932,152	10,086,919

(*)	These transactions were designated for hedge accounting (see Note 33.h).
(**)	Accumulated losses (see Note 33.g).
(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2018, TJLP was fixed at 7.03% p.a.

(4)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2018, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(6)	SELIC = basic interest rate set by the Brazilian Central Bank.
(7)	Bs$ = Bolívar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, debentures and finance leases are shown below:

Balance as of January 1, 2017	11,214,773
New loans and debentures with cash effect	4,510,694
Interest accrued	925,421
Principal payment and financial leases	(2,467,391)
Interest payment	(769,740)
Monetary and exchange rate variation	37,937
Change in fair value	(24,849)

Balance as of December 31, 2017	13,426,845
New loans and debentures with cash effect	4,461,112
Interest accrued	873,202
Principal payment and financial leases	(3,715,838)
Interest payment	(737,564)
Monetary and exchange rate variation	804,273
Change in fair value	50,175

Balance as of December 31, 2018	15,162,205

The long-term consolidated debt had the following principal maturity schedule:

	12/31/2018	12/31/2017
From 1 to 2 years	962,870	1,826,907
From 2 to 3 years	1,551,083	894,640
From 3 to 4 years	3,219,451	1,302,450
From 4 to 5 years	3,431,465	3,016,406
More than 5 years	3,767,283	3,046,516

	12,932,152	10,086,919

As provided in IFRS 9 (CPC 48), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 15.j.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33.h.3).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

• Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

• Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

c.1

The subsidiary IPP has foreign loans in the amount of US$ 395 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of CDI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	R$ (million)	Cost in % of CDI
Charges(1)	9.5	36.8	—
Jun/21	100.0	387.5	105.0
Jul/21	60.0	232.5	101.8
Jul/23	50.0	193.7	104.8
Sep/23	60.0	232.5	105.0
Sep/23	65.0	251.9	104.7
Nov/23	60.0	232.5	104.5

Total / average cost	404.5	1,567.4	104.4

(1)	Includes interest, transaction costs, mark to market and hedge initial recognition.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

c.2

The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

c.3

The subsidiary LPG International Inc. had a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan was guaranteed by the Company and its subsidiary IPP. The foreign loan was settled on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.1% and maturity as shown below:

	US$	R$
Maturity	Millions	Millions
Charges(1)	0.2	0.9
Aug/19	10.0	38.7
Feb/20	10.0	38.7
Aug/20	10.0	38.7
Sep/20	20.0	77.5
Feb/21	10.0	38.7
Mar/22	30.0	116.2
Oct/22	40.0	155.0
Mar/23	30.0	116.2

Total	160.2	620.6

(1)	Includes interest and transaction costs.

The proceeds of this loan are being used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (includes accrued interest through December 31, 2018):

Maturity
Feb/19	168,419
May/19	1,432,750
May/20	337,845
May/21	337,845
May/22	337,845

Total	2,614,704

g.	Debentures

g.1.

In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures were settled by the subsidiary IPP on the maturity date.

g.2.	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.3.

In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.4.

In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.5.

In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.6.

In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being one of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.7.

In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.8.

In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2018).

Maturity
May/19	168,897
May/20	165,786
May/21	165,786
Apr/22	657,538
Jul/22	1,539,274
Oct/22	727,229
Mar/23	1,756,954
Dec/23	644,778
Apr/24	377,567
Oct/24	217,861
Dec/25	237,785

Total	6,659,455

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export Credit Note

The export credit note contract of the subsidiary Oxiteno Nordeste, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly, was settled on the maturity date.

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	12/31/2018	12/31/2017
Equipment and intangible assets, net of depreciation and amortization	13,783	15,732
Financing (present value)	46,066	48,515

Current	2,849	2,710
Non-current	43,217	45,805

The future disbursements (installments) assumed under these contracts are presented below:

	12/31/2018	12/31/2017
Up to 1 year	5,124	5,113
From 1 to 2 years	5,124	5,113
From 2 to 3 years	5,124	5,113
From 3 to 4 years	5,124	5,113
From 4 to 5 years	5,124	5,113
More than 5 years	37,574	42,611

Total	63,194	68,176

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2017	Incurred cost	Amortization	Balance on 12/31/2018
Debentures (g)	0.2	44,709	21,308	(9,641)	56,376
Notes in the foreign market (b)	0.0	15,298	—	(1,417)	13,881
Banco do Brasil (f)	0.2	8,065	—	(4,628)	3,437
Foreign loans (c)	0.1	1,213	—	(882)	331
Other	0.2	2,801	366	(735)	2,432

Total		72,086	21,674	(17,303)	76,457

	Effective rate of transaction costs (% p.a.)	Balance on 1/1/2017	Incurred cost	Amortization	Balance on 12/31/2017
Debentures (g)	0.2	6,835	42,388	(4,514)	44,709
Notes in the foreign market (b)	0.0	16,612	—	(1,314)	15,298
Banco do Brasil (f)	0.2	12,182	—	(4,117)	8,065
Foreign loans (c)	0.2	2,211	563	(1,561)	1,213
Other	0.2	1,952	1,418	(569)	2,801

Total		39,792	44,369	(12,075)	72,086

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	13,171	13,298	13,217	10,115	5,255	1,320	56,376
Notes in the foreign market (b)	1,435	1,546	1,632	1,723	1,819	5,726	13,881
Banco do Brasil (f)	2,317	599	385	136	—	—	3,437
Foreign loans (c)	201	130	—	—	—	—	331
Other	773	894	445	318	2	—	2,432

Total	17,897	16,467	15,679	12,292	7,076	7,046	76,457

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 69,822 in 2018 (R$ 66,337 in 2017) and by guarantees and promissory notes in the amount of R$ 10,667,175 in 2018 (R$ 9,587,971 in 2017).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 271,162 in 2018 (R$ 237,537 in 2017). In addition, the Company provides guarantees related to the supply of LPG by Petrobras up to the amount of R$ 45 million. In 2018, the Company did not have guarantees related to raw materials imported by the subsidiary IPP (R$ 81,046 in 2017).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 2,750 in 2018 (R$ 8,224 in 2017), with maturities of up to 91 days. Until December 31, 2018, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as “other payables” is R$ 68 in 2018 (R$ 205 in 2017), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Trade Payables (Consolidated)

	12/31/2018	12/31/2017
Domestic suppliers	2,079,010	1,973,668
Domestic suppliers – agreement (i)	73,169	—
Foreign suppliers	472,597	181,830
Foreign suppliers – agreement (i)	106,901	—

	2,731,677	2,155,498

(i)

Suppliers – agreement: some subsidiaries of the Company entered into an agreement with a financial institution, which consists of the anticipation of receipt of the securities by the supplier, in which the financial institution discounts a certain amount from the supplier and receives on the maturity date the amount due by the subsidiaries of the Company. The decision to enter into this transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established with the supplier. These operations are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil.

17.	Salaries and Related Charges (Consolidated)

	12/31/2018	12/31/2017
Provisions on salaries	186,200	179,120
Profit sharing, bonus and premium	147,170	125,006
Social charges	67,043	64,524
Others	27,779	19,468

	428,192	388,118

18.	Taxes Payable (Consolidated)

	12/31/2018	12/31/2017
		Restated (i)
ICMS	166,038	128,571
PIS and COFINS	38,055	25,319
ISS	22,339	11,211
Value-Added Tax (IVA) of foreign subsidiaries	21,306	17,992
PERT (*)	—	19,584
Others	20,267	18,852

	268,005	221,529

(*)	Refers to federal tax debits of the subsidiary IPP that were included in the Special Program of Tax Regularization (PERT).
(i)	See Note 2.y.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. In 2018, the subsidiaries contributed R$ 24,323 (R$ 24,819 in 2017) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees in 2018 was 8,052 active participants and 279 retired participants. In addition, Ultraprev had 26 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2018 and are recognized in the financial statements in accordance with IAS 19 R2011 (CPC 33 R2).

	12/31/2018	12/31/2017
Health and dental care plan(1)	112,628	99,767
Indemnification of FGTS	83,781	81,831
Seniority bonus	37,397	40,254
Life insurance(1)	16,009	15,671

Total	249,815	237,523

Current	45,655	30,059
Non-current	204,160	207,464

(1)	Only IPP and CBLSA.

Changes in the present value of the provision for post-employment benefits are as follows:

	12/31/2018	12/31/2017
Opening balance	237,523	144,751
Current service cost	6,092	7,664
Interest cost	21,466	15,754
Actuarial (gains) losses from changes in actuarial assumptions	7,934	36,120
Benefits paid directly by Company and its subsidiaries	(23,604)	(11,368)
Opening balance CBL S.A. (see Note 3.c)	—	44,478
Exchange rate from foreign subsidiaries	404	124

Ending balance	249,815	237,523

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The expense of the year is presented below:

	12/31/2018	12/31/2017
Health and dental care plan	9,559	164
Indemnification of FGTS	11,159	14,828
Seniority bonus	5,460	6,883
Life insurance	1,380	1,543

Total	27,558	23,418

Significant actuarial assumptions adopted include:

Economic factors	12/31/2018	12/31/2017
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	9.00	9.51
Average projected salary growth rate	7.85	8.38
Inflation rate (long term)	4.00	4.50
Growth rate of medical services	8.16	8.68

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2018 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p	17,500	decrease by 1.0 p.p	20,547
Wage growth rate	decrease by 1.0 p.p	2,127	increase by 1.0 p.p	2,344
Medical services growth rate	decrease by 1.0 p.p	12,002	increase by 1.0 p.p	14,201

The sensitivity analyses presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of January 1, 2017	77,564
Additions (new tanks)	537
Expense with tanks removed	(15,432)
Accretion expense	2,105

Balance as of December 31, 2017	64,774
Additions (new tanks)	264
Expense with tanks removed	(12,752)
Accretion expense	2,381

Balance as of December 31, 2018	54,667

Current	4,382
Non-current	50,285

21.	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2017	Additions	Write- offs	Payments	Interest	Balance on 12/31/2018
IRPJ and CSLL (a.1.1)	515,829	—	—	—	16,512	532,341
PIS and COFINS (a.1.2)	34,927	—	(9,536)	—	880	26,271
ICMS	111,784	1,470	(8,435)	(4,468)	472	100,823
Civil, environmental and regulatory claims (a.2.1)	89,296	8,867	(3,490)	(3,780)	39	90,932
Labor litigation (a.3.1)	82,425	32,430	(109)	(15,497)	1,924	101,173
Others	91,535	826	(1,806)	—	976	91,531

Total	925,796	43,593	(23,376)	(23,745)	20,803	943,071

Current	64,550					77,822
Non-current	861,246					865,249

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	12/31/2018	12/31/2017
Tax matters	727,493	659,062
Labor litigation	69,978	71,074
Civil and other	84,036	92,524

Total – non-current assets	881,507	822,660

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.1	Provisions for Tax Matters and Social Security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 500,260 in 2018 (R$ 483,485 in 2017). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.1.2 The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, in a decision with general repercussion, the STF decided that the ICMS does not make up the calculation of PIS and COFINS tax bases. Therefore, supported by its legal advisors, on May 31, 2017, Oxiteno Nordeste and IPP reversed the provision in the amount of R$ 109,463 (see Notes 29 and 30).

The Company emphasizes that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable context, until there is effective final decision, the causes may be reassessed, which could result in the recognition of new provisions in the future, except for Oxiteno S.A., that obtained a favorable final decision and recognized the amount of R$ 291,278 in the statements of profit or loss on December 31, 2018 (see Notes 29 and 30).

a.2	Provisions for Civil, Environmental and Regulatory Claims

a.2.1 The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 90,932 in 2018 (R$ 89,296 in 2017).

a.3	Provisions for Labor Matters

a.3.1 The Company and its subsidiaries maintained provisions of R$ 101,173 in 2018 (R$ 82,425 in 2017) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%). by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 2,839,219 in 2018 (R$ 2,576,583 in 2017).

b.1	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,941,749 in 2018 (R$ 1,709,435 in 2017), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 168,391 in 2018 (R$ 166,003 in 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 836,393 in 2018 (R$ 618,774 in 2017). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 318,550 in 2018 (R$ 307,255 in 2017), of which R$ 126,639 (R$ 121,891 in 2017) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 125,703 in 2018 (R$ 113,999 in 2017); of conditioned fruition of fiscal incentive in the amount of R$ 121,745 in 2018 (zero in 2017); and inventory differences in the amount of R$ 185,512 in 2018 (R$ 149,171 in 2017) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 674,126 in 2018 (R$ 645,868 in 2017), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 193,771 in 2018 (R$ 187,027 in 2017), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 624,457, totaling 3,520 lawsuits in 2018 (R$ 593,437, totaling 2,783 lawsuits in 2017), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 32,983 in 2018 (R$ 32,315 in 2017). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, to be paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais. As of December 31, 2018, as a result of these administrative proceedings, no fine had been imposed to the subsidiary. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency in 2018.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case the negotiations with the MPE and MPF are concluded in an unfavorable manner for the parties involved, the payments related to the project costs may affect the future Company’s financial statements, in addition to the amounts already recognized. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. In addition, as of December 31, 2018, there are contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$ 62,930 and R$ 3,426 (R$ 88,075 and R$ 25,852 as of December 31, 2017), respectively. For more information, see Note 22.

b.3 Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 273,013, totaling 1,726 lawsuits as of December 31, 2018 (R$ 273,711, totaling 1,899 lawsuits as of December 31, 2017), mainly represented by:

b.3.1 In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA. The decisions of 1st instance were favorable to the companies, which are waiting for judgment of the Regional Labor Court of the 5th Region. In addition to collective actions, individual claims containing the same object have been filed.

c.	Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants operation in Brazil between Chevron and subsidiary IPP (see Note 3.c), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 3,609 (R$ 3,452 in 2017) are reflected in the consolidation of these financial statements, as well as the contingent liabilities identified in the date of acquisition, whose provision amount of R$ 198,900 was recognized as a business combination on December 1, 2017, with the balance of R$ 191,110 as of December 31, 2018. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

22.	Trade payables – customers’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Notwithstanding that, the MPF denounced the subsidiary Tequimar in the criminal sphere, which was summoned and replied to the complaint on June 19, 2018.

In June 2017, the licensing required for the return to operation of 67.5 thousands cubic meters from the total of 150 thousands cubic meters affected by the fire was obtained. The remaining tanks continue to be paralyzed and in the process of recovery for subsequent licensing and start of operation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The remaining balance of customers and third parties’ indemnification is shown below:

Balance on January 1, 2017	99,863
Additions	13,096
Write-offs	(2,434)
Payments	(38,309)

Balance on December 31, 2017	72,216
Additions	21,757
Write-offs	(25,986)
Payments	(64,486)

Balance on December 31, 2018	3,501

23.	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	12/31/2018	12/31/2017
‘am/pm’ and Jet Oil franchising upfront fee (a)	18,668	19,537
Loyalty program “Km de Vantagens” (b)	18,465	9,134
Loyalty program “Clube Extrafarma” (b)	1,289	2,638

	38,422	31,309

Current	26,572	18,413
Non-current	11,850	12,896

a.	Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended 2018 with 2,493 stores (2,414 in 2017). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended 2018 with 1,772 stores (1,735 stores as of December 31, 2017).

b.	Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction from sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of December 31, 2018, the subscription warrants – indemnification were represented by 2,412,119 shares and amounted to R$ 123,095 (as of December 31, 2017, they were represented by 2,415,848 that totaled R$ 171,459). Due to the final adverse decision of some of these lawsuits, on December 31, 2018, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 2,988,158 (3,035,499 shares as of December 31, 2017).

25.	Equity

a.	Share Capital

On December 31, 2018, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2018, on B3 was R$ 53.20.

As of December 31, 2018, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2018, there were 27,862,987 common shares outstanding abroad in the form of ADRs (28,935,260 shares as of December 31, 2017).

b.	Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of December 31, 2018, 13,390,149 common shares (13,041,356 shares as of December 31, 2017) were held in the Company’s treasury, acquired at an average cost of R$ 36.25 per share (R$ 36.98 as of December 31, 2017).

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Revaluation Reserve

The revaluation reserve, constituted prior to the adoption of the international accounting standards (CPC/IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f.	Profit Reserves

f.1	Legal Reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends.

f.2	Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law. The reserve was fully incorporated into the social capital by resolution of the OEGM of April 19, 2017.

f.3	Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,412,427 as of December 31, 2018 (R$ 3,000,707 as of December 31, 2017—restated).

g.	Valuation Adjustments and Cumulative Translation Adjustments

g.1	Valuation Adjustments

(i)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)

The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iv)

The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments of the Parent are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post- employment benefits	Non-controlling shareholders interest change	Total
Balance on January 1, 2017	(26,883)	—	2,896	—	(23,987)
Changes in fair value of hedge instruments	(2,550)	—	—	—	(2,550)
IRPJ and CSLL on fair value	2,069	—	—	—	2,069
Difference between the fair value of the consideration received or paid and the variation in the non-controlling shareholders interest	—	—	—	197,369	197,369
Actuarial losses of post-employment benefits	—	—	(27,658)	—	(27,658)
IRPJ and CSLL on actuarial losses	—	—	9,581	—	9,581

Balance on December 31, 2017	(27,364)	—	(15,181)	197,369	154,824
Changes in fair value of financial instruments	(326,030)	(273)	—	—	(326,303)
IRPJ and CSLL on fair value	110,058	—	—	—	110,058
Actuarial losses of post-employment benefits	—	—	(2,810)	—	(2,810)
IRPJ and CSLL on actuarial losses	—	—	242	—	242

Balance on December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)

g.2	Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 33.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

Cumulative translation adjustment
Balance on January 1, 2017	7,519
Translation of foreign subsidiaries, net of IRPJ and CSLL	45,542

Balance on December 31, 2017	53,061
Translation of foreign subsidiaries, net of IRPJ and CSLL	12,796
Balance on December 31, 2018	65,857

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends as of December 31, 2017 in the amount of R$ 489,027 (R$ 0.90 – ninety cents of Brazilian Real per share), were approved by the Board of Directors on February 21, 2018, and paid beginning March 12, 2018. On August 1, 2018, the Board of Directors approved the anticipation of dividends of 2018, in the amount of R$ 304,241 (R$ 0.56 – fifty six cents of Brazilian Real per share), paid as from August 20, 2018. The proposed dividends payable as of December 31, 2018 in the amount of R$ 380,324 (R$ 0.70 – seventy cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2019, and will be paid beginning March 13, 2019.

12/31/2018
Net income for the year attributable to shareholders of Ultrapar	1,150,421

Minimum mandatory dividends	575,210
Interim dividends paid (R$ 0.56 per share)	(304,241)

Mandatory dividends payable – Current liabilities	270,969
Additional dividends to the minimum mandatory dividends – equity	109,355

Dividends payable (R$ 0.70 per share)	380,324
Legal reserve (5% of the net income)	57,521
Statutory investments reserve	408,335

26.	Revenue from Sale and Services (Consolidated)

	12/31/2018	12/31/2017
		Restated (i)
Gross revenue from sale	94,693,178	82,121,646
Gross revenue from services	750,791	728,590
Sales taxes	(3,027,597)	(2,237,203)
Discounts and sales returns	(1,342,799)	(927,557)
Amortization of contractual assets with customers (see Note 11)	(371,825)	(463,049)
Deferred revenue (see Note 23)	(3,765)	7,587

Net revenue from sales and services	90,697,983	79,230,014

(i)	See Note 2.y.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	12/31/2018	12/31/2017
		Restated (i)
Raw materials and materials for use and consumption	83,116,950	71,217,345
Personnel expenses	2,513,586	2,231,556
Freight and storage	1,178,990	1,117,467
Depreciation and amortization	812,489	704,544
Advertising and marketing	173,988	192,441
Services provided by third parties	328,361	351,227
Lease of real estate and equipment	253,695	196,970
Other expenses	456,015	482,840

Total	88,834,074	76,494,390

Classified as:
Cost of products and services sold	84,537,368	72,431,473
Selling and marketing	2,670,867	2,486,389
General and administrative	1,625,839	1,576,528

Total	88,834,074	76,494,390

(i)	See Note 2.y.

28.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2018, the loss was R$ 22,088 (loss of R$ 2,242 in 2017), represented primarily from disposal of property, plant, and equipment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Other Operating Income, Net (Consolidated)

	12/31/2018	12/31/2017
Commercial partnerships(1)	53,671	52,731
Merchandising(2)	52,092	53,870
Loyalty program(3)	25,682	26,419
Ultracargo – fire accident in Santos(4)	(4,951)	(39,080)
Extraordinary credits of PIS and COFINS – exclusion of ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	172,087	49,152
Extraordinary credits of PIS and COFINS – exclusion of ICMS from PIS and COFINS tax bases—import (see Note 7.a.2)	35,951	—
TCC – Cia. Ultragaz e Bahiana(5)	—	(85,819)
Fine for unrealized acquisition(6)	(286,160)	—
Others	9,161	2,087

Other operating income, net	57,533	59,360

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Notes 21.b.2.4 and 22.
(5)	For more information about the TCC of the subsidiaries Cia. Ultragaz and Bahiana, see Notes 21.b.2.2 and 30.
(6)	For more information about the fine see Note 3.e.

30.	Financial Income (Expense)

	Parent		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Financial income:
Interest on financial investments	101,653	95,218	328,625	475,460
Interest from customers	—	—	135,514	105,773
Changes in subscription warranty—indemnification (see Note 24)	44,484	—	44,484	—
Selic interest over PIS and COFINS credits (see Notes 7.a.2 and 21.a.1.2)	—	—	168,564	—
Other financial income	—	—	4,048	3,868

	146,137	95,218	681,235	585,101

Financial expenses:
Interest on loans	—	—	(440,641)	(672,102)
Interest on debentures	(105,424)	(85,309)	(441,394)	(385,009)
Interest on finance leases	—	—	(2,670)	(4,991)
Bank charges, financial transactions tax, and other charges	(14,476)	(2,620)	(92,558)	(91,614)
Exchange variation, net of gains and losses with derivative instruments	—	—	172,701	72,869
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	—	—	—	43,411
Changes in subscription warranty—indemnification (see Note 24)	—	(20,360)	—	(20,360)
TCC monetary restatement – Bahiana (see Notes 21.b.2.2 and 29)	—	—	—	(13,509)
Interest of provisions, net, and other financial expenses	—	588	9,791	11,908

	(119,900)	(107,701)	(794,771)	(1,059,397)

Financial income (expense)	26,237	(12,483)	(113,536)	(474,296)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 24, respectively.

Basic Earnings per Share	12/31/2018	12/31/2017
		Restated (i)
Net income for the year of the Company	1,150,421	1,526,505
Weighted average shares outstanding (in thousands)	542,064	541,813
Basic earnings per share –R$	2.1223	2.8169
Diluted Earnings per Share
Net income for the year of the Company	1,150,421	1,526,505
Weighted average shares outstanding (in thousands), including dilution effects	545,667	545,740
Diluted earnings per share –R$	2.1083	2.7968
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	542,064	541,813
Dilution effect
Subscription warrants—indemnification	2,302	2,395
Deferred Stock Plan	1,301	1,532

Weighted average shares outstanding for diluted per share calculation	545,667	545,740

(i)	See Note 2.y.

32.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.	Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	12/31/2018	12/31/2017
		Restated (i)
Net revenue from sales and services:
Ultragaz	7,043,246	6,071,002
Ipiranga	76,477,640	66,950,501
Oxiteno	4,748,428	3,959,416
Ultracargo	493,649	438,360
Extrafarma	2,027,988	1,868,919

	90,790,951	79,288,198
Others(1)	46,937	50,752
Intersegment sales	(139,905)	(108,936)

Total	90,697,983	79,230,014

Intersegment sales:
Ultragaz	2,879	2,178
Ipiranga	2,919	1,003
Oxiteno	6,325	919
Ultracargo	82,573	54,174
Extrafarma	—	—

	94,696	58,274
Others(1)	45,209	50,662

Total	139,905	108,936

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	7,040,367	6,068,824
Ipiranga	76,474,721	66,949,498
Oxiteno	4,742,103	3,958,497
Ultracargo	411,076	384,186
Extrafarma	2,027,988	1,868,919

	90,696,255	79,229,924
Others(1)	1,728	90

Total	90,697,983	79,230,014

Operating income (expense):
Ultragaz	35,567	255,935
Ipiranga	1,396,574	2,357,125
Oxiteno	457,128	141,350
Ultracargo	124,720	75,042
Extrafarma	(118,329)	(37,721)

	1,895,660	2,791,731
Others(1)	3,694	1,011

Total	1,899,354	2,792,742

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2018	12/31/2017
		Restated (i)
Share of profit (loss) of joint-ventures and associates:
Ultragaz	12	1,245
Ipiranga	(18,169)	(19,777)
Oxiteno	880	1,417
Ultracargo	1,350	1,578

	(15,927)	(15,537)
Others(1)	1,148	36,210

Total	(14,779)	20,673

Income before financial result, income and social contribution taxes	1,884,575	2,813,415

Financial result, net	(113,536)	(474,296)

Income before income and social contribution taxes	1,771,039	2,339,119

Additions to property, plant, and equipment and intangible assets (excluding intersegment account balances):
Ultragaz	245,069	244,187
Ipiranga	417,519	536,936
Oxiteno	473,026	466,967
Ultracargo	167,034	105,028
Extrafarma	118,577	171,183

	1,421,225	1,524,301
Others(1)	18,382	22,626

Total additions to property, plant, and equipment and intangible assets (see Notes 13 and 14)	1,439,607	1,546,927
Asset retirement obligation – fuel tanks (see Note 20)	(264)	(537)
Capitalized borrowing costs	(23,438)	(22,243)

Total investments in property, plant, and equipment and intangible assets (cash flow)	1,415,905	1,524,147

Payments of contractual assets with customers – exclusive rights (see Note 11):

Ipiranga	390,177	529,732

Depreciation and amortization charges:
Ultragaz	222,527	182,833
Ipiranga	283,426	245,424
Oxiteno	167,357	153,110
Ultracargo	52,414	47,669
Extrafarma	71,552	60,856

	797,276	689,892
Others(1)	15,213	14,652

Total	812,489	704,544

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	371,825	463,049

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2018	12/31/2017
		Restated (i)
Total assets (excluding intersegment account balances):
Ultragaz	2,719,425	2,408,600
Ipiranga	15,381,887	15,388,646
Oxiteno	7,452,331	6,557,456
Ultracargo	1,478,697	1,394,083
Extrafarma	2,107,901	1,948,808

	29,140,241	27,697,593
Others(1)	1,359,154	586,753

Total	30,499,395	28,284,346

(1)

Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

(i)	See Note 2.y.

b.	Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	12/31/2018	12/31/2017
United States of America (*)	857,049	511,912
Mexico	124,037	109,034
Uruguay	72,345	65,876
Venezuela (**)	2,427	22,480

	1,055,858	709,302

(*)	The increase refers to the construction of a new plant in Pasadena, Texas.
(**)	The reduction refers to the effects of the adoption of the Bolivar Soberano (See Note 2.s.1.ii).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	12/31/2018	12/31/2017
		Restated (i)
Net revenue:
Brazil	89,183,342	77,986,363
Mexico	207,615	190,205
Uruguay	48,096	33,873
Venezuela	68,877	54,788
Other Latin American countries	425,973	427,875
United States of America and Canada	465,840	292,709
Far East	96,394	72,469
Europe	138,347	119,097
Others	63,499	52,635

Total	90,697,983	79,230,014

(i)	See Note 2.y.

Sales to the foreign market are made substantially by the Oxiteno segment.

33.	Risks and Financial Instruments (Consolidated)

a.	Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•

Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1	Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	12/31/2018	12/31/2017
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	254.2	236.4
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	235.1	214.9
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,384.9	930.0

	1,874.2	1,381.3

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,515.6)	(4,416.2)
Payables arising from imports, net of advances to foreign suppliers	(567.7)	(173,1)

	(6,083.3)	(4,589.3)

Foreign currency hedging instruments	2,483.0	1,777.6

Net liability position – Total	(1,726.1)	(1,430.4)
Net asset (liability) position – Income statement effect	282.7	(26.1)
Net liability position –Equity effect	(2,008.8)	(1,404.3)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2	Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,726.1 million in foreign currency as of December 31, 2018:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	28.3	70.7	141.1
(2) Equity effect		(200.9)	(502.2)	(1,004.4)

(1) + (2)	Net effect	(172.6)	(431.5)	(863.0)

(3) Income statement effect	Real appreciation	(28.3)	(70.7)	(141.4)
(4) Equity effect		200.9	502.2	1,004.4

(3) + (4)	Net effect	172.6	431.5	863.0

The table below shows, in three scenarios, the effects of exchange rate variation on the net liability position of R$ 1,430.4 million in foreign currency as of December 31, 2017:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	(2.6)	(6.5)	(13.0)
(2) Equity effect		(140.4)	(351.1)	(702.2)

(1) + (2)	Net effect	(143.0)	(357.6)	(715.2)

(3) Income statement effect	Real appreciation	2.6	6.5	13.0
(4) Equity effect		140.4	351.1	702.2

(3) + (4)	Net effect	143.0	357.6	715.2

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 15.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

c.1	Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

In millions of Brazilian Reais	Note	12/31/2018	12/31/2017
CDI
Cash equivalents	4.a	3,722.3	4,821.6
Financial investments	4.b	2,537.3	1,153.0
Asset position of foreign exchange hedging instruments—CDI	33.g	33.9	29.9
Loans and debentures	15.a	(8,440.9)	(7,987.3)
Liability position of foreign exchange hedging instruments—CDI	33.g	(2,205.5)	(1,877.4)
Liability position of fixed interest instruments + IPCA—CDI	33.g	(823.5)	(586.6)

Net liability position in CDI		(5,176.4)	(4,446.8)

TJLP
Loans –TJLP	15.a	(201.2)	(301.9)

Net liability position in TJLP		(201.2)	(301.9)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	33.g	811.6	984.3
Loans—LIBOR	15.a	(1,437.1)	(1,418.5)

Net liability position in LIBOR		(625.5)	(434.2)

TIIE
Loans—TIIE	15.a	(4.0)	(3.4)

Net liability position in TIIE		(4.0)	(3.4)

SELIC
Loans – SELIC	15.a	(51.5)	(100.3)

Net liability position in SELIC		(51.5)	(100.3)

Total net liability position exposed to floating interest		(6,058.6)	(5,286.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.2	Sensitivity Analysis of Floating Interest Rate Risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIIE and SELIC) as a base scenario up to December 31, 2017 and 2018. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below shows the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

In millions of Brazilian Reais		12/31/2018
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	32.7	81.7	163.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.1	0.2	0.5
Interest effect on debt in CDI	Increase in CDI	(55.0)	(137.4)	(274.9)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(33.7)	(73.4)	(139.6)

Incremental expenses		(55.9)	(128.9)	(250.7)

Interest effect on debt in TJLP	Increase in TJLP	(1.7)	(4.2)	(8.3)

Incremental expenses		(1.7)	(4.2)	(8.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	2.8	6.9	13.9
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(9.1)	(18.1)

Incremental expenses		(0.8)	(2.2)	(4.2)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in SELIC	Increase in SELIC	(0.4)	(1.0)	(2.0)

Incremental expenses		(0.4)	(1.0)	(2.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

In millions of Brazilian Reais		12/31/2018
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	47.3	118.1	236.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.2	0.5	1.0
Interest effect on debt in CDI	Increase in CDI	(67.2)	(168.0)	(336.0)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(38.6)	(94.2)	(186.7)

Incremental expenses		(58.3)	(143.6)	(285.4)

Interest effect on debt in TJLP	Increase in TJLP	(2.3)	(5.6)	(11.3)

Incremental expenses		(2.3)	(5.6)	(11.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.4	3.4	6.8
Interest effect on debt in LIBOR	Increase in LIBOR	(1.7)	(4.4)	(8.7)

Incremental expenses		(0.3)	(1.0)	(1.9)

Interest effect on debt in TIIE	Increase in TIIE	(0.0)	(0.1)	(0.2)

Incremental expenses		(0.0)	(0.1)	(0.2)

Interest effect on debt in SELIC	Increase in SELIC	(1.0)	(2.5)	(4.9)

Incremental expenses		(1.0)	(2.5)	(4.9)

d.	Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1	Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2	Government credit risk

The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The credit risk of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	12/31/2018	12/31/2017
AAA	5,933,671	29,003
AA	707,358	6,076,520
A	262,553	192,638
BBB	90,824	71,767

Total	6,994,406	6,369,928

d.3	Customer credit risk

The credit policy establishes the analysis of the profile of each new customer individually regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The estimates of credit losses are calculated based on the probability of default rates. Loss rates are calculated on the basis of the average probability of an receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The subsidiaries of the Company maintained the following allowance for estimated losses on doubtful accounts balances on trade receivables:

	12/31/2018	12/31/2017
		Restated (i)
Ipiranga	442,486	350,594
Ultragaz	61,975	83,627
Oxiteno	12,371	10,755
Extrafarma	5,858	5,623
Ultracargo	2,089	2,179

Total	524,779	452,778

(i)	See Note 2.y.

For further information about the allowance for estimated losses on doubtful accounts, see Notes 5.a and 5.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,869 million, including estimated interests on loans (for quantitative information, see Note 15.a). Furthermore, the investment plan for 2019 totals R$ 1,762 million. As of December 31, 2018, the Company and its subsidiaries had R$ 6,792.1 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities in 2018 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

				In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	19,323.8	2,869.0	4,089.7	7,820.3	4,544.8
Currency and interest rate hedging instruments (3)	388.3	55.2	172.9	147.7	12.5
Trade payables	2,731.7	2,731.7	—	—

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 6.39% in 2018, 7.38% from 2019 to 2021, 8.52% from 2022 to 2023, 9.49% from 2024 to 2033, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.87 in 2018, R$ 3.92 in 2019, R$ 4.06 in 2020, R$ 4.27 in 2021, R$ 4.53 in 2022, R$ 4.81 in 2023, R$ 5.12 in 2024, R$ 5.44 in 2025, R$ 5.77 in 2026 and R$ 6.13 in 2027 (iii) TJLP of 7.03%, (iv) IGP-M of 8.12% in 2018, 4.14% in 2019, 3.90% from 2020 to 2033 and (v) IPCA of 4.01% (source: B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on December 28, 2018 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on December 31, 2018. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 15). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g.	Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “a. Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

		Notional amount (1)		Fair value		Amounts receivable	Amounts payable
Hedging instruments	Maturity	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018
				R$ million	R$ million	R$ million	R$ million
Designated as hedge accounting
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jul 2021 to Nov 2023	US$ 150.0	US$ 240.0	577.5	788.6	577.5	—
Receivables in U.S. dollars (Fixed)		US$ 245.0	US$ 203.6	973.7	665.6	973.7	—
Payables in CDI interest rate		US$ (395.0)	US$ (443.6)	(1,515.8)	(1,568.6)	—	1,515.8

Total result		—	—	35.4	(114.4)	1,551.2	1,515.8

b – Interest rate swaps in Brazilian Reais	Apr 2024 to Dec 2025
Receivables in fixed interest rates + IPCA		R$ 806.1	R$ 566.1	859.1	583.3	859.1	—
Payables in CDI interest rates		R$ (806.1)	R$ (566.1)	(823.5)	(586.6)	—	823.5

Total result		—	—	35.6	(3.3)	859.1	823.5

c – Options
Zero Cost Collar (Reais x U.S. dollars)	Jan 2019 to Dec 2019	US$ 149.4	—	0.3	—	0.3	—

Total result		US$ 149.4	—	0.3	—	0.3	—

Not designated as hedge accounting d –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jan 2019 to Oct 2026	US$ 60.0	US$ 60.0	234.1	195.7	234.1	—
Receivables in U.S. dollars (Fixed)		US$ 856.8	US$ 753.0	731.6	157.5	731.6	—
Payables in CDI interest rate		US$ (916.8)	US$ (813.0)	(689.7)	(308.8)	—	689.7

Total result		—	—	276.0	44.4	965.7	689.7

e – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Jan 2019 to Apr 2019	US$ 8.9	US$ 9.1	33.9	29.9	33.9	—
Payables in U.S. dollars (Fixed)		US$ (8.9)	US$ (9.1)	(33.9)	(29.8)	—	33.9

Total result		—	—	—	0.1	33.9	33.9

Total gross result				347.3	(73.2)	3,410.2	3,062.9
Income tax				(27.9)	(4.7)	(27.9)	—

Total net result				319.4	(77.9)	3,382.3	3,062.9

Positive result (see Note 4)				363.3	85.8	2,296.3	1,932.9
Negative result (see Note 15)				(43.9)	(163.7)	1,086.0	1,130.0

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2018 are described below, according to their category, risk, and hedging strategy:

a and d—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) to offset firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of December 31, 2018, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,311.8 million in notional amount with a liability position, on average of 75.5% of CDI, of which US$ 368.8 million, had an asset position at US$ + 2.43% p.a., US$ 210.0 million had an asset position at US$ + LIBOR + 1.29% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 395.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 15.c and “h. Hedge Accounting” below).

b—Hedging against fixed interest rate + IPCA in Brazilian Reais – The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. As of December 31, 2018 this swap contract totaled R$ 806.1 million of notional amount, corresponding to the principal amount of the debt and had an asset position at 4.57% p.a. + IPCA and a liability position at 95.8% of CDI.

c—Hedging against foreign exchange exposure of revenues in foreign currency—The purpose of this contract is to protect the highly probable future sales of the subsidiaries Oxiteno Nordeste, Oxiteno S.A, Oleoquímica and EMCA, denominated in U.S. dollars, regarding the impacts resulting exclusively from variations at the R$/US$ exchange rate, using derivative instruments (options) through a zero cost collar structure, which consists of the purchase of a “put” option and the sale of a “call” option, contracted with the same counterparty and with no premium paid. As of December 31, 2018, the principal amount of zero cost collars was US$ 149.4 million contracted in the range of R$/US$ 3.6 and R$/US$ 4.6.

e—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2018, these swap contracts totaled US$ 8.9 million and, on average, had an asset position at 32.9% of CDI and a liability position at US$ + 0.0% p.a.

h.	Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the CDI %	12/31/2018	12/31/2017
Notional amount – US$	395.0	320.0
Result of hedging instruments – gain/(loss) – R$	149.2	(143.4)
Fair value adjustment of debt – R$	(28.5)	16.5
Financial expense in the statements of profit or loss – R$	(215.9)	(4.1)
Average effective cost – CDI %	104.4	102.7

For more information, see Note 15.c.1.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the CDI %	12/31/2018	12/31/2017
Notional amount – R$	806.1	566.1
Result of hedging instruments – gain/(loss) – R$	25.8	(3.3)
Fair value adjustment of debt – R$	(13.3)	19.1
Financial expense in the statements of profit or loss – R$	(50.2)	(18.5)
Average effective cost – CDI %	95.8	95.2

h.2	Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2018, the Company had no open exchange rate hedging instruments of firm commitments designated as cash flow hedges (US$ 115.0 million on December 31,2017). For the exchange rate hedging instruments settled in 2018, a gain of R$ 10.7 million was recognized in the income statement (loss of R$ 45.4 million on December 31, 2017), transferring the unrealized gain of “Other comprehensive income” to the income statement on December 31, 2018 (gain of R$ 5.3 million on December 31, 2017), net of deferred IRPJ and CSLL.

On December 31, 2018, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 570.0 million (US$ 570.0 million on December 31, 2017). On December 31, 2018, the unrealized loss of “Other comprehensive income” is R$ 243.7 million (loss of R$ 30.5 million on December 31, 2017), net of deferred IRPJ and CSLL.

On December 31, 2018, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 149.4 million. On December 31, 2018, the unrealized gain of “Other comprehensive income” is R$ 0.2 million, net of deferred IRPJ and CSLL.

h.3	Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2018, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 96.0 million (US$ 113.0 million on December 31, 2017). On December 31, 2018, the unrealized loss of “Other comprehensive income” is R$ 45.9 million (loss of R$ 6.2 million on December 31, 2017), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	R$ million
	12/31/2018
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	181.5	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(3.8)	0.2
c – Interest rate swaps in R$ (iii)	12.5	—
d – Non-derivative financial instruments (iv)	(134.0)	(289.6)

Total	56.2	(289.4)

	R$ million
	12/31/2017
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(72.1)	5.3
b – Exchange rate swaps payable in U.S. dollars (ii)	3.2	—
c – Interest rate swaps in R$ (iii)	15.9	—
d – Non-derivative financial instruments (iv)	(104.2)	(36.7)

Total	(157.2)	(31.4)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);
(ii)	Considers the designation effect of foreign exchange hedging;
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			12/31/2018		12/31/2017
					Restated (i)
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4.a	205,482	205,482	147,926	147,926
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,722,308	3,722,308	4,821,605	4,821,605
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	11,161	11,161	32,473	32,473
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,462,018	2,462,018	1,076,849	1,076,849
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,208	2,208	2,720	2,720
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,089	73,089	73,471	73,471
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	154,811	154,811	129,131	129,131
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	363,329	363,329	85,753	85,753

Total			6,994,406	6,994,406	6,369,928	6,369,928

Financial liabilities:
Financing	Measured at fair value through profit or loss	15.a	1,567,374	1,567,374	1,047,809	1,047,809
Financing	Measured at amortized cost	15.a	6,889,310	6,840,079	6,740,872	6,761,907
Debentures	Measured at amortized cost	15.a	5,826,242	5,770,979	5,035,247	5,037,072
Debentures	Measured at fair value through profit or loss	15.a	833,213	833,213	554,402	554,402
Finance leases	Measured at amortized cost	15.a	46,066	46,066	48,515	48,515
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15.a	43,944	43,944	163,749	163,749
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	123,095	123,095	171,459	171,459

Total			15,329,244	15,224,750	13,762,053	13,784,913

(i)	See Note 2.y.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•

The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 24).

•	The fair value calculation of notes in the foreign market (see Note 15.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2018 and 2017. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 15.a), (iii) guarantees to customers that have vendor arrangements (see Note 15.k), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, and trade receivables are classified as measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.1	Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value:

	Category	Note	12/31/2018	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	205,482	205,482	—	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,722,308	—	3,722,308	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	11,161	11,161	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,462,018	2,462,018	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,208	—	2,208	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,089	—	73,089	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	154,811	1,666	153,145	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	363,329	—	363,329	—

Total			6,994,406	2,680,327	4,314,079	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15.a	1,567,374	—	1,567,374	—
Financing	Measured at amortized cost	15.a	6,840,079	2,841,436	3,998,643	—
Debentures	Measured at amortized cost	15.a	5,770,979	—	5,770,979	—
Debentures	Measured at fair value through profit or loss	15.a	833,213	—	833,213	—
Finance leases	Measured at amortized cost	15.a	46,066	—	46,066	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15 .a	43,944	—	43,944	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	123,095	—	123,095	—

Total			15,224,750	2,841,436	12,383,314	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2017	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	147,926	147,926	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4.a	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,720	—	2,720	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,471	—	73,471	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	129,131	40,556	88,575	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	85,753	—	85,753	—

Total			6,369,928	1,297,804	5,072,124	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15.a	1,047,809	—	1,047,809	—
Financing	Measured at amortized cost	15.a	6,761,907	2,523,643	4,238,264	—
Debentures	Measured at amortized cost	15.a	5,037,072	—	5,037,072	—
Debentures	Measured at fair value through profit or loss	15.a	554,402	—	554,402	—
Finance leases	Measured at amortized cost	15.a	48,515	—	48,515	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15.a	163,749	—	163,749	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	24	171,459	—	171,459	—

Total			13,784,913	2,523,643	11,261,270	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of December 2018 and 2017, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3 as of December 28, 2018. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.86 (R$ 5.83 as of December 31, 2017) in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2018 and 2017, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 31, 2018 and 2017 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	372,022	1,039,669	1,707,316
(2) Debts/firm commitments in dollars	appreciation	(372,019)	(1,039,661)	(1,707,303)

(1)+(2)	Net effect	3	8	13

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(65)	8,545	17,154
(4) Gross margin of Oxiteno	devaluation	65	(8,545)	(17,154)

(3)+(4)	Net effect	—	—	—
Options
(5) Options Real / U.S. Dollar swaps	Dollar	—	97,938	244,572
(6) Gross margin of Oxiteno	Devaluation	7,641	(138,993)	(285,627)

(5)+(6)	Net effect	7,641	(41,055)	(41,055)

12/31/2017	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	198,138	690,432	1,182,726
(2) Debts/firm commitments in dollars	appreciation	(198,130)	(690,415)	(1,182,700)

(1)+(2)	Net effect	8	17	26

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(97)	7,486	15,069
(4) Gross margin of Oxiteno	devaluation	97	(7,486)	(15,069)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of December 31, 2018 and 2017, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 28, 2018 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result are shown in the table below:

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	(311,993)	(254,409)	(188,047)
(2) Fixed rate debt	Pre-fixed rate	311,993	254,409	188,047

(1) + (2)	Net effect	—	—	—

12/31/2017	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	13,691	95,292	192,204
(2) Fixed rate debt	Pre-fixed rate	(13,691)	(95,292)	(192,204)

(1) + (2)	Net effect	—	—	—

34.	Commitments (Consolidated)

a.	Contracts

a.1

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2018, these rates were R$ 6.99 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

a.2

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2018. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

a.3

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,142	(equivalent to R$ 4,425 as of 12/31/2018) (*)
Ipiranga	R$ 1,032
Ultracargo	R$ 949
Ultragaz	R$ 266
Extrafarma	R$ 160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 1,550 million as of December 31, 2018), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors, fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 310 million as of December 31, 2018), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

c.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2018	30,941	55,545	—	86,486

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2018	payable	220,988	686,108	547,412	1,454,508
	receivable	(84,332)	(240,756)	(253,997)	(579,085)

The expense recognized in 2018 for operating leases was R$ 189,008 (R$ 160,465 in 2017), net of sublease income.

Message from the Management

Ultrapar took important steps to enhance both its management model and its corporate governance during 2018.

As part of a planned succession process and consistent with the Company’s good corporate governance, Paulo Guilherme Aguiar Cunha, after three decades of unparalleled contributions, was nominated Chairman Emeritus of the Board of Directors, an honorary and lifetime position. To succeed him, Pedro Wongtschowski, Vice Chairman of the Board of Directors and Chief Executive Officer of Ultrapar between 2007 and 2012, was elected Chairman.

Other important succession movements took place at the senior management level, in the leadership of Extrafarma, Ultragaz and Ipiranga, equally aligned to a planned succession process that blended internal promotions with the attraction of external talents.

Over the course of the year, we dedicated both time and resources to improving Ultrapar’s strategic planning process with a view to achieving better integration and dynamics of the analyses of our businesses with an extension of our planning horizon, harmonization of assumptions and parameters among companies, monitoring results closer and more frequently, consolidation of annual budgets and investment plans and a structured assessment for the Company’s portfolio of investments.

On another front, we formalized or improved some important corporate policies such as Risk Management (general nature), Management of Financial Risks, Disclosure of Material Facts, Securities’ Trading and Competition/Anti-Trust policies. All of these initiatives are consistent with our organization’s resolute commitment to the continual improvement in governance practices and the ethical and transparent conduct of our people.

From the macro-economic point of view, the year began with a positive outlook for recovery in Brazil following the deepest recession in the country’s history. However, rising oil prices combined with a sharp currency devaluation engendered a significant increase in fuel prices and, consequently, road transportation freight costs, culminating in a truckers’ strike which paralyzed the entire country, impacting substantially all sectors of the economy. The outcome to this event together with uncertainties surrounding the eventual results of the general elections, led the Brazilian economy to post only moderate growth in 2018.

Since our businesses bear a close correlation with the domestic economic performance, we took firm action in the management of costs, expenses and capital employed, seeking to increase the efficiency of our operations, optimize investments and reduce the working capital of our companies. In such an environment of limited economic expansion and consequent intensified competition, there was an inevitable impact on some of our results. In 2018, Ultrapar reported an Adjusted EBITDA of R$ 3,069 million and net earnings of R$ 1,132 million, which were solid results, although below our expectations and lower than those reported for 2017.

On the other hand, initiatives taken to control costs and for greater selectivity in capital investments produced an excellent operational cash generation of R$ 1.4 billion in 2018, higher than in 2017.

At Ipiranga, we strengthened the management model to ensure greater agility in reacting to the opportunities and challenges of the market. We strengthened the relationship with our resellers and modified the organizational structure with a view to facilitating the capture of value in the ancillary businesses such as the am/pm convenience store franchise and the customer relationship channels, notably KMV – Km de Vantagens, the country’s leading loyalty program. Following a difficult first half, also due to the truckers’ strike, Ipiranga began a gradual and consistent process of recovery in the second half of the year, underscoring our conviction of an improvement in results from 2019 onwards. In 2018, we added 67 bakeries and 54 beer caves to our network as well as 78 new am/pm stores and 37 Jet Oil units, consolidating both as the 2nd and 6th largest franchise networks in the country, respectively, according to the Brazilian Franchise Association. Among other initiatives, the Abastece aí (Fill Up) app is already being used by more than 1.4 million as a means of payment and for exchanging KMV points.

Oxiteno began operations at its new ethoxylation plant in Texas, USA, with a state of the art operation both in technology and automation and located in the world’s largest surfactants’ market, this important project being concluded at an investment of approximately US$ 200 million. In addition, the Company continues committed to its research and development activities for continually expanding its specialty chemicals portfolio with greater potential for adding value and launched 22 new products in 2018.

Throughout the year, Ultragaz continued to develop pioneering innovation and operational excellence in its field, which combined with discipline in the management of costs and expenses has contributed to consolidate the Company as a worldwide benchmark in LPG distribution. Employing digital solutions for its clients, automating the activities of its commercial team and employing digital technology with its resellers, Ultragaz aims to continue growing organically in Brazil, mainly in the North and the Northeast, at the same time assessing opportunities for expansion in the international market. In 2018, Ultragaz developed and launched seven new LPG applications for industry, agribusiness and commerce and services, adding more than 900 new clients during the year.

Ultracargo reported an excellent performance in 2018, despite a scenario of reduced fuel imports which affected the entire bulk liquid storage sector. The Company’s agility and flexibility were instrumental in maximizing opportunities in the ethanol and chemicals markets, offsetting the impact of the decline in the demand for fuel storage and handling. In 2019, the Company will continue investing in the expansion of its capacity mainly focusing on the ports of Santos (SP) and Itaqui (MA).

As to Extrafarma, 2018 was a year of intensifying competition in the retail pharmacy market with pressure both on margins and expansion processes of the principal retail networks. In this environment, the Company reduced its pace of store additions, adopting greater selectivity in location and potential profitability, prioritizing the densification of its network and logistics optimization. Additionally, Extrafarma has implemented a new retailing system, which shall contribute to enhance productivity and inventory management at the distribution centers and stores as well as providing a better purchasing experience for our customers.

For 2019, we rely on an improving Brazilian macroeconomic outlook, with greater generation of employment and incomes, driving expansion in domestic market demand. This combination of factors will be beneficial to our businesses, all of which have the potential to leverage future GDP growth and which will also benefit from the maturing process of investments made over the past few years. Consequently, at Ultrapar, we expect growth in all our businesses in the next few years with improved returns and a rapid reduction in financial leverage. This will allow us to increase our investment potential and to pursue market opportunities.

We believe in our capabilities to create value through our work in the management of companies of good quality, characterized by good market positioning, tangible competitive advantages, a good cash generation and return on capital employed, and a competent leadership team. We have also determined that our businesses should be conducted strictly according to Ultra’s principles – safety first and foremost; governance, integrity and management transparency; financial discipline and soundness; client satisfaction as the basis for our success; differentiation as a competitive factor; operational excellence and qualified and high performance teams.

We are determined to ensure that the Company will continue its successful trajectory of contributing to the development of Brazil, with respect for our clients, consumers, shareholders, business partners, employees, suppliers, capital markets and the society as a whole. We would like to take the opportunity to thank each one of our stakeholders for their trust and contribution in supporting and enhancing Ultrapar and its businesses.

Pedro Wongtschowski	Frederico Curado
Chairman of the Board of Directors	Chief Executive Officer

Company Profile

Since 1999, Ultrapar’s shares have been listed on the New York Stock Exchange (NYSE) under a Level III ADR program and on the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3), and listed on the Novo Mercado segment since 2011.

With more than 80 years of history, Ultrapar occupies positions of leadership in the five business segments in which it operates.

Ipiranga

One of the largest fuel and lubricants networks in the country, Ipiranga offers an increasingly complete and digitized network of more than 7 thousand service stations as well as one of the largest convenience store franchises in Brazil, the am/pm franchise, with 2.5 thousand stores. It also has one of the major loyalty programs in Brazil, KMV, with more than 29 million participants at the end of 2018.

Oxiteno

A leader in Latin America in the production of surfactants and specialty chemicals, Oxiteno recently started operating a plant in the United States and is increasingly expanding its international footprint. In addition to this new industrial unit, it operates six plants in Brazil, three in Mexico, one in Uruguay and one in Venezuela. Oxiteno has commercial offices in Argentina, Belgium, China and Colombia.

Ultragaz

A pioneer and leader in the domestic market for distribution of Liquefied Petroleum Gas (LPG), Ultragaz is a reference in innovation and in creating new solutions for the use of the product. It has a modern research and development laboratory dedicated to special gases, a segment which it has a leadership position.

Ultracargo

The largest liquid bulk storage company in Brazil, with a presence in six ports at strategic locations in the Northeast, Southeast and South regions.

Extrafarma

In 2018, it reached the mark of 433 stores employing 7 thousand people. With its origins in the North and the Northeast, the business unit now is present in 13 Brazilian states.

Socio-environmental responsibility

Ultrapar is directly present in the daily lives of millions of Brazilians through its service stations, convenience stores and pharmacy networks as well as through the distribution of LPG and the production of specialty chemicals, which are the raw materials for an infinity of consumer goods. The success of this relationship is linked to the way the businesses are managed, always in an ethical and transparent manner, constantly supported by socio-environmental and cultural development initiatives.

Ipiranga

One of Ipiranga’s concerns is to monitor the impacts of its operations. For this purpose, it conducts risk analysis for 100% of its facilities. As a result, none of its operational facilities has non-acceptable social risk according to the standards of environmental agencies. In addition, through the SIGA+, Health, Safety, Environment, Quality and Social Responsibility Management System, it manages the indicators related to the mentioned themes and implements actions in order to guarantee the continuous improvement of its process and the reliability of its operations. To strengthen its culture of safety, Ipiranga has several initiatives consolidated in one program that seeks to promote adequate physical conditions, efficient procedures and safe behavior to enhance the safety of its operations. To guarantee physical conditions it conducts risk analyses, auditing in the control measures, trials in the fire-protection systems and inspections based on legislation, which are guidelines to investments in safety. On the Proceedings pillar, the Operations Manual gathers the operational and safety proceedings, which shall be followed and are audited annually.

Truckers are a target audience for two of Ipiranga’s programs. The first is an itinerant initiative known as Health on the Highway (Saúde na Estrada) which since its launch, has provided more than 430 thousand people in 180 municipalities in 23 states with preventive medical examinations, vaccinations, body composition assessments, among others. The second involves initiatives within the scope of the On the Right Track (Na Mão Certa), part of the Childhood Brasil program for eradicating the sexual exploitation of children and adolescents on the highways.

Ipiranga has also been a signatory to the National Pact to Eradicate Slave Labor (InPACTO) since 2014 and has an Action Plan to formalize the initiatives involving commitments assumed with the support of the Legal and Procurement areas together with the Sustainability Committee.

At the end of 2018, 16% of Ipiranga’s network consisted of eco-efficient service stations which adopt solutions for the rational use of water, energy and materials and to ensure correct waste disposal.

During the year, Ipiranga joined the Brazilian Green Logistics Program (Programa Logística Verde Brasil – PLVB), coordinated by the Freight Transportation Laboratory of the Federal University of Rio de Janeiro (UFRJ). The objective of PLVB is to capture, integrate, consolidate and apply knowhow for reducing Greenhouse Gas (GHG) emissions through enhanced efficiencies in freight transportation.

Since 2012, Ipiranga has prepared its Greenhouse Gas Emissions Inventory in accordance with ISO 14064 norms, the Brazilian GHG Protocol Program’s specifications and Intergovernmental Panel on Climate Change (IPCC) data. All indicators are verified by an independent company and published in the GHG Public Emissions Registry platform.

In addition, through the Zero Carbon (Carbono Zero) program, Ipiranga measures seeks to reduce and offset the GHG emissions arising from its direct and indirect operations, including those from its Ipiranga Racing team in the Stock Car championship. Since launching in 2012, the program has been responsible for offsetting 350 thousand tons of CO2.

Oxiteno

In 2018, Oxiteno was a party to the Contribution Letter to the Sustainable Development Goals (SDGs) of the United Nations Organization through the Brazilian Chemical Industry Association (ABIQUIM), of which the Company is a Board Member. In the letter, ABIQUIM members have formalized the engagement of the sector’s Consultative Community Councils (CCCs) linking the sector with the UN’s global agenda and with its disclosure and implementation. The CCCs act as a channel for communication and development of projects between companies and the people of localities where companies operate and are managed by volunteers from the communities themselves. Representatives from Oxiteno sit on the councils at all its industrial units in Brazil and in the case of the Tremembé (SP) plant, the CCC is entirely administered by the Company.

Oxiteno has progressed in the use of the Greenformance platform, which provides guidance on the prioritization of product development based on raw materials from renewable sources. Whenever possible, the Company replaces the use of synthetic raw material and petrochemical derivatives for those with a vegetable origin. In addition, preference is given to the preparation of more concentrated, biodegradable and related products in the reduction of energy, water consumption and packaging.

Oxiteno also makes a Life Cycle Assessment of its eco-efficient products. Regulated under ISOs 14040 and 14044, the methodology is used to quantify the environmental performance of a solution and to identify at what stage in its existence do the principal impacts on nature reach their peak. On the basis of this diagnosis, process alterations can be tested. During 2018, three life cycle studies were undertaken.

The Company sponsors the Integrate Art and Life social project in Mauá (SP) at the Cora Coralina Municipal School in partnership with the Municipal Education Department. This outreach program involves about 220 students every month, encouraging children and teenagers to stay in school and complete their education through the promotion of cultural and sporting workshops for dancing, football and judo in the counter-shift morning/afternoon periods when there is no formal academic study program offered.

Finally, Oxiteno has joined the Arts Trunk (Baú das Artes) project in Camaçari (BA), an initiative under the auspices of Evolve – Education Transformer (Evoluir – Educação Transformadora) where trunks filled with children’s books, educational games, toys, fancy dress and musical instrument kits are distributed.

Ultragaz

The social projects which Ultragaz supports and/or develops are divided into three fronts: a) education and culture for children, teenagers and adults for low-income classes, with nationwide or regional coverage; b) support for sociocultural development dedicated to the communities surrounding the Company’s units; c) and educative campaigns for health, wellbeing and environmental preservation with nationwide coverage.

In 2018, the Company allocated resources to projects focused on female empowerment. In this context it began a partnership with the Feminine Association for Social and University Studies (Afesu), the focus of which is supporting socially vulnerable women by offering training schemes for entry into the labor market. The Company has established links with the Woman Entrepreneur Network (Rede Mulher Empreendedora) for offering opportunities, fostering entrepreneurship and redeeming self-esteem among women who are victims of domestic violence.

Another highlight is the Company’s participation in partnership with Junior Achievement, one of the most important entrepreneurial, environmental and business organizations in the world with its focus on developing the entrepreneurial culture among children and adolescents. Instruction is given on subjects such as education and sustainability, personal finance and ethics. In all, 298 employees act as volunteers in projects distributed across Brazil.

In 2018, the Company was a partner in the United Nations Children’s Fund (Unicef) to promote the mission of this arm of the United Nations. During the year, Ultragaz provided its customers and employees with information on how to access exclusive material on toys and games for children, reaching 5 million families throughout Brazil.

Just as in the case of Ipiranga, Ultragaz is part of the Childhood Brasil NGO’s On the Right Track business pact. Ultragaz disseminates the NGO’s causes to its employees and its resellers network, reaching 10 million customers in the household segment.

Since 2012, Ultragaz has been offsetting its CO2 emissions through the projects it sponsors. Jointly with the Green Initiative NGO and as part of the Carbon Free Program, it promotes tree planting to neutralize the CO2 it produces.

During the year, Ultragaz continued its Cooking Oil Collection Campaign (Campanha Junte Óleo): Ultragaz Collects and Soya Recycles (Campanha Junte Óleo: Ultragaz Coleta e Soya Recicla) in partnership with Bunge and Instituto Triângulo. Part of the oil collected is used to manufacture soap and the other part is used for the production of biodiesel. The campaign is conducted in the states of Ceará, Bahia, Minas Gerais, Pernambuco, Rio Grande do Sul and São Paulo.

Ultracargo

Ultracargo continued its sponsorship of the Citizenship Pole (Polo de Cidadania), an event organized by the Camaçari Industrial Development Committee (Cofic) in partnership with the Social Service for Industry (Sesi), Cidade do Saber and Camaçari City Government (BA). This initiative provides access to a series of free services and activities for the community, particularly in the areas of health, education, culture, sport and leisure.

The Company also supported the Tribuna de Santos newspaper’s Community in Action program, an award scheme which discloses and publicizes projects contributing to improving the lives of thousands of people living along the seaboard around the city of Santos.

The Company invests to ensure the impacts of its operations on the environment are minimized and all its units are ISO certified. In 2018, for example, a rainwater harvesting and reuse system, presented in 2017 in the Santos Terminal and approved by the state environmental protection agency, Companhia Ambiental do Estado de São Paulo (Cetesb) - was installed as part of the Optimization and Rational Use of Water Plan (Prua).

Extrafarma

For the 3rd consecutive year, in 2018, Extrafarma sponsored the CowParade event in Fortaleza, promoting the local culture and social responsibility. At the end of the event, the “little cows” were auctioned, the entire proceeds being donated to local charities.

Extrafarma operates a Health Services Waste Management Plan with the support of third party advisory companies authorized by National Sanitary Surveillance Board (Anvisa) for transportation, handling and disposal of spent and damaged medications, syringes, needles and gauzes.

People

Ultra considers people as its differential and the determining factor in corporate success. In this context, it has endeavored to intensify and improve its performance assessment, career planning and succession processes. These initiatives form part of the management model incorporating a variable compensation system linked to meritocracy and the generation of value and reinforcing the processes of attraction, training and retention of talents, the purpose being to attract people and develop the necessary capabilities for the strategy’s success.

# of employees
	2018	2017	Δ (%) 2018v2017
Ipiranga	3,318	3,051	9%
Oxiteno	1,943	1,901	2%
Ultragaz	3,511	3,633	-3%
Ultracargo	710	715	-1%
Extrafarma	7,112	6,698	6%
Corporate Center	440	450	-2%
Ultrapar	17,034	16,448	4%

The operations model combined with the culture in the human resources area has transformed Ultra into a reference for the development of employees and leaderships, continuous promotion of investments and the permanent search for talents. In 2018, approximately 350 people participated in young professionals, interns and trainee programs. During the same period, Ultra accumulated about 500 thousand hours of employee training. Of the three succession processes involving senior executive positions in the businesses in 2018, two were successors selected from internal candidates, who joined Ultra as interns and built their careers in different areas and businesses of the Company. The constant investment in employee development combined with Ultra’s business portfolio with operations in 5 segments results in a frequent flow of opportunities. In 2018 alone, more than 500 employees were transferred internally and 593 new direct job positions were created. Additionally, all the business units run programs for their employees, segmented according to focus such as development and education, health and safety.

Ipiranga

Ipiranga University (IU) – provides the strategic tools for formation, skills training and self-development. Using both onsite and virtual means, the university helps to develop the skills and know-how both for the employees and also the resellers and their teams. One of the highlights of the IU in 2018 was a course on the theme of compliance with competition/anti-trust rules and held for 28 groups comprising both employees and clients. The course is designed to guard against practices which transgress the rules and guidelines of free competition.

Live More (Viva Mais) – quality of life program consisting of actions and campaigns for guidance on the benefits of wellbeing.

Medical Control and Occupational Safety Program (PCMSO) – offers several preventive annual medical examinations for detecting possible diseases and promoting healthcare.

Safety Program – includes inspections at units, investments in improving installations and guidelines also to be followed by service providers. During the year, one of the focuses of the program was promoting the Attitude of the Owner, directed at leadership level for stimulating leaders to act as catalysts for changing behaviors. Campaigns were also run to develop engagement on the use of Individual Protection Equipment, safe behavior on traffic and active care. The results are reflected in the reduction of 81% of typical accidents with time off work compared with 2017.

The Advantages of Staying at School and Connected with Tomorrow (Junior Achievement) – both for young apprentices, the first reinforcing the importance of continuing study with a focus on employability, education and qualification while the second stimulated a reflection on the future, preparations necessary to join the labor market and guidance on career perspectives.

Oxiteno

DNA Portal – an e-learning platform which, in addition to providing employee courses, is used in the case of about 50% of the actions in relation to the development plans for each employee and linked to the results of the performance evaluation process.

What’s Next Forum – an event transmitted live with the presentation/participation of Oxiteno’s principal leaderships held every two to three month. The program provides information on the principal achievements of the business, its objectives and the next steps forward, as well as allowing time for questions and answers. The event is broadcast in Portuguese with simultaneous translation into English and Spanish, the first pilot program being aired in August and watched by 1,200 professionals.

Corporate Facebook – a solution offered by the social network operator itself, enhancing a feeling of participation in the businesses since in addition to being able to form communities, the employees are informed on a universal and timely basis as to the principal events at the Company. After the channel operating only two months, 96% of the employees had joined the platform.

Ultragaz

Ultragaz Academia On-Line – Ultragaz has educational academies offering training for all businesses both with a technical and behavioral focus. In 2018, the Company invested in a new e-learning tool, Academia On-line, an educational tool which can now be accessed by cell phone for stimulating self-development including training and offers a file and video library for research.

Yet another focus in 2018 was the training of managers and coordinators through the Leadership Academia consisting of an onsite and remote learning path for ensuring that Ultragaz leadership has the knowledge and resources allowing them to manage human capital in accordance with the strategy designed for the company and its employees.

Ultragaz Self-development Guide – Ultragaz’s strategy is to promote career management skills among its employees so that they can work on their self-development, creating their own career plan and use this as a basis for further development. The Self-development Guide provides a comprehensive collection of solutions and suggestions on free online courses offered by well-known teaching institutions such as Fundação Getúlio Vargas (FGV) and Instituto Endeavor, as well as films, books and series that can help the employee work essential skills required by Ultragaz.

Ultracargo

DNA Ultracargo – program designed to reinforce the culture of safety and operational discipline among employees to help the Company reach the Interdependence stage on the Bradley Curve, where safety is a responsibility that is effectively shared and incorporated by all.

Operator Formation Program (PFO) – designed to unify learning and guarantee greater quality and safety to the operation. Those responsible for disseminating knowledge are Ultracargo’s employees themselves known as Multipliers and Reference Operators, appointed by their immediate superiors and recognized for the safety practices, conduct, processes and procedures they adopt in a correct and regular form.

Extrafarma

Maturity Program – the purpose is to provide working opportunities to people aged over 50 years. More experienced professionals strengthen the store’s team, relate well to customers and contribute to a better shopping experience in our stores.

Extrafarma Excellence Program – seeks to stimulate quality and improvement in the processes of customer service and in pharmacy operations. Personnel from the stores which stand out most in the program are honored at the annual convention and are recognized by the Company’s management.

Capital markets

Including trades on B3 (UGPA3) and NYSE (UGP), daily financial trading volume was R$ 139 million (+6%) in 2018. The closing price of the Company’s shares in 2018 was R$ 53.20 on B3, a 29% reduction in the period. The market capitalization of Ultrapar was R$ 30 billion at the end of the year. The Ibovespa stock index reported an appreciation of 15% for the year. Ultrapar’s shares on the NYSE depreciated 40% over the same period, while the Dow Jones Industrial Average fell 6% in 2018.

UGPA3 x Ibovespa Performance – 2018 (Dec. 28, 2017 = 100)

Dividends

Ultrapar’s Corporate Bylaws requires the distribution of a minimum mandatory dividend to its shareholders of 50% of the adjusted net income. Over the past five years, net income allocated to the payment of dividends averaged 60%.

In 2018, Ultrapar declared dividends of R$ 685 million, a payout of 60% on net income for the year and equivalent to a dividend yield of 2.5% on the average Ultrapar stock price.

Dividend history
Fiscal year	Total amount (R$ million)	Dividend per share (R$)	Payout
2018	685	1.26	60%
2017	951	1.75	62%
2016	907	1.67	58%
2015	871	1.60	58%
2014	779	1.42	62%

2018 FINANCIAL PERFORMANCE ANALYSIS

Economic and operational environment

2018 was marked by the truckers’ strike, which paralyzed the country and impacted a raft of different sectors, while reducing the pace of economic recovery seen up to mid-May and weakening confidence among both consumers and business. However, following the outcome to the general elections, confidence levels resumed growth.

Indicators
	2018	2017	Δ (%) 2018v2017
Average exchange rate (R$/US$)	3.65	3.19	14%
Brazilian interbank interest rate (CDI)	6.4%	9.9%	-3.5 p.p.
Inflation in the period (IPCA)	3.7%	2.9%	0.8 p.p.
IBC—Br	137.3	135.7	1%
Average Brent crude oil (US$/barrel)	71.1	54.4	31%

The decision of members of OPEP+ to cut oil production was sufficient to drive up prices until September. From October, oil prices began to decline with the announcement of increased output in the United States and continuing high inventory levels. At the end of the year, a barrel of oil was priced at US$ 53/barrel (Brent), a 20% drop in the year.

In 2018, the number of registered light vehicles resumed growth totaling 2.5 million, a year-over-year increase of 14%. ABIQUIM data for chemicals for industrial applications recorded a drop of 1% in 2018 in National Apparent Consumption. In the retail pharmacy sector, Abrafarma members’ data shows that sales grew by 8% in 2018.

Ipiranga

Sales volume at Ipiranga rose 1% in 2018, with diesel increasing 2%, in line with the gradual recovery in the economy. Conversely, fuel volume for light vehicles (Otto cycle) was 1% less year-over-year, declining until July before resuming growth during the second half. Record ethanol production in 2018 contributed to the reduction in its prices and, consequently, drove the 45% increase in sales while gasoline sales volume recorded a decline of 14%.

Ipiranga posted an increase of 14% in net revenues, due principally to: (i) movements in the average costs of diesel and gasoline which recorded consecutive increases from January through September, in line with international benchmark prices and the devaluation of the Real against the US dollar; (ii) an increase in fuel value-added taxes (PIS/COFINS) in July 2017; and (iii) the strategy of constant innovation in services and convenience at the service station, creating greater customer satisfaction and loyalty.

Sales, general and administrative expenses rose 7%, principally due to the consolidation of expenses relating to the ICONIC joint venture (due both to the addition of expenses from Chevron’s lubricants operation as well as extraordinary expenses relating to the startup of the joint operation itself), which initiated in December 2017. If the expenses with the ICONIC business were excluded then sales, general and administrative expenses would have remained flat compared to 2017, as a result of initiatives adopted for reducing expenses in the light of the unfavorable operating environment in 2018.

Ipiranga’s Adjusted EBITDA in 2018 amounted to R$ 2,052 million, 33% lower than 2017, principally due to: (i) the truckers’ strike and its impact on sales volumes, variation in margins and higher costs and non-recurring expenses in the period; (ii) the extraordinary expenses with consolidation and startup of the ICONIC operations; and (iii) the movements in fuel costs during 2018.

Ipiranga invested R$ 957 million in 2018, practically 50% allocated to the expansion of the service stations network (through branding unbranded stations, opening new stations and capturing new customers), am/pm and Jet Oil franchises and logistics facilities. The remaining 50% was invested in network renovation and maintenance and logistics infrastructure. Out of the total investment, R$ 388 million related to property, plant and equipment and additions to intangible assets, R$ 390 million to contractual assets with clients (exclusive rights) and a further R$ 179 million to financing to clients and leasing advances, net of repayments.

Oxiteno

An increase in the demand for commodities, whose volumes rose 8%, together with the 5% reduction in specialty chemical volumes, resulted in an overall reduction of 3% in sales volume compared with 2017, a year Oxiteno reported record sales. Despite the increase in sales volume from the new plant in the USA following its startup in September, export volumes fell 4% in 2018 due to reduced demand from Mercosur countries, notably Argentina. Sales volume in the domestic market also fell 2% compared with 2017.

Oxiteno’s net revenues were up 20%, principally due to the 14% devaluation in the Real against the US dollar as well as an increase in the average price in US dollars of 8%, in line with the year-over-year increase in the cost of raw materials. These factors offset the effect of lower sales volumes and the greater share of commodities in the sales mix.

The cost of goods sold rose 17% in 2018, due to: (i) the increase in the cost of raw materials, principally ethylene; (ii) the 14% devaluation in the Real relative to the US dollar; and (iii) costs relating to the startup of the new industrial unit in the USA.

Sales, general and administrative expenses increased 10%, principally due to the effect of the devaluation of the Real on expenses with international operations as well as higher payroll expenses.

The “Other operating income” line recorded net revenue of R$ 214 million, compared with R$ 52 million in 2017. Both in 2017 and 2018, Oxiteno registered gains from tax credits following a court ruling on the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes.

Oxiteno’s EBITDA amounted to R$ 625 million in 2018, an increase of 111% compared with 2017, in spite of lower sales volume. The increase is largely explained by the constitution of tax credits, with a net effect of R$ 186 million in EBITDA, and the depreciation of R$ 0.46/US$ in the average Real/US dollar exchange rate in 2018. If the tax credits were excluded, Oxiteno would have still reported 48% growth in EBITDA in 2018.

In 2018, Oxiteno invested R$ 467 million, principally allocated to the construction of the plant in the United States and in the expansion and maintenance of its industrial units as a whole.

Ultragaz

Ultragaz’s total sales volume was down 1% in 2018, in line with the decline in the overall Brazilian market. While volume was flat year-over-year in the bottled segment, the bulk segment posted a reduction of 3%, principally due to the programmed reduction of an industrial client.

Net revenues were up 16% in 2018, largely due to readjustments in bottled and bulk LPG costs in the refineries and the differentiation and innovation strategies adopted.

The cost of goods sold was up 21%, mainly due to the higher cost of LPG in the refineries.

Sales, general and administrative expenses fell 11% in 2018, the result of initiatives for reducing expenses and improved efficiencies such as lower marketing and freight expenses, mainly due to the gradual shift from CIF to FOB delivery method among its clients, as well as lower expenses with strategic consultancies and lower loss provisions.

Ultragaz reported a net expense of R$ 278 million in the “Other operating income” line in 2018, compared with R$ 79 million in 2017. In 2018, Ultragaz registered expenses relating to the break-up fee of R$ 286 million due to the Brazilian Anti-Trust Authority’s (CADE) decision to block the acquisition of Liquigás. In 2017, Ultragaz booked a net expense of R$ 79 million relating principally to a Cease and Desist Agreement (Termo de Compromisso de Cessação de Prática – TCC)—signed with CADE for R$ 84 million.

Ultragaz’s EBITDA was R$ 258 million, 41% lower than 2017. Excluding the impact of the abovementioned break-up fee and TCC, the Company’s EBITDA would have grown by 4%, largely reflecting the initiatives for reducing costs and expenses despite lower sales volumes.

Ultragaz invested R$ 225 million in 2018, mainly in the bulk segment, replacement and acquisition of gas bottles and information technology.

Ultracargo

Total average storage at Ultracargo was up 5% due to increased handling activity in Santos, reflecting a partial resumption of its operations in June 2017, and increased ethanol handling in Brazilian ports, notwithstanding the reduction in fuel imports in 2018.

Net revenues rose 13% in 2018, due to: (i) increased average storage following the partial resumption of activities at the Santos terminal; (ii) improved productivity at Ultracargo; and (iii) contractual readjustments for inflation.

The cost of services provided was up 12%, principally due to higher expenditures with rentals, payroll, contracting of third party services in Santos and tankage maintenance services at the terminals in addition to the payment of higher property taxes in 2018.

Sales, general and administrative expenses were up 4% in 2018. The increase reflected: (i) higher payroll expenses due to annual salary adjustments and increased variable remuneration, in line with improved results; and (ii) higher outlays with strategic consultancies and operational safety, but attenuated by reimbursement of an incorrectly charged port management fee in previous fiscal years.

Ultracargo’s EBITDA was up 44% to R$ 178 million in 2018 due to: (i) greater handling activity at the terminals; (ii) contractual readjustments; and (iii) residual effects of the fire in April 2015 at the Santos Port terminal with a negative impact of R$ 39 million in 2017.

Ultracargo invested R$ 162 million in 2018, mainly allocated to the expansion of the Itaqui and Santos terminals and adjustments and maintenance to existing infrastructure.

Extrafarma

Extrafarma opened 68 new stores and closed 29 in 2018, a 10% expansion (a net increase of 39 stores) in the network.

Extrafarma’s gross revenues were up 8% in 2018 due to an 11% increase in retail sales, the result of an expanded store network and the higher average number of stores. This growth was partially compensated by a 21% drop in revenues from the wholesale segment and an increase in competition in the sector. In June 2018, the Company replaced its retail IT system, temporarily affecting both retail and wholesale operations during the implementation and stabilization period.

The cost of goods sold increased by 11% in 2018, mainly due to higher sales volume and the annual readjustment in pharmaceutical prices authorized by the Medicine Market Regulation Chamber (“Câmera de Regulação do Mercado de Medicamento” - CMED). Gross profits reached R$ 607 million, an increase of 3%, due to sales growth, albeit partially impacted by the replacement of the retail system in June, as well as more intensive promotional activities and higher competition.

Sales, general and administrative expenses were up 15% in 2018, due to the 19% greater average number of stores. Excluding the effect of the new stores, sales, general and administrative expenses would have declined by 3%, principally due to the Company’s initiatives implemented for productivity gains and reducing expenses, notably in payroll and travel expenses as well as acquiring fees.

Extrafarma recorded a R$ 47 million negative EBITDA compared with R$ 23 million in 2017 due to: (i) the impacts caused by the implementation and stabilization of the new retail management system; (ii) the non-recurring event involving a more rigorous selection of stores for closure in the third quarter of 2018; (iii) the greater number of new and still maturing stores and (iv) increased competition in the sector.

Extrafarma invested R$ 118 million in 2018. This amount was largely allocated to the opening of new stores and the new information systems platform.

Ultrapar

Performance comparison
R$ million	2018	2017	Δ (%) 2018v2017
Net revenue from sales and services	90,698	79,230	14%
Cost of products and services sold	(84,537)	(72,431)	17%
Gross profit	6,161	6,799	-9%
Selling, marketing, general and administrative expenses	(4,297)	(4,063)	6%
Other operating income, net	58	59	-3%
Income from disposal of property	(22)	(2)	885%
Operating income	1,899	2,793	-32%
Financial result	(114)	(474)	-76%
Share of profit os subsidiaries, joint ventures and associates	(15)	21	—
Income before income and social contribution taxes	1,771	2,339	-24%
Income and social contribution taxes	(639)	(813)	-21%
Net income	1,132	1,526	-26%

Net revenue from sales and services

Ultrapar reported net revenues from sales and services of R$ 90,698 million in 2018, a year-over-year growth of 14%, as a consequence of the increase in revenues at all businesses.

Cost of products and services sold

Ultrapar’s cost of goods sold and services provided was R$ 84,537 million in 2018, up 17% from 2017 as a result of growth in all businesses.

Gross profit

Ultrapar posted a gross profit of R$ 6,161 million in 2018, down 9% compared with 2017 due to a decline in aggregate profits at Ipiranga and Ultragaz.

Selling, marketing, general and administrative expenses

Ultrapar’s general, administrative, sales and commercial expenses totaled R$ 4,297 million in 2018, 6% up on 2017 due to the effects of inflation on expenses and specific factors from each business unit.

Other operating income

In 2018, Ultrapar recorded net revenues of R$ 58 million, 3% down on 2017, due to: (i) the break-up fee due after CADE’s rejection of the proposed acquisition of Liquigás; and (ii) recognition of tax credits in favor of Oxiteno with respect to the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes.

Disposal of property

In 2018, Ultrapar registered a net expense on property disposals of R$ 22 million compared to a net expense of R$ 2 million in 2017, the result of the writing down of IT assets at all the businesses and a more rigorous selection of non-performing drugstores at Extrafarma for closure, attenuated by the sale of real estate by Ipiranga.

Adjusted EBITDA

Ultrapar’s consolidated Adjusted EBITDA reached R$ 3,069 million in 2018, a reduction of 23% compared to 2017.

EBITDA calculation from net income – R$ Million

Net income	1,132	1,526	-26%
(+) Income and social contribution taxes	639	813	-21%
(+) Financial result	114	474	-76%
(+) Depreciation and Amortization	812	705	15%

EBITDA	2,697	3,518	-23%

Adjustments
(+) Amortization of contractual assets with customers—exclusive rights (Ipiranga)	372	463	-20%

Adjusted EBITDA	3,069	3,981	-23%

Depreciation and amortization*

Total costs and expenses with depreciation and amortization in 2018 amounted to R$ 1,184 million, up 1% from 2017 due to the investments made in the period.

*	Includes amortization of contractual assets with clients – exclusive rights.

Operating income

Ultrapar posted R$ 1,899 million in operating income in 2018, down 32% from 2017 because of the lower operating income reported by Ipiranga, Ultragaz and Extrafarma.

Financial result

Ultrapar’s financial result was a net expense of R$ 114 million in 2018, down R$ 361 million from the net expenses registered in 2017 despite the increase in net debt, due mainly to: (i) the lower Interbank (CDI) interest rate in the period; (ii) the financial income from the constitution of tax credits at Oxiteno with the exclusion of the ICMS sales tax from the PIS/COFINS taxes calculation base; and (iii) the effects of the depreciation of Ultrapar’s share over the subscription warrants issued in the association with Extrafarma.

Net Income

Ultrapar’s consolidated net income in 2018 was R$ 1,132 million, a reduction of 26% in relation to 2017, principally due to the decline in EBITDA for the period, partially compensated by the lower net financial expense.

Indebtedness

Ultrapar reported a gross debt at year-end 2018 of R$ 15,206 million and a gross cash position of R$ 6,994 million, equivalent to a net debt position of R$ 8,212 million, an increase of R$ 991 million compared with 2017. Net debt to EBITDA LTM at year-end 2018 was 2.68x compared to 1.81x at year-end 2017.

Investments and outlook

Ultrapar’s 2018 investments net of divestments and repayments were R$ 1.9 billion.

Ultrapar’s investment plan for 2019 totals R$ 1,762 million and is indicative of the Company’s commitment to the sustainable growth of its businesses and operating excellence.

At Ipiranga, the approved limit for investments is R$ 824 million, approximately 50% being allocated to expansion of the resellers network with the addition of fueling stations and am/pm and Jet Oil franchises and the expansion of logistics infrastructure with the construction of two bases and expansion of a further three. The remaining 50% will be invested in maintenance and modernization of Ipiranga’s activities, principally the renewal of reseller contracts and information to support the operations.

Investments by Business – R$ Million

The investment of R$ 319 million approved for Oxiteno will be used mainly for technological modernization of the Company’s productive units and information systems, in addition to investments in safety, with a view to efficiency gains and increased productivity.

At Ultragaz, investments of R$ 279 million were approved for the: (i) capture of new clients in both the bottled and bulk segments; (ii) replacement and acquisition of gas bottles; (iii) expansion and maintenance of the filling plants; and (iv) in information technology with a view to efficiency gains and as part of the innovation strategy.

Ultracargo is expected to invest R$ 161 million in increased tankage at the Itaqui and Santos terminals, adding 16% to the Company’s total capacity over the course of the second half of 2019, and in the continuing improvement in safety and infrastructure at the terminals.

Extrafarma plans to invest R$ 158 million for expanding the store network with the rollout of new stores as well as expanding its logistical infrastructure and IT capability.

Ultrapar possesses the characteristics of an entrepreneurial organization, increasingly selective and prudent in the decisions it takes on the allocation of capital and seeking to be more assertive in its investments. The Company’s capacity to plan and execute the strategic initiatives in the investment plan, combined with the opportunities for inorganic investments, will ensure the continuation of a sustained growth trajectory, maintaining the protagonism achieved over Ultra’s more than 80 years of history.

Relationship with the Independent Auditors

The policies of Ultrapar and its subsidiaries regarding the rendering of services by independent auditors ensure that there is no conflict of interests, loss of independence and objectivity of the services eventually rendered by independent auditors that are not related to external audit.

Pursuant to CVM Instruction No. 381/03, the Company informs that, during the fiscal year of 2018, the external auditors were hired to rendered services in addition to external audit services, which represented 5.7% of the global compensation for external audit services. The services rendered refers to the revision of Tax Accounting Bookkeeping in the amount of R$102,000.00 and auditing services related to the issuance of a comfort letter connected to the offering of securities in the amount of R$310,000.00. The term for providing these services are inferior than one year. These services do not affect the independence and objectivity required to perform the external audit services, as it refers to assurance services.

The Company’s independent auditors stated to Ultrapar’s management that the services provided did not affect the independence and objectivity necessary to perform the external audit services, as it refers to services of adherence assurance to fiscal legislation.

São Paulo February 20, 2019 – Ultrapar Participações S.A. (B3: UGPA3/NYSE: UGP), a Company engaged in retail and specialized distribution (Ipiranga/Ultragaz/Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter of 2018.

Net Revenues	Adjusted EBITDA	Net earnings
R$23 billion	R$993 million	R$496 million
10% YoY -2% QoQ	-5% YoY 17% QoQ	27% YoY 53% QoQ
Investments	Declared dividends	Market cap.[1]
R$548 million	R$380 million	R$30 billion

¹	As of December 31, 2018

Highlights

•	Ultrapar announces its organic investment plan for 2019, totaling R$ 1.8 billion

•	Distribution approved of R$ 380 million in dividends for 2H18, resulting in a payout of 60% on net earnings for 2018 and a dividend yield of 2.5%

•	Net revenues in 2018 exceeded R$ 90 billion

•	Operational cash generation was R$ 1.4 billion in 2018

Conference Call 4Q18

Ultrapar will be holding a conference call for analysts and investors on February 21, 2019 to comment on the Company’s performance in the fourth quarter of 2018 and its outlook. The presentation will be available for download on the Company’s website 30 minutes prior to the conference call. WEBCAST live via internet at ri.ultra.com.br. Please connect 15 minutes in advance.

Portuguese: 11 a.m. (Brasília time) / 9 a.m. (US EST)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

Replay: +55 (11) 2188-0400 (available for seven days)

Code: Ultrapar

English: 12:30 p.m. (Brasília time) / 10:30 a.m. (US EST)

International Participants: +1 (844) 802-0962

Code: Ultrapar

Replay: +1 (412) 317-0088 (available for seven days)

Code: 10127683

Message from the Management

Ultrapar took important steps to enhance both its management model and its corporate governance during 2018.

As part of a planned succession process and consistent with the Company’s good corporate governance, Paulo Guilherme Aguiar Cunha, after three decades of unparalleled contributions, was nominated Chairman Emeritus of the Board of Directors, an honorary and lifetime position. To succeed him, Pedro Wongtschowski, Vice Chairman of the Board of Directors and Chief Executive Officer of Ultrapar between 2007 and 2012, was elected Chairman.

Other important succession movements took place at the senior management level, in the leadership of Extrafarma, Ultragaz and Ipiranga, equally aligned to a planned succession process that blended internal promotions with the attraction of external talents.

Over the course of the year, we dedicated both time and resources to improving Ultrapar’s strategic planning process with a view to achieving better integration and dynamics of the analyses of our businesses with an extension of our planning horizon, harmonization of assumptions and parameters among companies, monitoring results closer and more frequently, consolidation of annual budgets and investment plans and a structured assessment for the Company’s portfolio of investments.

On another front, we formalized or improved some important corporate policies such as Risk Management (general nature), Management of Financial Risks, Disclosure of Material Facts, Securities’ Trading and Competition/Anti-Trust policies. All of these initiatives are consistent with our organization’s resolute commitment to the continual improvement in governance practices and the ethical and transparent conduct of our people.

From the macro-economic point of view, the year began with a positive outlook for recovery in Brazil following the deepest recession in the country’s history. However, rising oil prices combined with a sharp currency devaluation engendered a significant increase in fuel prices and, consequently, road transportation freight costs, culminating in a truckers’ strike which paralyzed the entire country, impacting substantially all sectors of the economy. The outcome to this event together with uncertainties surrounding the eventual results of the general elections, led the Brazilian economy to post only moderate growth in 2018.

Since our businesses bear a close correlation with the domestic economic performance, we took firm action in the management of costs, expenses and capital employed, seeking to increase the efficiency of our operations, optimize investments and reduce the working capital of our companies. In such an environment of limited economic expansion and consequent intensified competition, there was an inevitable impact on some of our results. In 2018, Ultrapar reported an Adjusted EBITDA of R$ 3,069 million and net earnings of R$ 1,132 million, which were solid results, although below our expectations and lower than those reported for 2017.

On the other hand, initiatives taken to control costs and for greater selectivity in capital investments produced an excellent operational cash generation of R$ 1.4 billion in 2018, higher than in 2017.

At Ipiranga, we strengthened the management model to ensure greater agility in reacting to the opportunities and challenges of the market. We strengthened the relationship with our resellers and modified the organizational structure with a view to facilitating the capture of value in the ancillary businesses such as the am/pm convenience store franchise and the customer relationship channels, notably KMV – Km de Vantagens, the country’s leading loyalty program. Following a difficult first half, also due to the truckers’ strike, Ipiranga began a gradual and consistent process of recovery in the second half of the year, underscoring our conviction of an improvement in results from 2019 onwards. In 2018, we added 67 bakeries and 54 beer caves to our network as well as 78 new am/pm stores and 37 Jet Oil units, consolidating both as the 2nd and 6th largest franchise networks in the country, respectively, according to the Brazilian Franchise Association. Among other initiatives, the Abastece aĺ (Fill Up) app is already being used by more than 1.4 million as a means of payment and for exchanging KMV points.

2

Oxiteno began operations at its new ethoxylation plant in Texas, USA, with a state of the art operation both in technology and automation and located in the world’s largest surfactants’ market, this important project being concluded at an investment of approximately US$ 200 million. In addition, the Company continues committed to its research and development activities for continually expanding its specialty chemicals portfolio with greater potential for adding value and launched 22 new products in 2018.

Throughout the year, Ultragaz continued to develop pioneering innovation and operational excellence in its field, which combined with discipline in the management of costs and expenses has contributed to consolidate the Company as a worldwide benchmark in LPG distribution. Employing digital solutions for its clients, automating the activities of its commercial team and employing digital technology with its resellers, Ultragaz aims to continue growing organically in Brazil, mainly in the North and the Northeast, at the same time assessing opportunities for expansion in the international market. In 2018, Ultragaz developed and launched seven new LPG applications for industry, agribusiness and commerce and services, adding more than 900 new clients during the year.

Ultracargo reported an excellent performance in 2018, despite a scenario of reduced fuel imports which affected the entire bulk liquid storage sector. The Company’s agility and flexibility were instrumental in maximizing opportunities in the ethanol and chemicals markets, offsetting the impact of the decline in the demand for fuel storage and handling. In 2019, the Company will continue investing in the expansion of its capacity mainly focusing on the ports of Santos (SP) and Itaqui (MA).

As to Extrafarma, 2018 was a year of intensifying competition in the retail pharmacy market with pressure both on margins and expansion processes of the principal retail networks. In this environment, the Company reduced its pace of store additions, adopting greater selectivity in location and potential profitability, prioritizing the densification of its network and logistics optimization. Additionally, Extrafarma has implemented a new retailing system, which shall contribute to enhance productivity and inventory management at the distribution centers and stores as well as providing a better purchasing experience for our customers.

For 2019, we rely on an improving Brazilian macroeconomic outlook, with greater generation of employment and incomes, driving expansion in domestic market demand. This combination of factors will be beneficial to our businesses, all of which have the potential to leverage future GDP growth and which will also benefit from the maturing process of investments made over the past few years. Consequently, at Ultrapar, we expect growth in all our businesses in the next few years with improved returns and a rapid reduction in financial leverage. This will allow us to increase our investment potential and to pursue market opportunities.

We believe in our capabilities to create value through our work in the management of companies of good quality, characterized by good market positioning, tangible competitive advantages, a good cash generation and return on capital employed, and a competent leadership team. We have also determined that our businesses should be conducted strictly according to Ultra’s principles – safety first and foremost; governance, integrity and management transparency; financial discipline and soundness; client satisfaction as the basis for our success; differentiation as a competitive factor; operational excellence and qualified and high performance teams.

We are determined to ensure that the Company will continue its successful trajectory of contributing to the development of Brazil, with respect for our clients, consumers, shareholders, business partners, employees, suppliers, capital markets and the society as a whole. We would like to take the opportunity to thank each one of our stakeholders for their trust and contribution in supporting and enhancing Ultrapar and its businesses.

Pedro Wongtschowski	Frederico Curado
Chairman of the Board of Directors	Chief Executive Officer

3

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares the fourth quarter of 2018 (“4Q18”) and the fourth quarter of 2017 (“4Q17).

As from 2018, the IFRS 9 and 15 standards issued by the IASB (International Accounting Standards Board) have been adopted. In order to provide a comparative basis between the information for 4Q18 and 2018 and that of 4Q17 and 2017 shown in this document, the information for 2017 includes alterations in the accounting standards, consequently differing from the values previously reported in the respective earnings releases. Explanations on the impacts of the fourth quarter 2017 compared with the amounts previously published are available in the Company’s website (ri.ultra.com.br).

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers—exclusive rights; and EBIT – Earnings Before Interest and Taxes is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 04, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	4Q18	4Q17	3Q18	2018	2017
Net income	495.6	389.4	323.2	1,132.3	1,525.9
(+) Income and social contribution taxes	314.5	233.7	171.7	638.7	813.3
(+) Financial result	(116.7)	119.4	58.8	113.5	474.3
(+) Depreciation and amortization	210.2	187.5	210.3	812.5	704.5

EBITDA	903.6	930.1	763.9	2,697.1	3,518.0

Adjustments
(+) Amortization of contractual assets with customers—exclusive rights (Ipiranga)	89.4	116.9	85.8	371.8	463.0

Adjusted EBITDA	993.0	1,046.9	849.7	3,068.9	3,981.0

4

Executive Summary

Indicators	4Q18	4Q17	3Q18	Δ(%) 4Q18 v 4Q17	Δ(%) 4Q18 v 3Q18	2018	2017	Δ(%) 2018 v 2017
Average exchange rate (R$/US$)	3.81	3.25	3.96	17%	(4%)	3.65	3.19	14%
Brazilian interbank interest rate (CDI)	1.5%	1.8%	1.6%	(0.2 p.p.)	0.0 p.p.	6.4%	9.9%	(3.5 p.p.)
Inflation in the period (IPCA)	0.4%	1.1%	0.7%	(0.8 p.p.)	(0.3 p.p.)	3.7%	2.9%	0.8 p.p.
IBC—Br¹	138.4	136.6	138.2	1%	0%	137.3	135.7	1%
Average Brent crude oil (US$/barrel)	67.4	61.5	75.5	10%	(11%)	71.1	54.4	31%

[1]	Quarterly average seasonally adjusted.

In 4Q18, Ultrapar reported an Adjusted EBITDA of R$ 993 million (-5%) and net income of R$ 496 million (+27%).

Ipiranga

Ipiranga reported volumes of 6,160 thousand m³, an increase of 4% compared with 4Q17, with a growth of 3% in diesel, maintaining the tendency since early 2018, and 5% in the Otto cycle, reversing the decline of the first three quarters of 2018. Ipiranga’s Adjusted EBITDA was R$ 569 million, a 35% decline in 4Q17 due to the negative effect of cost movements and conditions for fuel imports. In spite of the year-over-year decline, during the course of 2H18, Ipiranga posted a gradual recovery both in volume and results, with a growth of 14% in EBITDA on 4Q18 compared with 3Q18, following a sharp market downturn in 1H18.

Oxiteno

Oxiteno registered a volume of 190 thousand tons, a reduction of 6% in relation to 4Q17, the result of lower sales of specialty chemicals, despite the growth in the volume of commodities and volume sold in the United States. During 4Q18, Oxiteno recognized tax credits from previous fiscal years reflecting the exclusion of the ICMS sales tax from the PIS/COFINS tax calculation base, producing a net effect of R$ 186 million in EBITDA and R$ 153 million in financial income. Consequently, EBITDA in 4Q18 was R$ 280 million, 265% higher than the same period in 2017. Excluding this effect, Oxiteno’s EBITDA would have totaled R$ 94 million, an increase of 22% in relation to 4Q17, principally driven by a devaluation of 17% in the value of the Real against the US dollar.

Ultragaz

Ultragaz recorded volumes of 421 thousand tons, a year-over-year reduction of 1% with an increase of 1% in the bottled segment and a reduction of 5% in the bulk segment, impacted principally by lower industrial demand. Ultragaz’s EBITDA amounted to R$ 121 million (+151%), principally due to the non-recurring effect of the Cease and Desist Agreement (Termo de Compromisso de Cessação de Prática—TCC) signed with the Brazilian Anti-Trust Authority - CADE in 4Q17 for R$ 84 million. On the same comparative basis and excluding the TCC’s impact, Ultragaz’s EBITDA would have shown a reduction of 8%, reflecting a decrease in sales volume in the period and lower participation of the bulk business in the sales mix.

Ultracargo

Average storage at Ultracargo increased by 1% relative to 4Q17, due to greater ethanol handling activity at the Aratu, Santos and Suape terminals, despite the reduction in fuels movement at these terminals. Ultracargo’s EBITDA was R$ 40 million in the quarter, up 8% compared with 4Q17, reflecting greater average storage and contractual readjustments.

Extrafarma

Extrafarma ended 4Q18 with 433 stores, opening 68 units in the past 12 months and 27 in the quarter. EBITDA in 4Q18 was R$ 15 million negative, mainly due to the remaining effects of the stabilization process following the installation in June 2018 of the new retail management system, higher pressure from the competitive environment and the increase in the number of new and still maturing stores.

5

Ipiranga

	4Q18	4Q17	3Q18	Δ(%) 4Q18 v 4Q17		Δ(%) 4Q18 v 3Q18		2018	2017	Δ(%) 2018 v 2017
Total volume (000 m³)¹	6,160	5,908	6,200	4%		(1%	)	23,680	23,458	1%
Diesel	2,971	2,887	3,301	3%		(10%	)	11,964	11,743	2%
Gasoline, ethanol and NGV	3,087	2,931	2,780	5%		11%		11,265	11,367	(1%	)
Others²	101	89	120	13%		(15%	)	450	348	29%
Adjusted EBITDA (R$ million)	569	878	497	(35%	)	14%		2,052	3,067	(33%	)

[1]	Starting in Dec/17, total volume includes ICONIC, the lubricants joint venture with Chevron
²	Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Otto cycle volume rose 5% compared with 4Q17, reversing the declining trend seen over the first three quarters of 2018. In parallel, diesel volume increased 3%, driven by sales in the service station segment. In relation to 3Q18, volumes declined by 1%, a reduction of 10% in diesel and an increase of 11% in Otto cycle business, due to seasonal differences between the periods. Over 2018, Ipiranga registered an accumulated sales volume of 23,680 thousand m³, 1% greater than 2017.

Net revenues – Total of R$ 19,883 million (+11%), mainly due to variations in fuel costs and higher sales volume. Compared with 3Q18, net revenues were 1% lower, the result of variations in fuel costs and also lower sales volumes. In 2018, Ipiranga’s net revenues were R$ 76,473 million, a year-over-year growth of 14%, mainly due to an increase in cost of goods sold.

Cost of goods sold – Total of R$ 19,003 million (+13%), principally due to variations in fuel costs and higher sales volume. In relation to 3Q18, cost of goods sold fell 1%, due to reduced sales volume as well as variations in the cost of fuels during the period. In 2018, cost of goods sold totaled R$ 73,053 million, an increase of 17% compared with 2017.

Sales, general and administrative expenses (SG&A) – Total of R$ 516 million (+4%), mainly due to the increase in expenses of R$ 16 million reflecting the consolidation of ICONIC in December 2017, including additional expenses for the integration of the companies. Excluding this factor, SG&A increased by 1% on an annual comparative basis—but below inflation for the period—due to higher marketing and freight transportation prices, mitigated by the reversal of a provision for losses in line with the improvement in the credit portfolio risk. In relation to 3Q18, SG&A fell 5%, due to the seasonal reduction in volume and the reversal of provision for losses. In 2018, sales, general and administrative expenses totaled R$ 2,150 million, up 7% in relation to 2017. Excluding ICONIC-related expenses, SG&A remained unchanged compared to 2017, due to the efforts to better manage SG&A expenses.

Adjusted EBITDA – Total of R$ 569 million (-35%), mainly influenced by a negative inventory effect due to variations in fuel costs and by more favorable conditions for imports in 4Q17, despite the higher sales in the period. In relation to 3Q18, Adjusted EBITDA increased by 14%, due to: (i) the gradual recovery in margins, following a sharp deterioration in the market during 1H18; and (ii) the reduction in SG&A expenses, which demonstrates an improvement in the profitability of the business. In 2018, Ipiranga’s Adjusted EBITDA amounted to R$ 2,052 million, a decrease of 33% in relation to 2017.

Investments – Ipiranga invested R$ 283 million, allocated mainly to maintenance and expansion of the service station and franchise network. Out of total investments, R$ 109 million was allocated to plant, property and equipment and to intangible assets, R$ 111 million to contractual assets with clients (exclusive rights) and R$ 63 million in financing to clients and rental advances, net of repayments. Investments in 2018 were R$ 957 million.

For a better comparison between sales volume and the service station network, from this quarter onwards, Ipiranga is adopting a new criteria for disclosing information on its service station network. The new concept considers the service stations which are already operational and have existing contracts with Ipiranga, in addition to service stations that maintain commercial relationship with Ipiranga. Therefore, Ipiranga will not consider signature of contracts as a criteria to include service stations in the network reported. On the basis of this new criterion, Ipiranga ended the year with 7,218 service stations, a net increase of 249, mainly reflecting the opening of units contracted in the past years but which effectively became operational in 2018. Based on the previous criteria, Ipiranga would have ended 4Q18 with 8,088 service stations (+1%), a net addition of 83 stations in 2018. Data for the past five years using this new criteria can be found on page 17.

6

Oxiteno

	4Q18	4Q17	3Q18	Δ (%) 4Q18 v 4Q17		Δ (%) 4Q18 v 3Q18		2018	2017	Δ (%) 2018 v 2017
Total volume (000 tons)	190	201	205	(6%	)	(8%	)	769	790	(3%	)
Specialty Chemicals	148	164	162	(10%	)	(8%	)	613	646	(5%	)
Commodities	42	38	44	12%		(4%	)	156	145	8%
Sales in Brazil	141	146	151	(3%	)	(7%	)	557	571	(2%	)
Sales outside Brazil	49	55	54	(12%	)	(10%	)	211	220	(4%	)
Adjusted EBITDA (R$ million)	280	77	173	265%		61%		625	296	111%

Operational performance – In 4Q18, sales volume of commodities increased 12% year-over-year, reflecting greater demand. Conversely, volumes of specialty chemicals declined by 10%, the domestic market reporting a decrease of 8%, mainly in the agrochemicals, automotive fluids and distribution segments. In the external market, specialty chemical volume fell 13%, due to lower exports to Argentina, this mitigated by improved sales volume in the United States following the opening of the Pasadena, Texas plant in September in 2018. Compared with 3Q18, total sales volume declined 8%, due to seasonal variations in specialty chemical sales as well as reduced sales of commodities in the period. Sales volume amounted to 769 thousand tons in 2018, 3% less than 2017.

Net revenues – Total of R$ 1,200 million (+6%), mainly due to a 17% devaluation in the Real against the US dollar (equivalent to R$ 0.56/US$), but attenuated by lower sales volume and the greater share of commodities in the sales mix. In relation to 3Q18, net revenues fell 12%, in this case due to a 4% appreciation in the Real against the US dollar (equivalent to R$ 0.15/US$) and lower sales volume. In 2018, net revenues totaled R$ 4,748 million, a 20% growth compared with 2017.

Cost of goods sold – Total of R$ 974 million (+6%), due to: (i) the 17% devaluation of the Real against the US dollar; (ii) higher costs related to the startup of the new unit in the United States; and (iii) higher payroll expenditures, these impacts being partially offset by lower sales volume. Compared with 3Q18, cost of goods sold decreased by 6%, mainly a reflection of lower sales volume and the 4% appreciation in the Real. In 2018, the cost of goods sold totaled R$ 3,758 million, an increase of 17% relative to 2017.

Sales, general and administrative expenses (SG&A) – Total of R$ 197 million (+8%), due to: (i) higher payroll expenses; (ii) greater expenditures in the United States with the startup in operations at the new plant; and (iii) the impact of the Real’s devaluation on international operations expenses, to a degree offset by lower logistics expenditures, in turn reflecting lower sales volume. In relation to 3Q18, SG&A rose 2%, principally due to higher expenditures with personnel, although mitigated by lower logistics expenditures due to a decline in sales volume in the period. Oxiteno ended 2018 with SG&A totaling R$ 736 million, a year-over-year increase of 10%.

Other operational results – Total of R$ 209 million in 4Q18, the result of tax credits from previous fiscal years and following a final ruling excluding ICMS sales tax from the PIS/COFINS calculation base.

EBITDA – EBITDA at Oxiteno totaled R$ 280 million (+265%), principally due to tax credits which had a net effect of R$ 186 million in the quarter. If this effect is excluded, EBITDA for 4Q18 would have totaled R$ 94 million, an increase of 22% on an annual comparative basis, mainly due to the devaluation of the Real in the period. In relation to 3Q18, EBITDA rose 61%, due to the tax credits mentioned above, but attenuated by exchange rate variations in compared periods. In 2018, EBITDA totaled R$ 625 million, growth of 111% in relation to 2017.

Investments – Investments in the period were R$ 70 million, allocated mainly to investments in the new specialty chemicals plant in the United States and maintenance at the Company’s industrial units. Investments in 2018 were R$ 467 million.

7

Ultragaz

	4Q18	4Q17	3Q18	Δ (%) 4Q18 v 4Q17		Δ (%) 4Q18 v 3Q18		2018	2017	Δ (%) 2018 v 2017
Total volume (000 tons)	421	426	450	(1%	)	(6%	)	1,725	1,746	(1%	)
Bottled	297	295	309	1%		(4%	)	1,198	1,201	0%
Bulk	124	131	141	(5%	)	(12%	)	527	545	(3%	)
EBITDA (R$ million)	121	48	159	151%		(24%	)	258	440	(41%	)
EBITDA ex-non-recurring¹ (R$ million)	121	132	159	(8%	)	(24%	)	544	524	4%

[1]	In 2018, figures exclude the R$ 286 million break-up fee following the rejection of the Liquigás acquisition proposal (1Q18) and, in 2017, the TCC signed with CADE of R$ 84 million (4Q17)

Operational performance – In the bottled segment, volume increased 1% compared with 4Q17 due to commercial initiatives. The bulk segment registered a decline of 5% in volume, due to a 3% decline in the São Paulo market, where Ultragaz has higher penetration, and programmed reductions by an industrial client. In relation to 3Q18, sales volume fell 6%, reflecting a decline of 4% in the bottled segment and 12% for bulk, reflecting seasonal factors between the periods. In 2018, Ultragaz’s sales volume totaled 1,725 thousand tons, a 1% reduction in relation to 2017, in line with the decline in the LPG market as a whole in the period.

Net revenues – Total of R$ 1,783 million (+7%), due to readjustments in the costs of LPG, partially attenuated by lower sales volume of the bulk segment. In relation to 3Q18, net revenues fell by 5%, reflecting a lower sales volume in the period. In 2018, net revenues totaled R$ 7,043 million, 16% higher than 2017.

Cost of goods sold – Total of R$ 1,552 million (+9%), principally due to readjustments in LPG costs over the course of 2018. In relation to 3Q18, the cost of goods sold fell 5%, reflecting lower sales volume. In 2018, the cost of goods sold totaled R$ 6,153 million, an increase of 21% in relation to 2017.

Sales, general and administrative expenses (SG&A) – Total of R$ 165 million (-3%), due to: (i) lower expenses with strategic consultancies; (ii) variations in provisions for losses; and (iii) a reduction in marketing expenditures, attenuated by a concentration of indemnity and resignation expenses. In relation to 3Q18, SG&A rose by 14% due mainly to higher loss provisions and heavier expenses with indemnities and resignations, with higher concentration specifically in this quarter. In 2018, sales, general and administrative expenses totaled R$ 576 million, 11% less than 2017.

EBITDA – Total of R$ 121 million (+151%), mainly due to the non-recurring effect in 4Q17 of the Cease and Desist Agreement (Termo de Compromisso de Cessação de Prática – TCC) signed with the Brazilian Anti-Trust Authority – CADE for R$ 84 million. Excluding the TCC, Ultragaz’s EBITDA fell 8% due to the lower sales volume and the lower share of bulk business in the total sales mix. In relation to 3Q18, Ultragaz’s EBITDA fell 24%, due to seasonally lower volumes. In 2018, EBITDA, ex-non-recurring items, totaled R$ 544 million, an increase of 4% in relation to 2017.

Investments – Ultragaz invested R$ 55 million, allocated to clients in the bulk segment, and to replacement and acquisition of gas bottles and IT, with a focus on the strategy of differentiation and innovation. In 2018, investments totaled R$ 225 million.

8

Ultracargo

	4Q18	4Q17	3Q18	Δ (%) 4Q18 v 4Q17	Δ (%) 4Q18 v 3Q18		2018	2017	Δ (%) 2018 v 2017
Effective storage[1] (000 m³)	756	745	765	1%	(1%	)	757	724	5%
EBITDA (R$ million)	40	37	44	8%	(9%	)	178	124	44%

[1]	Monthly average

Operational performance – Ultracargo’s average storage rose 1% in relation to 4Q17 due to increased ethanol handling at the Aratu, Suape and Santos terminals, despite the reduced movement of fuels at the same terminals. In relation to 3Q18, average storage at the terminals fell 1% due to the reduced handling of fuels and ethanol in Suape, although partially offset by greater ethanol handling in Santos. In 2018, average storage at Ultracargo increased by 5% in relation to 2017.

Net revenues – Total of R$ 127 million in 4Q18 (+7%), driven by increased average storage, greater productivity and contractual readjustments. Compared with 3Q18, net revenues rose 2%, due to higher movement in spot contracts. In 2018, net revenues totaled R$ 494 million, 13% higher than 2017.

Cost of services provided – Total of R$ 63 million (+7%) due to higher payroll expenditures (mainly in the form of variable compensation) and increased costs with leasing agreements. In relation to 3Q18, cost of services provided rose 2% due to the same factors described above. In 2018, the cost of services provided totaled R$ 245 million, 12% higher, year-over-year.

Sales, general and administrative expenses (SG&A) – Total of R$ 34 million (+4%), principally due to the effects of inflation. In relation to 3Q18, sales, general and administrative expenses increased 10%, reflecting higher payroll expenses and strategic consultancy services fees. In 2018, sales, general and administrative expenses totaled R$ 117 million, 4% more than 2017, aligned with inflation.

EBITDA – Total of R$ 40 million (+8%) due to contractual readjustments and greater average storage. In relation to 3Q18, EBITDA fell 9% due to higher expenses and lower handling activity in the period. In 2018, Ultracargo’s EBITDA totaled R$ 178 million, a growth of 44% in relation to 2017.

Investments – Ultracargo invested R$ 76 million in the period dedicated to expansion of the Itaqui and Santos terminals, maintenance and modernization of terminals and operation security. In 2018, total investments were R$ 162 million.

9

Extrafarma

	4Q18	4Q17	3Q18	Δ (%) 4Q18 v 4Q17	Δ (%) 4Q18 v 3Q18	2018	2017	Δ (%) 2018 v 2017
Gross Revenues (R$ million)	526	522	515	1%	2%	2,141	1,981	8%
Drugstores (end of the period)	433	394	414	10%	5%	433	394	10%
% of mature stores (+ 3 years)	45%	45%	47%	(0.4 p.p.)	(1.6 p.p.)	45%	45%	(0.4 p.p.)
EBITDA (R$ million)	(15)	3	(24)	na	na	(47)	23	na

Operational performance – Extrafarma ended 4Q18 with 433 stores, 68 openings and 29 closures over the past 12 months, equivalent to an increase of 10% of its network. At the end of 4Q18, still maturing stores (up to three years of operations) accounted for 55% of the network, reflecting its rate of expansion in the past years. In relation to 3Q18, Extrafarma opened 27 new stores and closed 8.

Gross revenues – Total of R$ 526 million (+1%) due to a 5% growth in retail sales, in turn reflecting higher number of storesand the annual readjustment in pharmaceutical prices. These effects were attenuated by the remaining impacts of the replacement of the retailing system, temporarily affecting operations during the system’s period of stabilization, and higher pressure from the competitive environment. In relation to 3Q18, gross revenue increased 2% due to the greater number of stores, however, attenuated by the non-recurring effects of the retailing system’s substitution already mentioned. In 2018, gross revenues totaled R$ 2,141 million, 8% greater year-over-year.

Cost of goods sold and gross profit – Cost of goods sold totaled R$ 348 million (+2%) due to an improvement in sales and the annual readjustments in pharmaceutical prices. Gross profit reached R$ 151 million, same level as last year. In relation to 3Q18, the cost of goods sold and gross profit recorded an increase of 1% and 5%, respectively, due to higher sales turnover and seasonally greater trade marketing funds from industry. In 2018, the cost of goods sold totaled R$ 1,421 million and gross profit, R$ 607 million, 11% and 3% more than 2017, respectively.

Sales, general and administrative expenses (SG&A) – Total of R$ 186 million (+13%), reflecting higher number of stores. Excluding the effect of new stores, SG&A expenses fell 1% year-over-year due to initiatives introduced for improving productivity and reducing expenses, particularly those involving payroll, logistics and credit card fees. In relation to 3Q18, SG&A expenses increased by 5%, a reflection of a higher average number of stores. In 2018, sales, general and administrative expenses totaled R$ 717 million, 15% higher than 2017. Excluding the impact of new store openings in 2018, SG&A expenses fell 3% in relation to 2017.

EBITDA – Total of R$ 15 million negative compared with R$ 3 million in 4Q17 due to the remaining effects relating to the substitution of the retailing system, the higher pressure from the competitive environment and the greater number of new and maturing stores. In relation to 3Q18, EBITDA increased R$ 9 million due to the non-recurring effect of store closures in that quarter at an expense of R$ 11 million. In 2018, Extrafarma’s EBITDA was negative at R$ 47 million against a positive EBITDA of R$ 23 million in 2017.

Investments – In 4Q18, Extrafarma invested R$ 50 million dedicated to opening new drugstores and IT, the focus being on improving the shopping experience and operational excellence. In 2018, Extrafarma invested R$ 118 million.

10

Ultrapar

Values in R$ million (except EPS)	4Q18	4Q17	3Q18	Δ (%) 4Q18 v 4Q17	Δ (%) 4Q18 v 3Q18	2018	2017	Δ (%) 2018 v 2017
Net sales and service	23,467	21,348	23,834	10%	(2%)	90,698	79,230	14%
Net earnings[1]	496	389	323	27%	53%	1,132	1,526	(26%)
Earnings per share attributable to Ultrapar shareholders[2]	0.94	0.72	0.60	30%	55%	2.12	2.91	(27%)
Adjusted EBITDA	993	1,047	850	(5%)	17%	3,069	3,981	(23%)
Investments	548	798	492	(31%)	11%	2,081	2,309	(10%)

¹	Under IFRS, consolidated net earnings includes net earnings attributable to the stake of non-controlling shareholders of the controlled companies
²	Calculated in Reais based on the weighted average number of shares over the period net of shares held as treasury stock

Net revenues – Total of R$ 23,467 million (+10%) due to growth in revenues at all the businesses. In relation to 3Q18, net revenues fell 2% due to lower revenues from Ipiranga, Oxiteno and Ultragaz. In 2018, net revenues totaled R$ 90,698 million, an increase of 14% compared with 2017.

Adjusted EBITDA – Total of R$ 993 million (-5%) reflecting lower EBITDA at Ipiranga and Extrafarma, while Oxiteno, Ultragaz and Ultracargo reported an improved EBITDA compared with 4Q17. Adjusted EBITDA rose 17% compared with 3Q18 due to a higher EBITDA at Ipiranga and Oxiteno. In 2018, Adjusted EBITDA totaled R$ 3,069 million, a reduction of 23% compared with 2017.

Depreciation and amortization³ – Totaled R$ 300 million (-2%) due to the reduction in amortization of contractual assets with clients – exclusive rights, but attenuated by investments made in the past 12 months. Compared with 3Q18, total costs and expenses with depreciation and amortization rose by 1%. In 2018, depreciation and amortization totaled R$ 1,184 million, 1% higher than 2017.

Financial results – Ultrapar ended 2018 with a net debt of R$ 8.2 billion (2.7x LTM Adjusted EBITDA) compared with R$ 7.2 billion on December 31, 2017 (1.8x LTM Adjusted EBITDA), an increase in gross debt, despite stronger operational cash generation following investment activity in the period. Ultrapar reported net financial income of R$ 117 million in 4Q18 compared with a net financial expense of R$ 119 million in 4Q17, a result of: (i) the appropriation of interest on tax credits with respect to the exclusion of the ICMS sales tax from the PIS/COFINS calculation base in the amount of R$ 153 million; (ii) the result of currency hedges due to exchange rate variation in the period; and (iii) the year-over-year decline in the Interbank Rate (CDI), as a result of liability management initiatives implemented by the Company in the past years, with a reduction in the weighted average cost of debt and an increase of the average maturity. On a quarter-over-quarter comparative basis, the improvement in net financial expense was R$ 175 million. In 2018, net financial expenses totaled R$ 114 million, a decline of 76% compared with 2017.

Net earnings – Total of R$ 496 million (+27%), mainly due to the improvement in financial results. In relation to 3Q18, net earnings increased by 53% due to the improvement in financial results and higher EBITDA. In 2018, net earnings totaled R$ 1,132 million, a 26% reduction in relation to 2017.

Operational cash flow – Total of R$ 2,889 million in 2018, compared to R$ 1,739 million in 2017, due to initiatives in working capital management in the period.

[3]	Includes amortizator or contractual assets with customers – exclusive rights.

11

Capital markets

Ultrapar reported a financial trading volume of R$ 165 million/day in 4Q18 (+30%) and R$ 139 million/day in 2018 (+6%) including movement on both B3 and NYSE. Ultrapar’s shares closed the quarter at R$ 53.20 on B3, an increase of 43% in the quarter and a reduction of 29% in 2018. The Ibovespa stock index appreciated 11% in 4Q18 and 15% in 2018. On the NYSE, the Company’s shares recorded an appreciation of 46% in 4Q18 and a depreciation of 40% for the year, while the Dow Jones Industrial Average for the same periods recorded depreciation of 12% and 6%, respectively. Ultrapar’s market capitalization at the end of 4Q18 was R$ 30 billion.

Capital markets	4Q18	4Q17	3Q18	2018	2017
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization[1] (R$ million)	29,601	41,730	20,771	29,601	41,730
B3
Average daily traded volume (shares)	2,756,147	1,239,097	2,129,349	1,965,247	1,285,665
Average daily traded volume (R$ 000)	121,971	91,988	88,953	99,248	93,115
Average share price (R$/share)	44.25	74.24	41.77	50.50	72.43
NYSE
Quantity of ADRs² (000 ADRs)	27,863	30,635	31,971	27,863	30,635
Average daily traded volume (ADRs)	975,807	470,775	812,594	766,590	523,628
Average daily traded volume (US$ 000)	11,388	10,816	8,575	10,854	11,883
Average share price (US$/ADR)	11.67	22.97	10.55	14.16	22.69
Total
Average daily traded volume (shares)	3,731,955	1,709,871	2,941,943	2,731,837	1,809,293
Average daily traded volume (R$ 000)	165,305	127,136	122,725	138,598	131,059

¹	Calculated based on the closing price of the period
²	1 ADR = 1 common share

Performance UGPA3 x Ibovespa—4Q18

(Sep 28, 2018 = 100)

12

Debt (R$ million)

Ultrapar consolidated	4Q18	4Q17	3Q18
Gross debt	(15,206.1)	(13,590.6)	(15,620.1)
Cash and cash equivalents	6,994.4	6,369.9	6,428.8
Net debt	(8,211.7)	(7,220.7)	(9,191.3)
Net debt/Adjusted EBITDA LTM	2.68x	1.81x	2.94x
Average cost of debt (% CDI)	97.5%	92.5%	96.2%
Average cash yield (% CDI)	97.0%	96.2%	95.6%

Debt amortization profile:

Debt breakdown:

Local currency	9,675.4
Foreign currency	5,486.8
Result from currency and interest hedge instruments	43.9
Total	15,206.1

13

ULTRAPAR

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 18	DEC 17	SEP 18
ASSETS
Cash and cash equivalents	3,939.0	5,002.0	3,751.7
Financial investments	2,853.1	1,283.5	2,484.9
Trade receivables and reseller financing	4,436.6	4,147.9	4,796.3
Inventories	3,354.5	3,513.7	3,163.9
Taxes	896.9	881.6	948.1
Contractual assets with customers—exclusive rights	484.5	456.2	487.2
Other	247.2	205.2	274.2

Total Current Assets	16,211.7	15,490.1	15,906.3

Financial investments	202.3	84.4	192.3
Trade receivables and reseller financing	429.8	330.0	377.5
Deferred income and social contribution taxes	514.2	614.1	746.0
Escrow deposits	881.5	822.7	868.2
Contractual assets with customers—exclusive rights	1,034.0	1,046.1	1,012.1
Other	1,448.5	870.9	1,020.4
Investments	129.1	150.2	129.9
Property, plant and equipment and intangible assets	9,648.2	8,875.9	9,552.7

Total Non-Current Assets	14,287.7	12,794.2	13,899.1

TOTAL ASSETS	30,499.4	28,284.3	29,805.3

LIABILITIES
Loans, financing and debentures	2,274.0	3,503.7	3,641.6
Trade payables	2,731.7	2,155.5	2,121.3
Salaries and related charges	428.2	388.1	421.3
Taxes	268.0	221.5	253.7
Other	634.9	740.9	331.0

Total Current Liabilities	6,336.8	7,009.7	6,768.8

Loans, financing and debentures	12,932.2	10,086.9	11,978.5
Provisions for tax, civil and labor risks	865.2	861.2	875.3
Post-employment benefits	204.2	207.5	221.5
Other	361.0	495.0	397.5

Total Non-Current Liabilities	14,362.6	11,650.6	13,472.8

TOTAL LIABILITIES	20,699.4	18,660.3	20,241.6

SHAREHOLDERS’ EQUITY
Capital	5,171.8	5,171.8	5,171.8
Reserves	4,646.2	4,184.6	4,179.8
Treasury shares	(485.4)	(482.3)	(484.2)
Other	115.5	372.2	333.7
Non-controlling interests in subsidiaries	351.9	377.8	362.6

Total shareholders’ equity	9,800.0	9,624.0	9,563.7

TOTAL LIAB. AND SHAREHOLDERS’ EQUITY	30,499.4	28,284.3	29,805.3

Cash and financial investments	6,994.4	6,369.9	6,428.8
Debt	(15,206.1)	(13,590.6)	(15,620.1)

Net cash (debt)	(8,211.7)	(7,220.7)	(9,191.3)

14

ULTRAPAR

In million Reais

CONSOLIDATED INCOME STATEMENT

	4Q18	4Q17	3Q18	2018	2017
Net revenue from sales and services	23,467.0	21,347.6	23,834.2	90,698.0	79,230.0

Cost of products and services sold	(21,911.9)	(19,543.5)	(22,209.1)	(84,537.4)	(72,431.5)

Gross profit	1,555.2	1,804.1	1,625.1	6,160.6	6,798.5

Operating expenses

Selling and marketing	(653.6)	(629.4)	(683.4)	(2,670.9)	(2,486.4)
General and administrative	(448.6)	(416.0)	(407.1)	(1,625.8)	(1,576.5)
Other operating income (expenses)	261.0	(19.3)	24.4	57.5	59.4
Gain (loss) on disposal of property, plant and equipment and intangibles	(15.0)	(1.5)	(2.5)	(22.1)	(2.2)

Operating income	699.0	738.0	556.5	1,899.4	2,792.7

Financial results
Financial income	231.6	133.8	145.0	681.2	585.1
Financial expenses	(115.0)	(253.3)	(203.8)	(794.8)	(1,059.4)
Share of profit of subsidiaries, joint ventures and associates	(5.6)	4.6	(2.8)	(14.8)	20.7

Income before income and social contribution taxes	810.1	623.1	494.9	1,771.0	2,339.1

Provision for income and social contribution taxes
Current	(211.9)	(255.6)	(185.9)	(584.0)	(971.1)
Deferred	(134.2)	0.3	(15.9)	(162.4)	109.2
Benefit of tax holidays	31.6	21.6	30.1	107.7	48.6

Net income	495.6	389.4	323.2	1,132.3	1,525.9

Net income attributable to:
Shareholders of the Company	507.6	393.7	327.3	1,150.4	1,526.5
Non-controlling interests in subsidiaries	(12.1)	(4.3)	(4.1)	(18.1)	(0.6)

Adjusted EBITDA	993.0	1,046.9	849.7	3,068.9	3,981.0

Depreciation and amortization¹	299.6	304.4	296.0	1,184.3	1,167.6
Total investments²	548.1	798.2	492.2	2,080.8	2,309.4

RATIOS

Earnings per share—R$	0.94	0.73	0.60	2.12	2.82
Net debt / Stockholders’ equity	0.84	0.75	0.96	0.84	0.75
Net debt / LTM Adjusted EBITDA	2.68	1.81	2.94	2.68	1.81
Net interest expense / Adjusted EBITDA	na	0.11	0.07	0.04	0.12
Gross margin	6.6%	8.5%	6.8%	6.8%	8.6%
Operating margin	3.0%	3.5%	2.3%	2.1%	3.5%
Adjusted EBITDA margin	4.2%	4.9%	3.6%	3.4%	5.0%

Number of employees	17,034	16,448	16,936	17,034	16,448

¹	Includes amortization with contractual assets with customers – exclusive rights
²

Includes property, plant and equipment and additions to intangible assets, contractual assets with customers, financing of clients and rental advances (net of repayments) and acquisition of shareholdings

15

ULTRAPAR

In million Reais

CONSOLIDATED CASH FLOW

	JAN—DEC	JAN—DEC
	2018	2017
Net income for the period	1,132.3	1,525.9
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	14.8	(20.7)
Amortization of contractual assets with customers—exclusive rights	371.8	463.0
Depreciation and amortization	812.5	704.5
PIS and COFINS credits on depreciation	15.7	13.1
Interest, monetary, and foreign exchange rate variations	1,026.5	854.7
Deferred income and social contribution taxes	162.4	(109.2)
(Gain) loss on disposal of property, plant and equipment and intangibles	22.1	2.2
Estimated losses on doubtful accounts	69.3	132.8
Provision for losses in inventories	(1.5)	(0.8)
Provision for post-employment benefits	4.9	14.0
Other provisions and adjustments	(0.1)	1.5
	3,630.6	3,581.1
(Increase) decrease in current assets
Trade receivables and reseller financing	(355.9)	(725.2)
Inventories	168.7	(606.5)
Taxes	(11.5)	(334.2)
Dividends received from subsidiaries and joint ventures	42.4	29.4
Insurance and other receivables	(14.5)	358.7
Prepaid expenses	(37.5)	(23.0)
Increase (decrease) in current liabilities
Trade payables	576.2	412.4
Salaries and related charges	40.1	7.1
Taxes	46.5	33.1
Income and social contribution taxes	166.5	783.7
Post-employment benefits	15.6	5.1
Provision for tax, civil, and labor risks	13.3	11.9
Insurance and other payables	(59.2)	(49.4)
Deferred revenue	8.2	(3.9)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	(99.6)	(102.9)
Taxes	(539.5)	(130.2)
Escrow deposits	(58.8)	(39.8)
Other receivables	6.4	(4.4)
Prepaid expenses	(58.7)	(116.7)
Increase (decrease) in non-current liabilities
Post-employment benefits	(8.5)	(0.8)
Provision for tax, civil, and labor risks	11.8	(68.2)
Other payables	(4.4)	88.0
Deferred revenue	(1.0)	0.4
Payments of contractual assets with customers—exclusive rights	(390.2)	(529.7)
Income and social contribution taxes paid	(197.9)	(836.8)
Net cash provided by operating activities	2,889.0	1,739.0
Cash flows from investing activities
Financial investments, net of redemptions	(1,669.9)	60.9
Cash and cash equivalents of subsidiary acquired	3.7	59.9
Acquisition of property, plant, and equipment	(1,178.3)	(1,302.2)
Acquisition of intangible assets	(237.6)	(222.0)
Acquisiton of companies	(103.4)	—
Capital increase in joint ventures	(31.9)	(16.0)
Capital reduction in associates	1.3	—
Proceeds from disposal of property, plant and equipment and intangibles	38.6	47.7
Net cash used in investing activities	(3,177.6)	(1,371.8)
Cash flows from financing activities
Loans and debentures
Proceeds	4,461.1	4,510.7
Repayments	(3,710.7)	(2,462.2)
Interest paid	(737.6)	(769.7)
Payments of financial lease	(5.1)	(5.2)
Dividends paid	(808.6)	(940.3)
Related parties	(0.1)	7.0
Net cash provided by (used in) financing activities	(801.0)	340.3
Effect of exchange rate changes on cash and cash equivalents in foreign currency	26.6	20.2
Increase (decrease) in cash and cash equivalents	(1,063.1)	727.8
Cash and cash equivalents at the beginning of the period	5,002.0	4,274.2
Cash and cash equivalents at the end of the period	3,939.0	5,002.0

16

IPIRANGA

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 18	DEC 17	SEP 18
OPERATING ASSETS
Trade receivable	3,263.4	3,100.8	3,431.8
Trade receivable—noncurrent portion	393.2	297.4	338.0
Inventories	1,768.4	2,101.6	1,750.7
Taxes	576.9	526.0	630.2
Contractual assets with customers—exclusive rights	1,518.5	1,502.4	1,499.3
Other	906.5	739.9	901.9
Property, plant and equipment, intangibles and investments	3,501.1	3,387.7	3,483.9
TOTAL OPERATING ASSETS	11,928.0	11,655.7	12,035.9
OPERATING LIABILITIES
Suppliers	1,892.8	1,495.5	1,401.0
Salaries and related charges	122.7	122.9	109.0
Post-employment benefits	204.3	188.8	197.3
Taxes	177.8	155.2	176.0
Judicial provisions	327.9	326.1	333.7
Other accounts payable	242.0	195.2	253.4
TOTAL OPERATING LIABILITIES	2,967.4	2,483.7	2,470.5

CONSOLIDATED INCOME STATEMENT

	4Q18	4Q17	3Q18	2018	2017
Net sales	19,883.0	17,947.4	20,006.5	76,473.4	66,950.5

Cost of products and services sold	(19,002.8)	(16,818.2)	(19,162.0)	(73,053.2)	(62,697.2)

Gross profit	880.1	1,129.2	844.5	3,420.2	4,253.3

Operating expenses
Selling	(305.9)	(285.6)	(337.1)	(1,341.1)	(1,220.6)
General and administrative	(210.2)	(211.3)	(207.0)	(808.7)	(797.4)

Other operating income (expenses)	50.5	66.4	22.1	124.7	123.3
Income from sale of assets	(9.7)	(1.1)	12.8	1.5	(1.4)

Operating income	404.9	697.6	335.2	1,396.6	2,357.1

Equity in earnings (losses) of affiliates	(0.3)	0.3	0.4	0.6	1.2

Adjusted EBITDA	568.7	877.7	496.8	2,052.4	3,066.8

Depreciation and amortization¹	164.2	179.7	161.2	655.3	708.5
RATIOS
Gross margin (R$/m3)	143	191	136	144	181
Operating margin (R$/m3)	66	118	54	59	100
Adjusted EBITDA margin (R$/m3)	92	149	80	87	131
Adjusted EBITDA margin (%)	2.9%	4.9%	2.5%	2.7%	4.6%
Number of service stations[2]	8,088	8,005	8,018	8,088	8,005
Number of employees	3,318	3,051	3,324	3,318	3,051

¹	Includes amortization with contractual assets with customers – exclusive rights
²	Number of service stations demostrated in the old standard

Number of Service Station New Standard

Service Station	2014	2015	2016	2017	2018
Initial	5,844	6,127	6,380	6,658	6,969
Net addition	283	253	278	311	249
Gross addition	464	409	428	474	399
Debbuging	(181)	(156)	(150)	(163)	(150)
Final	6,127	6,380	6,658	6,969	7,218

17

OXITENO

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 18	DEC 17	SEP 18
OPERATING ASSETS
Trade receivable	605.1	530.1	777.2
Inventories	861.2	851.7	770.2
Taxes	578.7	181.6	169.9
Other	140.6	162.5	138.1
Property, plant and equipment, intangibles and investments	2,556.2	2,114.5	2,542.3
TOTAL OPERATING ASSETS	4,741.8	3,840.5	4,397.7
OPERATING LIABILITIES
Suppliers	444.2	300.3	435.5
Salaries and related charges	140.9	86.0	113.4
Taxes	36.7	29.9	42.5
Judicial provisions	26.9	16.4	22.6
Other accounts payable	75.2	60.7	33.8
TOTAL OPERATING LIABILITIES	723.9	493.3	647.8

CONSOLIDATED INCOME STATEMENT

	4Q18	4Q17	3Q18	2018	2017
Net sales	1,199.9	1,131.9	1,368.4	4,748.4	3,959.4
Cost of goods sold
Variable	(811.5)	(780.9)	(873.8)	(3,144.9)	(2,696.4)
Fixed	(122.3)	(97.7)	(126.3)	(463.6)	(368.0)
Depreciation and amortization	(39.9)	(35.9)	(37.6)	(149.2)	(135.8)
Gross profit	226.2	217.4	330.7	990.7	759.2
Operating expenses
Selling	(77.5)	(88.2)	(95.0)	(333.1)	(313.0)
General and administrative	(119.8)	(94.3)	(98.9)	(402.4)	(355.0)
Other operating income (expenses)	208.9	0.3	2.0	213.8	52.4
Income from sale of assets	(2.5)	(0.6)	(8.2)	(11.8)	(2.2)
Operating income	235.3	34.6	130.6	457.1	141.4
Equity in earnings (losses) of affiliates	(0.1)	0.4	0.4	0.9	1.4
EBITDA	279.8	76.7	173.3	625.4	295.9
Depreciation and amortization	44.6	41.7	42.3	167.4	153.1
RATIOS
Gross margin (R$/ton)	1,191	1,080	1,610	1,289	961
Gross margin (US$/ton)	313	333	407	353	301
Operating margin (R$/ton)	1,239	172	636	595	179
Operating margin (US$/ton)	325	53	161	163	56
EBITDA margin (R$/ton)	1,474	381	844	814	374
EBITDA margin (US$/ton)	387	117	213	223	117
Number of employees	1,943	1,901	1,931	1,943	1,901

18

ULTRAGAZ

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 18	DEC 17	SEP 18
OPERATING ASSETS
Trade receivable	386.3	340.4	403.7
Trade receivable—noncurrent portion	36.3	32.3	39.2
Inventories	140.7	137.1	119.1
Taxes	88.2	69.2	84.4
Escrow deposits	217.9	208.4	218.4
Other	58.4	63.9	54.3
Property, plant and equipment, intangibles and investments	964.5	966.3	966.8
TOTAL OPERATING ASSETS	1,892.4	1,817.5	1,886.0
OPERATING LIABILITIES
Suppliers	74.2	69.9	73.9
Salaries and related charges	92.9	111.0	117.5
Taxes	8.3	8.8	8.7
Judicial provisions	113.4	109.6	111.9
Other accounts payable	128.6	145.7	127.2
TOTAL OPERATING LIABILITIES	417.5	445.0	439.1

CONSOLIDATED INCOME STATEMENT

	4Q18	4Q17	3Q18	2018	2017
Net sales	1,782.6	1,669.8	1,869.9	7,043.2	6,071.0
Cost of sales and services	(1,551.8)	(1,422.7)	(1,625.3)	(6,153.0)	(5,096.5)
Gross profit	230.8	247.0	244.5	890.2	974.5
Operating expenses
Selling	(105.9)	(111.1)	(94.8)	(366.2)	(415.1)
General and administrative	(58.9)	(58.9)	(50.2)	(209.5)	(229.5)
Other operating income (expenses)	1.4	(83.2)	2.0	(277.7)	(79.3)
Income from sale of assets	(1.0)	3.4	1.1	(1.2)	5.3
Operating income (loss)	66.5	(2.7)	102.6	35.6	255.9
Equity in earnings (losses) of affiliates	(0.0)	0.4	(0.0)	0.0	1.2
EBITDA	120.8	48.1	159.2	258.1	440.0
Depreciation and amortization	54.2	50.4	56.6	222.5	182.8
RATIOS
Gross margin (R$/ton)	548	580	544	516	558
Operating margin (R$/ton)	158	(6)	228	21	147
EBITDA margin (R$/ton)	287	113	354	150	252
Number of employees	3,511	3,633	3,556	3,511	3,633

19

ULTRACARGO

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 18	DEC 17	SEP 18
OPERATING ASSETS
Trade receivable	37.1	34.6	45.8
Inventories	5.6	5.6	6.2
Taxes	3.7	0.5	8.6
Other	28.4	16.0	17.7
Property, plant and equipment, intangibles and investments	1,175.3	976.6	1,123.4
TOTAL OPERATING ASSETS	1,250.2	1,033.4	1,201.8
OPERATING LIABILITIES
Suppliers	50.5	34.6	28.0
Salaries and related charges	25.8	26.3	23.3
Taxes	9.1	6.9	6.7
Judicial provisions	24.1	26.4	24.8
Other accounts payable¹	59.9	119.8	59.2
TOTAL OPERATING LIABILITIES	169.4	213.9	142.1

¹	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables – indemnification clients

CONSOLIDATED INCOME STATEMENT

	4Q18	4Q17	3Q18	2018	2017
Net sales	126.8	119.0	124.3	493.6	438.4
Cost of sales and services	(63.4)	(59.3)	(62.1)	(245.1)	(218.5)
Gross profit	63.4	59.7	62.2	248.6	219.9
Operating expenses
Selling	(3.2)	(2.3)	(2.0)	(9.0)	(8.0)
General and administrative	(30.5)	(30.1)	(28.6)	(107.6)	(104.7)
Other operating income (expenses)	(1.5)	(3.1)	(1.5)	(5.0)	(37.1)
Income from sale of assets	(2.1)	(0.1)	(0.0)	(2.2)	4.9
Operating income	26.0	24.1	30.1	124.7	75.0
Equity in earnings (losses) of affiliates	(0.1)	0.2	0.1	1.3	1.6
EBITDA	39.6	36.6	43.7	178.5	124.3
Depreciation and amortization	13.7	12.3	13.4	52.4	47.7
RATIOS
Gross margin	50.0%	50.2%	50.1%	50.4%	50.2%
Operating margin	20.5%	20.3%	24.2%	25.3%	17.1%
EBITDA margin	31.2%	30.8%	35.1%	36.2%	28.4%
Number of employees	710	715	711	710	715

20

EXTRAFARMA

In million Reais

BALANCE SHEET

	QUARTERS ENDED IN
	DEC 18	DEC 17	SEP 18
OPERATING ASSETS
Trade receivable	154.4	149.9	147.6
Inventories	578.7	417.7	517.6
Taxes	136.7	121.7	113.9
Other	21.6	17.4	24.8
Property, plant and equipment and intangibles	1,169.3	1,131.3	1,138.4
TOTAL OPERATING ASSETS	2,060.8	1,837.9	1,942.4
OPERATING LIABILITIES
Suppliers	267.9	254.9	187.3
Salaries and related charges	45.8	41.7	57.8
Taxes	24.0	20.0	19.1
Judicial provisions	43.8	53.7	48.7
Other accounts payable	11.1	13.1	13.0
TOTAL OPERATING LIABILITIES	392.5	383.3	325.9

INCOME STATEMENT

	4Q18	4Q17	3Q18	2018	2017
Gross Revenues	525.7	522.0	514.5	2,141.0	1,980.5
Sales returns, discounts and taxes	(27.0)	(29.9)	(25.8)	(113.0)	(111.6)
Net sales	498.7	492.2	488.7	2,028.0	1,868.9
Cost of products and services sold	(348.0)	(341.3)	(345.5)	(1,421.1)	(1,277.3)
Gross profit	150.7	150.9	143.2	606.9	591.6
Operating expenses	(185.8)	(164.4)	(177.7)	(716.7)	(623.3)
Other operating income (expenses)	0.3	(0.0)	(0.3)	(0.1)	(0.2)
Income from sale of assets	0.3	(0.2)	(8.3)	(8.4)	(5.8)
Operating loss	(34.6)	(13.8)	(43.1)	(118.3)	(37.7)
EBITDA	(15.5)	2.8	(24.4)	(46.8)	23.1
Depreciation and amortization	19.1	16.6	18.7	71.6	60.8
RATIOS[1]
Gross margin	28.7%	28.9%	27.8%	28.3%	29.9%
Operating margin	-6.6%	-2.6%	-8.4%	-5.5%	-1.9%
EBITDA margin	-2.9%	0.5%	-4.7%	-2.2%	1.2%
Number of employees	7,112	6,698	6,951	7,112	6,698

¹	Calculated base on gross revenues

21

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD DIRECTORS

Date, Hour and Location:

February 20, 2019, at 2:30 p.m., at the Company´s headquarters, located at Av. Brigadeiro Luĺs Antônio, nr 1,343 - 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors undersigned; and (ii) regarding item 1, members of the Fiscal Council.

Decisions:

1.

To approve, after being examined and discussed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended on December 31, 2018, as well as the destination of net earnings for the year and the distribution of dividends, supported by the independent auditor’s report, and recommend its approval by the shareholders’ meeting.

2.

To approve, ad referendum to the Annual General Shareholders’ Meeting, the following destination of net earnings for the year ended on December 31, 2018, in the amount of R$ 1,150,421,028.65 (one billion, one hundred and fifty million, four hundred and twenty-one thousand, twenty-eight Reais and sixty-five cents), as described below:

a)	R$ 57,521,051.43 (fifty-seven million, five hundred and twenty-one thousand, fifty-one Reais and forty-three cents) will be allocated to the legal reserve;

b)

R$ 408,335,321.76 (four hundred and eight million, three hundred and thirty-five thousand, three hundred and twenty-one Reais and seventy-six cents) will be allocated to the statutory investment reserve; and

c)

R$ 684,564,655.46 (six hundred and eighty-four million, five hundred and sixty-four thousand, six hundred and fifty-five Reais and forty-six cents) will be allocated to the payment of dividends to holders of common shares, of which R$ 304,240,700.96 (three hundred and four million, two hundred and forty thousand, seven hundred Reais and ninety-six cents), equivalents to R$ 0.56 per share, were paid as interim dividends as approved by the Board of Directors on August 1st, 2018. The outstanding amount of the dividends approved herein, in the amount of R$ 380,323,954.50 (three hundred and eighty million, three hundred and twenty-three thousand, nine hundred and fifty-four Reais and fifty cents), will be paid to the shareholders as of March 13, 2019, without remuneration or monetary adjustment. The shareholders are entitled to receive dividends equivalent to R$ 0.70 (seventy cents) per share.

The record dates for receiving the dividends approved herein will be February 28, 2019 in Brazil and March 4, 2019 in the United States of America. The Company’s shares will be traded “ex-dividends” on B3 S.A. – Brasil, Bolsa, Balcão and on the New York Stock Exchange from and including March 1, 2019 onwards.

3.	The members of the Board of Directors approved the technical study about the projection of taxable income for realization of deferred tax assets, in line with the CVM Instruction nº 371/02.

4.

The members of the Board of Directors approved the stock split of the Company’s shares, in the ratio of one existing share into 2 shares of the same class and type, without any change in the financial amounts of its capital stock, as well as the submission of this proposal for shareholders approval in the Extraordinary General Meeting that will be called jointly with the Company’s Annual General Shareholders’ Meeting, with the consequent amendment of the caput of article 5 and the article 6 of the Company’s bylaws in order to reflect, respectively, (i) the new number of shares into which the capital stock of the Company will be divided; and (ii) the stock split within the limits of the authorized capital of the Company, as well the consolidation of the bylaws.

5.

The members of the Board of Directors were updated on the proposals that will be submitted for shareholders’ approval upon the calling of the Extraordinary and Ordinary General Meeting, manifesting positively to these proposals. The proposal of the slate of candidates to run for the Board of Directors election will be discussed timely.

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 20th, 2019)

6.	The members of the Board of Directors approved the calling of the Extraordinary and Ordinary General Meeting that shall be held on April 10, 2019.

7.	The members of the Board of Directors discussed and were updated about projects previously approved by the Board of Directors.

8.	The members of the Board of Directors were updated on the strategic and expansion projects of Ipiranga, in the infrastructure and logistics area.

9.

Considering the resignations of Mrs. Sandra López Gorbe from the position held at the Conduct Committee on November 8, 2018 and of Mr. André Pires de Oliveira Dias and Mr. Roberto Kutschat Neto on February 12, 2019, the members of the Board of Directors have elected, to occupy those positions, Mr. Lucio de Castro Andrade Filho and Mr. André Brickmann Areno, remaining one open seat. The composition of the Conduct Committee is endorsed, being, Mr. Marcelo Fernandez Trindade, for Chairman position, Mr. Lucio de Castro Andrade Filho, Mr. Denis Celso Marques Cuenca and Mr. André Brickmann Areno.

Observation: All the members of the Board of Directors approved the above items, with no reservations or amendments.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurĺcio Pereira Coelho

Lucio de Castro Andrade Filho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (03/2019)

Date, Time and Location:

February 20, 2019, at 2 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Fiscal Council undersigned.

Discussed and approved matters:

1.

The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2018, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders under the terms presented by the Company’s management.

2.	The members of the Fiscal Council discussed the technical study about the projection of the taxable earnings to carry out the deferred tax assets, in accordance to CVM Instruction 371/02.

3.

Pursuant to legal requirements and to the Internal Bylaws of The Fiscal Council, having examined the matters at the meeting held on February 19, 2019 and based on the opinion, with no reservations or amendments, of the independent auditors, dated February 20, 2019, the Fiscal Council issued its report, as attached (Annex A).

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read, approved and signed by all the members present.

Flavio César Maia Luz	Geraldo Toffanello
William Bezerra Cavalcanti Filho

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A. held on February 20, 2019)

ANNEX A

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31, 2018. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, KPMG Independent Auditors, dated February 20, 2019, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting, to be realized at an opportune moment, within the legal timeframe.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2018, in the amount of R$ 380,323,954.50 (three hundred and eighty million, three hundred and twenty-three thousand, nine hundred and fifty-four Reais and fifty cents), equivalent to R$ 0.70 per common share, to be paid from March 13, 2019 onwards, without remuneration or monetary adjustment.

The record date to establish the right to receive the dividend will be February 28, 2019 in Brazil, and March 4, 2019 in the United States. Therefore, from March 1, 2019 onwards, the shares will be traded “ex-dividend” on both the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) and the New York Stock Exchange (NYSE).

São Paulo, February 20, 2019.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Held Company

CNPJ/MF nº 33.256.439/0001- 39

NIRE 35.300.109.724

MATERIAL NOTICE

São Paulo, February 20, 2019 – Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby informs its shareholders and the market in general that the Board of Directors approved, at the meeting held today, a proposal for the stock split of shares issued by the Company, at a ratio of one share currently existing to two shares of the same class and type (“Stock Split”) and the changing of the number of shares into which the capital stock of the Company is divided. Such proposal will be submitted to the approval of its shareholders in an Extraordinary General Meeting, which will be called jointly to the Annual General Meeting.

This proposal aims to reposition the minimum lot price of the shares and potentially enable an increase of the trading volume of the Company’s shares.

If the Stock Split is approved, the capital stock of the Company will be divided in 1,112,810,192 (one billion, one hundred and twelve million, eight hundred and ten thousand, and one hundred and ninety two) shares, all of them nominative, with no par value. The Stock Split will not result in changing of the financial amount or in the equity interest of the shareholders of the Company. The shares result from the Stock Split will grant to its holders – including the holders of American Depositary Receipt issued by Ultrapar (“ADR”), traded in the New York Stock Exchange – the same rights of the currently held shares, including dividends, interests on equity and eventual compensation that may be approved by the Company. The parity between common shares and ADRs will remain at the ratio of 1/1, each ADR representing one share.

Further information about the date on which the shares will be traded ex-stock split, the credit date of the new shares issued as a result of the Stock split and the distribution date of the new ADRs will be informed to the market, depending on the approval at the Extraordinary General Meeting. The call notice, manual and the remote voting form of this Shareholders meeting will be disclosed to the market timely, within the legal period.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(2018 Financial report, 4Q18 and 2018 Earnings release, Board of Directors minutes, Fiscal Council minutes, Notice to shareholders and Material notice)